Management Report and Financial Statements of MorphoSys AG as of December 31, 2023 MorphoSys AG, Planegg

Management Report Significant Developments in Financial Year 2023 In the 2023 financial year, MorphoSys delivered against its clinical research and development goals, strengthening the foundation of its business. The Company continued to make exceptional progress across its mid to late-stage oncology pipeline, completing enrollment of pivotal trials ahead of schedule and presenting data at key scientific conferences – resulting in positive feedback and excitement from the cancer community. Comprehensive Phase 3 MANIFEST-2 results presented at the American Society of Hematology (ASH) 2023 Annual Meeting and Exposition demonstrated that the combination of pelabresib, an investigational BET inhibitor, and the JAK inhibitor ruxolitinib improves all four hallmarks of myelofibrosis – spleen size, anemia, bone marrow fibrosis, and disease-associated symptoms – versus placebo plus ruxolitinib, which is the standard of care in myelofibrosis. The pelabresib and ruxolitinib combination therapy nearly doubled the proportion of patients achieving a 35% or greater reduction in spleen volume, the study’s primary endpoint, a key finding given the known association between spleen volume reduction and patient survival. The pelabresib combination showed a strong positive trend in reducing the burden of disease-associated symptoms. Further, the combination improved measures of anemia, including greater hemoglobin response rates, fewer red blood cell transfusions and fewer anemia and fatigue adverse events, and improved bone marrow fibrosis by at least one grade in more patients. The combination therapy also demonstrated safety results in line with assessments from prior clinical trials. Additionally, pelabresib plus ruxolitinib was associated with fewer grade ≥3 adverse events compared with placebo plus ruxolitinib. These results point to a paradigm shift in myelofibrosis treatment, progress long awaited by physicians and the myelofibrosis community. Updated results from the Phase 1/2 study evaluating tulmimetostat, an investigational next-generation dual inhibitor of Enhancer of Zeste Homolog 2 (EZH2) and EZH1, across multiple tumor types were presented at the American Society of Clinical Oncology (ASCO) 2023 Annual Meeting. The data suggest responses or disease stabilization across all solid tumor cohorts, including those with heavily pre-treated patients. Notably, complete and partial responses were also observed in the lymphoma cohort. Physicians have expressed excitement about the deep responses seen in heavily pre-treated patients with tulmimetostat, which has increased potency, longer residence time on target, and a longer half-life than first-generation EZH2 inhibitors. In September 2023, the U.S. Food and Drug Administration (FDA) granted Fast Track designation for tulmimetostat for the treatment of patients with advanced, recurrent, or metastatic ARID1A-mutated endometrial cancer who have progressed on at least one prior line of treatment. MorphoSys’ key partner programs, developed via its legacy antibody technology platform, continue to mature and have the potential to generate significant value. These include ianalumab (Sjögren’s disease, lupus nephritis, and other autoimmune diseases), abelacimab (venous thromboembolism prevention), setrusumab (osteogenesis imperfecta), bimagrumab (adult obesity), and felzartamab (autoimmune diseases, multiple myeloma). In September 2023, Anthos Therapeutics revealed that its Phase 2 study of abelacimab in patients with atrial fibrillation was stopped early due to overwhelmingly positive results, with highly significant reductions in bleeding events versus standard of care. In October 2023, Ultragenyx and Mereo BioPharma announced interim Phase 2 data demonstrating that setrusumab significantly reduced fracture rates in patients with osteogenesis imperfecta. While not central to MorphoSys’ business strategy, these programs offer potential upsides and provide us with options for non-dilutive financing. In February 2024, MorphoSys entered into a Business Combination Agreement with Novartis BidCo AG (formerly known as Novartis data42 AG) and Novartis AG (hereinafter collectively referred to as “Novartis”) based on Novartis’ intention to submit a voluntary public takeover offer for all MorphoSys’ outstanding common shares in exchange for payment of € 68.00 per share in cash, for a total equity value of € 2.7 billion. The offer price corresponds to a premium of 94% and 142% on the volume weighted average price during the last month and three months, as of the unaffected January 25, 2024 close, respectively. As part of the agreement, Novartis seeks to obtain exclusive, worldwide rights to develop and commercialize pelabresib and tulmimetostat across all indications. The proposed transaction is currently expected to close in the first half of 2024. Separately, MorphoSys also entered into a Purchase Agreement to sell and transfer all exclusive rights worldwide related to tafasitamab to Incyte Corporation (“Incyte”). Both agreements were unanimously adopted by the Management Board and approved by the Supervisory Board. MorphoSys made breakthrough advancements on pelabresib, its flagship clinical program, and continued to advance other programs across its mid to late-stage pipeline in 2023. In addition, building upon this momentum, MorphoSys raised € 102.7 2 MorphoSys AG – Planegg — Annual Financial Statements as of December 31, 2023

million in additional funding. We believe this achievement extends the Company’s cash runway until early 2026, including the convertible debt repayment. Any potential cashflows resulting from the Novartis Business Combination Agreement as announced on February 5, 2024, were not considered in the recent corporate planning. MorphoSys’ entrance into the Business Combination Agreement with Novartis was facilitated by its progress and dedication in 2023. It was a favorable year overall, as the Company advanced and delivered on all its clinical development and commercial strategic priorities. In doing so, MorphoSys demonstrated its commitment to improving patient outcomes and creating positive value for society. 3 MorphoSys AG – Planegg — Annual Financial Statements as of December 31, 2023

Fundamentals of MorphoSys AG Organizational Structure and Business Model MorphoSys AG discovers and develops innovative therapies for patients suffering from cancer. MorphoSys AG, as the ultimate parent company of the Group, is located in Planegg, near Munich. MorphoSys AG has one wholly owned subsidiary, MorphoSys US Inc. (Boston, Massachusetts, USA). MorphoSys US Inc. in turn has a wholly owned subsidiary - Constellation Pharmaceuticals, Inc. (Boston, Massachusetts, USA). Constellation Pharmaceuticals, Inc. also has a wholly owned subsidiary, Constellation Securities Corp. (Boston, Massachusetts, USA). Constellation Pharmaceuticals, Inc. and Constellation Securities Corp. are collectively referred to as “Constellation,” and all entities constitute the “MorphoSys Group” or “Group.” MorphoSys AG’s Planegg site houses the central functions such as accounting, controlling, human resources, legal, patents, purchasing, corporate communications, and investor relations, as well as the translational research departments. Constellation focuses its activities on the clinical development of drug candidates and the related administrative departments. In 2023, MorphoSys US Inc. was responsible for tafasitamab’s commercialization. Legal Structure of the MorphoSys: Company Management and Supervision The parent company of the MorphoSys Group is MorphoSys AG, a German stock corporation listed in the Prime Standard segment of the Frankfurt Stock Exchange and on the NASDAQ Global Market. In accordance with the German Stock Corporation Act, the Company has a dual management structure with the Management Board as the governing body. The members of the Management Board are appointed and supervised by the Supervisory Board. The Supervisory Board of MorphoSys AG is elected by the Annual General Meeting and currently consists of six members. Detailed information on the Company’s management and supervision and its corporate governance principles can be found in the Statement on Corporate Governance. Targets and Strategy MorphoSys is a global biopharmaceutical company whose mission is to develop and commercialize innovative therapies for patients. Its activities in 2023 focused on hematology and oncology diseases. The Company aims to realize intermediate and long- term growth through its focus on proprietary drug development and commercialization. MorphoSys’ priority is to develop its lead candidate pelabresib and bring it to the market as well as continuing to develop other clinical candidates. MorphoSys is primarily advancing the clinical development of its own compounds, with further antibody candidates being clinically developed by partners. During the clinical phases, decisions are made on a case-by-case basis as to whether and at what point a partnership for further development and commercialization should be pursued. Drug candidates can be either fully out- licensed, developed on a proprietary basis, or developed with a partner (co-development). 4 MorphoSys AG – Planegg — Annual Financial Statements as of December 31, 2023

Company’s Management and Performance Indicators MorphoSys AG uses financial indicators to steer the Company. These indicators help to monitor the success of strategic decisions and give the Company the opportunity to take quick corrective action when necessary. The Company’s management also monitors and evaluates selected early indicators so that it can thoroughly assess a project’s progress and promptly take the appropriate actions should a problem occur. No key non-financial performance indicators are used for steering the Company. Material non-financial aspects are explained in a separate non-financial group report, which is available on our website. Financial Performance Indicators The development of the financial performance indicators in the reporting year is described in detail in the chapter “Analysis of Net Assets, Financial Position and Results of Operations”. The most important financial indicators used to measure the Company’s operating performance are research and development expenses as well as selling, general and administrative expenses. As additional factor, liquidity (consisting of the balance sheet items "Cash on Hand and Cash at Banks", "Other Securities" and other time deposits as part of the balance sheet item "Other assets") is also regularly analyzed and evaluated. Liquidity is not considered to be part of the key financial performance indicators. The budget for the respective financial year is approved by the Management Board and Supervisory Board.  Subsequent to the approval of the budget, a forecast is made two times within the year, to assess if the Company is on track to achieve its financial goals and progress towards financial guidance. The forecast informs decision making and enables management to take actions to achieve its goals. Non-Financial Aspects MorphoSys AG strives to develop new drugs for the well-being of patients with serious diseases. To ensure sustainable business success in this endeavor, MorphoSys AG takes selected non-financial aspects into account in addition to financial performance indicators. At MorphoSys, innovation remains a central aspect of our work. Our development strategy focuses on indications with high unmet medical need, where patients’ lives depend on new treatment options. Our goal is to improve the lives of these patients by focusing on therapeutic areas that best fit our expertise while making optimal use of our resources. In 2023, MorphoSys remained committed to supporting patients throughout their treatment journeys and removing access barriers for patients with limited or no insurance coverage. As part of this commitment, we offered patient assistance programs in the U.S. that provide financial support, ongoing education, and other support to eligible patients who are prescribed MorphoSys drugs. Detailed information on MorphoSys’ sustainability strategy and key areas of activity can be found in the separate non-financial group report.* The report is available on our website at https://reports.morphosys.com/2023#csr. * This information is not part of the Management Report that is subject to audit. Leading Indicators MorphoSys follows a variety of leading indicators to monitor the macroeconomic environment, the industry, and the Company itself. At the Company level, economic data are gathered on the progress of individual programs. MorphoSys uses general market data and external financial reports to acquire information on leading macroeconomic indicators such as industry transactions, changes in the legal environment, and the availability of research funding, and reviews this data carefully. Market analyses that assess the medical need for innovative therapies for serious diseases, with a focus on cancer disease, as well as ones that consider new technologies in the market more generally, serve as early indicators in the area of business development. By continuously monitoring the market, MorphoSys can respond to trends and requirements quickly and initiate its own activities and partnerships. For active collaborations, a Joint Steering Committee meets regularly (usually two to four times per year) to update and monitor the programs’ progress. These ongoing reviews give the Company a chance to intervene at an early stage if there are any negative developments and provide it with information about expected interim goals and related milestone payments well in advance. Partners in non-active collaborations regularly (once per year) provide MorphoSys with written reports so that the Company can follow the progress of active therapeutic programs. 5 MorphoSys AG – Planegg — Annual Financial Statements as of December 31, 2023

Commercialization MorphoSys’ commercial activities were focused on Monjuvi® in the United States; the Company was co-commercializing this product with Incyte. On July 31, 2020, Monjuvi® (tafasitamab-cxix)  in combination with lenalidomide was approved under accelerated approval by the U.S. FDA for the treatment of adult patients with relapsed or refractory (r/r) diffuse large B-cell lymphoma (DLBCL) not otherwise specified, including DLBCL arising from low-grade lymphoma, and who are not eligible for autologous stem cell transplant (ASCT). This was the first U.S. FDA approval of a second-line treatment for adult patients with r/r DLBCL in the U.S. Monjuvi® is accessible to patients in both community care and academic settings as an in-office outpatient targeted immunotherapy given as intravenous infusion that does not require hospitalization or heavy monitoring. Upon approval, MorphoSys and Incyte launched “My Mission Support,” a robust patient support program offering financial assistance, ongoing education, and other resources to eligible patients who are prescribed Monjuvi® in the U.S. The program was launched to support patients throughout their treatment journeys and to help lower patient access barriers. Monjuvi® has been included in the National Comprehensive Cancer Network® Clinical Practice Guidelines (NCCN Guidelines®) in Oncology for B-cell Lymphomas since August 2020. The NCCN Guidelines were updated in the United States in March 2022 to include Monjuvi® in combination with lenalidomide as a preferred treatment option in the second-line setting (Category 2A designation). Inclusion in these guidelines increases awareness of a product within the oncology community and also drives certain formulary decisions. As of April 1, 2021, Monjuvi® was granted a J-code, further simplifying reimbursement for some treatment centers. In February 2024, Incyte obtained exclusive rights worldwide to tafasitamab. Incyte will assume full responsibility and cover all costs going forward for the development and commercialization of the asset. Business Performance In 2023, MorphoSys focused on advancing product candidates at various stages of development, positioning itself for long-term sustainable growth. The key measures of value for MorphoSys’ development activities include: • Advancement of development programs and product approvals • Clinical results • Regulatory interactions with (or feedback from) health authorities regarding the approval of new drug candidates • Collaborations, partnerships, and M&A activities with other companies to expand the drug pipeline and the technology base as well as to commercialize the therapeutic programs • Strong patent protection to secure MorphoSys’ market position It was a favorable year overall, as the Company advanced and delivered on all its clinical development and commercial strategic priorities. In doing so, MorphoSys demonstrated its commitment to improving patient outcomes and creating positive value for society. Research and Development As of December 31, 2023, MorphoSys’ development activities were focused on the following clinical candidates: • Pelabresib – is an investigational small molecule designed to promote anti-tumor activity by selectively inhibiting the function of BET proteins to decrease the expression of abnormally expressed genes in cancer. • Tafasitamab – is a humanized Fc-modified CD19-targeting immunotherapy. CD19 is a target for the treatment of B-cell malignancies, including DLBCL, r/r follicular lymphoma, or r/r FL, and r/r marginal zone lymphoma, or r/r MZL. • Tulmimetostat – is an investigational small molecule designed to promote anti-tumor activity by inhibiting EZH2 and EZH1, both enzymes involved in suppression of target gene expression. 6 MorphoSys AG – Planegg — Annual Financial Statements as of December 31, 2023

The following programs, among others, are being further developed by MorphoSys’ partners: • Ianalumab (VAY736) – a fully human IgG1/k antibody with a dual mode of action targeting B-cell lysis and BAFF-R blockade, developed by Novartis and being investigated in several Phase 3 studies for Sjögren’s disease, lupus nephritis, and other autoimmune diseases. • Abelacimab (MAA868) – an antibody directed against Factor XI, developed by Anthos Therapeutics and being investigated in three Phase 3 studies for venous thromboembolism prevention and cancer-associated thrombosis. • Setrusumab (BPS804/UX143) – an antibody directed against sclerostin, developed by Ultragenyx and Mereo BioPharma and being investigated in a pivotal Phase 2/3 study for osteogenesis imperfecta. • Bimagrumab - an antibody binding to activin type II receptors, developed by Lilly and being investigated in a Phase 2b study for adult obesity. • Felzartamab – a therapeutic human monoclonal antibody directed against CD38, developed by HI-Bio and I-Mab Biopharma and being investigated in clinical studies for renal autoimmune diseases and relapsed/refractory multiple myeloma. • MOR210/TJ210/HIB210 – a human antibody directed against C5aR1, the receptor of the complement factor C5a and, being investigated by I-Mab Biopharma in a Phase 1 study for relapsed or refractory advanced solid tumors and by HI-Bio in healthy volunteers. In addition to the partnered programs listed above, there are several additional partnered programs in early to mid-stage research and development, amongst others CMK389/NOV-8. Proprietary Clinical Development Pelabresib Overview Pelabresib (formerly known as CPI-0610; was acquired through the Constellation acquisition) is an investigational selective small molecule BET inhibitor designed to promote anti-tumor activity by specifically inhibiting the function of BET proteins. The clinical development of pelabresib is currently focused on myelofibrosis (MF). MF is a form of blood cancer that disrupts the body's normal production of blood cells. It causes fibrosis (scarring) of the bone marrow that may lead to severe anemia as well as thrombocytopenia. Patients suffering from MF can have enlarged spleens as well as many other physical symptoms, including abdominal discomfort, bone pain, and extreme fatigue. Approximately 4–6 per 100,000 people in the U.S. are diagnosed with MF, 90% are intermediate or high-risk patients. There are limited treatment options for patients with MF. We believe there are approximately 18,000 intermediate or high-risk MF patients in the United States that are eligible for systemic treatment, including ruxolitinib. Only about 50% of patients achieve initial adequate disease control with JAK inhibitors. Studies of Pelabresib There are currently two ongoing trials evaluating pelabresib in this indication, the Phase 2 MANIFEST trial and the Phase 3 MANIFEST-2 trial. MANIFEST is a global, multicenter, open-label Phase 2 study that evaluates pelabresib as a monotherapy or in combination with ruxolitinib (marketed as Jakafi®/Jakavi®), the current standard of care. In Arm 3 of this study, pelabresib is being evaluated in combination with ruxolitinib in JAK-inhibitor-naïve MF patients, with a primary endpoint of the proportion of patients with a ≥35% spleen volume reduction from baseline (SVR35) at 24 weeks of treatment. Pelabresib is also being evaluated in a second-line setting (2L) either as a monotherapy in patients who are resistant to, intolerant of, or ineligible for ruxolitinib and no longer on the drug (Arm 1), or as an add-on therapy to ruxolitinib in patients with a suboptimal response to ruxolitinib or MF progression (Arm 2). Patients in Arms 1 and 2 are being stratified based on transfusion-dependent (TD) status. The primary endpoint for the patients in cohorts 1A and 2A, who were TD at baseline, is conversion to transfusion independence for 12 consecutive weeks. The primary endpoint for patients in cohorts 1B and 2B, who were not TD at baseline, is the proportion of patients with an SVR35 at 24 weeks of treatment. In Arm 4 of this study, pelabresib is being evaluated as a monotherapy in high-risk patients with essential thrombocythemia (ET) who are resistant or intolerant to hydroxyurea (HU). The primary endpoint for patients in Arm 4 is complete hematological response rate after one cycle, or 21 days, of treatment. In December 2022, MorphoSys presented new longer-term Phase 2 results on pelabresib in myelofibrosis from the ongoing MANIFEST study at ASH 2022. The latest analyses include longer-term data showing durable improvements in both spleen volume 7 MorphoSys AG – Planegg — Annual Financial Statements as of December 31, 2023

and symptom score beyond 24 weeks (data cutoff July 29, 2022), with pelabresib plus ruxolitinib in JAK inhibitor-naïve patients (Arm 3 of the study). Translational data from MANIFEST were also presented that suggest an association of biomarkers with potential disease-modifying activity of pelabresib. At 24, 48, and 60 weeks, 68% (57/84), 61% (51/84), and 54% (45/84), respectively, of JAK inhibitor-naïve patients treated with pelabresib in combination with ruxolitinib achieved at least a 35% reduction in spleen volume (SVR35) from baseline. SVR35 was achieved by 80% (67/84) of patients at any time on study. Also at 24 weeks, 56% (46/82) of patients had at least a 50% reduction in their total symptom score (TSS50) from baseline, suggesting a reduction in symptom burden. At 48 and 60 weeks, 44% (36/82) and 43% (35/82) of patients, respectively, achieved TSS50. An exploratory analysis demonstrated that bone marrow fibrosis improved by one grade or more in 27% (17/63) of evaluable patients at week 24, and 59% (10/17) of those patients maintained that improvement at week 48 or beyond. An improvement of one grade or more at any time was achieved by 40% (25/63) of patients. The most common hematologic treatment-emergent adverse event (AE) of any grade was thrombocytopenia, which was reported in 55% (grade ≥3: 18%) of patients. Anemia was reported in 43% (grade ≥3: 34%) of patients. The most common (≥25%) non-hematologic treatment-emergent AEs of any grade were diarrhea (43%), respiratory tract infection (41%), asthenic conditions (38%), musculoskeletal pain (32%), constipation (30%), nausea (29%), dizziness (27%), and abdominal pain (26%). In the MANIFEST study, changes in biomarkers correlated with improvements in clinical measures of treatment success (SVR35, TSS50, and hemoglobin increases indicative of improved anemia), suggesting a potential disease-modifying effect of pelabresib. Examined biomarkers included bone marrow scarring, known as fibrosis, and the frequency of a Janus Kinase 2 allele (V617F) that is known to drive disease activity. Across the three MF arms of MANIFEST, 40% (33/82) of patients who achieved SVR35 at week 24 also had at least a one-grade improvement in bone marrow fibrosis and/or a 20% or greater reduction in the frequency of the variant allele. Of TSS50 responders at week 24, 28% (28/100) also showed at least a one-grade improvement in bone marrow fibrosis and/or a 20% or greater reduction in the frequency of the variant allele. Furthermore, 29% (24/84) of patients who had hemoglobin improvements (any level of increase from baseline) also had at least a one-grade improvement in bone marrow fibrosis and/or a 20% or greater reduction in the frequency of the variant allele. All patients who had clinical responses (SVR35, TSS50, and hemoglobin improvement) plus reduced variant allele frequency and improvement in bone marrow fibrosis were naïve to JAK inhibitors. At the European Hematology Association (EHA) Hybrid Congress in June 2023, we presented a poster on Arm 3 of the MANIFEST study, which examines the combination of pelabresib and ruxolitinib in JAK-inhibitor-naïve patients with myelofibrosis. This treatment resulted in deep and durable spleen and symptom responses at and beyond week 24. The findings demonstrated clinically meaningful improvements in anemia, including the need for fewer transfusions, which may positively impact patients’ quality of life. No new safety signals were observed with a longer follow-up of 11 additional months. A second poster on MANIFEST Arm 2 showed pelabresib as an add-on to ongoing ruxolitinib therapy in patients with a suboptimal/lost response to ruxolitinib monotherapy resulted in durable and deepening splenic and symptom responses at and beyond week 24. The findings suggested improvements in anemia, including the need for fewer transfusions, which may positively impact patients’ quality of life. No new safety signals were observed with a longer follow-up of 11 additional months. The most common treatment-emergent adverse events (TEAEs) were low grade. During an oral presentation at the EHA and a poster discussion at the American Society of Clinical Oncology (ASCO) Annual Meeting in June 2023, MorphoSys presented positive results from Arm 4 of the Phase 2 MANIFEST study, which is investigating pelabresib as a monotherapy in patients with high-risk essential thrombocythemia (ET), whose disease is refractory or intolerant to hydroxyurea. These robust proof-of-concept results support pelabresib’s expansion into other myeloid diseases. As such, MorphoSys will continue its ongoing evaluation of pelabresib in ET in the MANIFEST study. We are also considering initiating a Phase 2 study in lower-risk myelodysplastic syndrome (MDS). Patients with MDS experience progressive anemia that can require regular blood transfusions or subcutaneous injections, often diminishing quality of life. Furthermore, patients have low long-term response rates to currently available treatments, reflecting a need for new therapeutic options. MANIFEST‑2, a global, multicenter, double-blind, randomized Phase 3 clinical study, is evaluating pelabresib plus ruxolitinib versus placebo plus ruxolitinib in JAK-inhibitor-naïve patients with primary MF or post-essential thrombocythemia (post-ET) or post- polycythemia vera (post-PV) MF who have splenomegaly and symptoms requiring therapy. Since the acquisition of Constellation, MorphoSys has optimized the study’s design by increasing the number of trial participants. Measures were also taken to improve the speed of enrollment, including adding new contract research organizations (CROs), improving the interaction with investigators, and expanding the number of countries and sites. On April 4, 2023, MorphoSys announced that enrollment was completed for the MANIFEST-2 study. 8 MorphoSys AG – Planegg — Annual Financial Statements as of December 31, 2023

9

On November 20, 2023, MorphoSys announced topline results from the Phase 3 MANIFEST-2 study. MANIFEST-2 met its primary endpoint, as the combination therapy demonstrated a statistically significant and clinically meaningful improvement in the proportion of patients achieving at least a 35% reduction in spleen volume (SVR35) at week 24. The key secondary endpoints assessing symptom improvement - proportion of patients achieving at least a 50% reduction in total symptom score (TSS50) and absolute change in total symptom score (TSS) from baseline at week 24 - showed a strong positive trend favoring the pelabresib and ruxolitinib combination. In an analysis of patients classified as intermediate risk (Dynamic International Prognostic Scoring System [DIPSS] Int-1 and Int-2) - constituting more than 90% of patients in MANIFEST-2 - the combination therapy demonstrated significant improvements in both key secondary endpoints. DIPSS was a pre-defined stratification factor in the MANIFEST-2 study protocol. 430 JAK inhibitor-naïve adult patients with myelofibrosis were randomized for this study.

On December 10, 2023, detailed findings of the MANIFEST-2 study were presented during an oral presentation at the 65th American Society for Hematology (ASH) Annual Meeting and Exposition:

- Strong Reductions in Spleen Size and Symptoms

In the MANIFEST-2 study, pelabresib and ruxolitinib demonstrated a near doubling in the proportion of patients achieving a ≥35% reduction in spleen volume (SVR35) at 24 weeks, the primary endpoint, versus placebo plus ruxolitinib ($p<0.001$). For the first key secondary endpoint assessing symptom reduction, absolute change in total symptom score (TSS) at 24 weeks, there was a strong numerical improvement for patients receiving pelabresib and ruxolitinib versus placebo plus ruxolitinib. The response rate for the second key secondary endpoint, proportion of patients achieving ≥50% reduction in symptom score (TSS50) at 24 weeks, was also numerically greater for patients receiving pelabresib and ruxolitinib. Significant improvements in both key secondary endpoints were observed with the pelabresib combination for patients classified as intermediate-risk (Dynamic International Prognostic Scoring System [DIPSS] Int-1 and Int-2), who account for over 90% of the MANIFEST-2 population. The proportion of patients achieving both SVR35 and TSS50 at 24 weeks was doubled with pelabresib and ruxolitinib versus placebo plus ruxolitinib (40.2% vs. 18.5%, respectively).

Details are included in the table below:

Endpoint	Pelabresib + ruxolitinib (n = 214)	Placebo + ruxolitinib (n = 216)	Difference
SVR35	65.9%	35.2%	30.4%*
			p-value: p<0.001
Absolute change in TSS	-15.99	-14.05	-1.94**
	(Mean baseline: 28.26)	(Mean baseline: 27.36)	p-value: 0.0545
TSS50	52.3%	46.3%	6.0%*
			p-value: 0.216

*Difference calculated using Cochran-Mantel-Haenszel (CMH) common risk difference

**Least square mean estimate

- Improvement in Anemia

Patients receiving pelabresib in combination with ruxolitinib reported fewer anemia adverse events (43.9%, grade ≥3: 23.1%) compared with placebo plus ruxolitinib (55.6%, grade ≥3: 36.4%). Additionally, by week 24, fewer patients in the pelabresib and ruxolitinib arm required red blood cell transfusions compared with the placebo arm (30.8% vs. 41.2%, respectively). A greater proportion of patients achieved a hemoglobin response – defined as a ≥1.5 g/dL mean increase in hemoglobin levels over baseline in the absence of transfusions during the previous 12 weeks – with pelabresib and ruxolitinib versus placebo plus ruxolitinib (9.3% vs. 5.6%, respectively). Average hemoglobin levels were greater in patients receiving pelabresib and ruxolitinib than in those receiving placebo plus ruxolitinib, starting at week 9 and continuing to week 24. Improvement in anemia was observed across all studied patient risk groups.

- Improvement in Bone Marrow Fibrosis

Bone marrow fibrosis, or the replacement of bone marrow with fibrous scar tissue, is a central pathological feature of myelofibrosis. In MANIFEST-2, fibrosis was improved by at least one grade in a greater proportion of patients receiving pelabresib and ruxolitinib (38.5% vs. 24.2% with placebo plus ruxolitinib) and worsened by at least one grade in a smaller proportion of patients receiving

MorphoSys AG - Planegg – Annual Financial Statements as of December 31, 2023

pelabresib and ruxolitinib (16.3% vs. 28.3% with placebo plus ruxolitinib) at 24 weeks. Bone marrow fibrosis is graded on a scale from 0 (normal) to 3 (most severe) based on fiber density; studies suggest a correlation between the grade of bone marrow fibrosis and patient prognosis. • Biomarker Analysis Suggests Disease Modification In a biomarker analysis, average plasma levels of inflammatory cytokines (IL-8, IL-6, TNF-α, and other NF-κB-regulated cytokines) were reduced in patients receiving pelabresib and ruxolitinib compared with placebo plus ruxolitinib at 24 weeks. Increased cytokine levels are associated with all four disease hallmarks; increased IL-8 levels are also associated with worse survival outcomes. These biomolecular improvements suggest early evidence of a disease-modifying effect. • Safety Profile Overall, grade ≥3 treatment-emergent adverse events (TEAEs) were reported less frequently with pelabresib and ruxolitinib than with placebo plus ruxolitinib (49.1% vs. 57.5%, respectively). In the pelabresib and ruxolitinib arm, the most common (≥10%) hematologic TEAEs were anemia (43.9%; grade ≥3: 23.1%), thrombocytopenia (32.1%; grade ≥3: 9.0%), and platelet count decrease (20.8%; grade ≥3: 4.2%). In the placebo plus ruxolitinib arm, the most common hematologic TEAEs were anemia (55.6%; grade ≥3: 36.4%), thrombocytopenia (23.4%; grade ≥3: 5.6%), and platelet count decrease (15.9%; grade ≥3: 0.9%). The most common (≥10%) non- hematologic TEAEs in the pelabresib and ruxolitinib arm were diarrhea (23.1%; grade ≥3: 0.5%), dysgeusia (18.4%; grade ≥3: 0.5%), constipation (18.4%; grade ≥3: 0%), nausea (14.2%; grade ≥3: 0.5%), cough (12.7%; grade ≥3: 0), asthenia (11.8%; grade ≥3: 0.5%), fatigue (11.8%; grade ≥3: 0.5%), dizziness (11.3%; grade ≥3: 0%), headache (11.3%; grade ≥3: 0.5%), and COVID-19 (11.3%; grade ≥3: 0%). The most common non-hematologic TEAEs in the placebo plus ruxolitinib arm were constipation (24.3%; grade ≥3: 0%), diarrhea (18.7%; grade ≥3: 1.4%), fatigue (16.8%; grade ≥3: 0.9%), COVID-19 (15.9%; grade ≥3: 1.9%), nausea (15.0%; grade ≥3: 0%), asthenia (13.6%; grade ≥3: 0%), dyspnea (13.1%; grade ≥3: 0.9%), cough (11.2%; grade ≥3: 0%), and headache (10.7%; grade ≥3: 0%). Discontinuation rates due to adverse events were 10.7% with pelabresib and ruxolitinib and 6.5% with placebo plus ruxolitinib. The safety profile of the pelabresib and ruxolitinib combination therapy was in line with assessments from previous clinical studies. • Planned Regulatory Next Steps MorphoSys will continue conversations with regulatory agencies, with intention to submit a New Drug Application (NDA) for pelabresib in combination with ruxolitinib in myelofibrosis to the FDA and a Marketing Authorization Application (MAA) to the European Medicines Agency in the middle of 2024. The combination therapy received Fast Track designation for this disease from the FDA in 2018. Tafasitamab Overview Tafasitamab (formerly known as MOR208, XmAb5574) is a humanized Fc-modified CD19-targeting immunotherapy. CD19 is selectively expressed on the surface of B-cells, which belong to a group of white blood cells. CD19 enhances B-cell receptor signaling, which is an important factor in B-cell survival and growth. CD19 is a validated target structure for the treatment of B-cell malignancies. Tafasitamab is currently being investigated for the treatment of various B-cell malignancies, namely first-line DLBCL, relapsed/refractory follicular lymphoma (r/r FL), and relapsed/refractory marginal zone lymphoma (r/r MZL). Operational Development Tafasitamab was being developed pursuant to a collaboration and license agreement entered into with Xencor, Inc. (Xencor) in June 2010. Under this agreement, Xencor granted MorphoSys an exclusive worldwide license to tafasitamab for all indications. MorphoSys also signed a collaboration and license agreement in January 2020 for the global further development and commercialization of tafasitamab with Incyte. Under the terms of the agreement, MorphoSys and Incyte developed tafasitamab broadly in relapsed or refractory (r/r) DLBCL and first-line DLBCL, as well as in additional indications beyond DLBCL, such as r/r FL and r/r MZL. MorphoSys and Incyte were co-commercializing Monjuvi® in the United States. Monjuvi® in combination with lenalidomide was approved in the U.S. in July 2020 for the treatment of adult patients with relapsed or refractory diffuse large B-cell lymphoma (DLBCL) not otherwise specified, including DLBCL arising from low-grade lymphoma, and who are not eligible for autologous stem cell transplant (ASCT). This was the first FDA approval of a second-line therapy for adult patients with r/r DLBCL in the United States. Monjuvi® was approved by the FDA under an accelerated approval process based on overall response rate. Continued approval for this indication may be contingent upon verification and description of clinical benefit in a confirmatory trial(s). 10 MorphoSys AG – Planegg — Annual Financial Statements as of December 31, 2023

MorphoSys and Incyte shared global development rights to tafasitamab, with Incyte having exclusive commercialization rights to tafasitamab outside the United States. Tafasitamab was co-marketed by Incyte and MorphoSys in the United States under the trade name Monjuvi® and by Incyte in Europe, Canada, and other jurisdictions under the trade name Minjuvi®. Since 2022, Minjuvi® (tafasitamab) in combination with lenalidomide has been approved in Switzerland and in 2023 it was approved in other jurisdictions including Australia and Brazil. In February 2024, Incyte obtained exclusive rights worldwide to tafasitamab. Incyte will assume full responsibility and cover all costs going forward for the development and commercialization of the asset. Studies of Tafasitamab The clinical development of tafasitamab is focused on non-Hodgkin’s lymphoma (NHL). Treatment options for patients with r/r DLBCL who are not candidates for HDC and ASCT were limited prior to the U.S. approval of tafasitamab. The clinical studies frontMIND and firstMIND may support the potential use of tafasitamab in the first-line treatment of DLBCL. Tafasitamab is also being examined with inMIND, a Phase 3 study in patients with r/r follicular lymphoma (FL) Grade 1 to 3a or r/r nodal, splenic, or extranodal marginal zone lymphoma (MZL). More details on each study are given below: frontMIND: In addition to clinical development in r/r DLBCL, on May 11, 2021, MorphoSys announced that the first patient had been dosed in frontMIND, a pivotal Phase 3 trial of tafasitamab in first-line DLBCL: frontMIND is evaluating tafasitamab and lenalidomide in combination with R-CHOP compared to R-CHOP alone as first-line treatment for high-intermediate and high-risk patients with untreated DLBCL. On April 4, 2023, MorphoSys announced that the enrollment of the frontMIND study with 899 patients was completed. The topline data from this study are expected in the second half of 2025. firstMIND: The study included patients with newly diagnosed DLBCL and paved the way for the frontMIND study. On December 10, 2022, MorphoSys presented updated results from the firstMIND trial at ASH 2022. The final analysis from this Phase 1b trial showed no new safety signals and provided additional information on progression-free and overall survival at 24 months for patients with newly diagnosed diffuse large B-cell lymphoma treated with tafasitamab plus lenalidomide and R-CHOP. The Phase 1b study firstMIND is an open-label, randomized safety study combining tafasitamab or tafasitamab plus lenalidomide with standard R-CHOP for patients with newly diagnosed DLBCL. Additional analyses highlighted the prognostic potential of sensitive circulating tumor (ct) DNA minimal residual disease (MRD) assays in patients with DLBCL after first-line therapy. Additionally, Incyte is responsible for conducting inMIND, a Phase 3 study in patients with r/r follicular lymphoma (FL) Grade 1-3a or r/r nodal, splenic, or extranodal marginal zone lymphoma (MZL). On August 1, 2023, Incyte announced that the inMIND study is fully enrolled. The inMIND study evaluates whether tafasitamab and lenalidomide as an add-on to rituximab provides improved clinical benefit compared with lenalidomide alone as an add-on to rituximab in patients with r/r FL or r/r MZL. The primary endpoint of the study is PFS in the FL population, and the key secondary endpoints are PFS and OS in the overall population as well as PET-CR at the end of treatment in the FL population. Topline data are expected in the second half of 2024. L-MIND: In April 2023, MorphoSys and Incyte presented at the American Association for Cancer Research (AACR) Annual Meeting 2023 final five-year follow-up data from the Phase 2 L-MIND study showing that Monjuvi® (tafasitamab-cxix) plus lenalidomide followed by Monjuvi® monotherapy provided prolonged, durable responses in adult patients with relapsed or refractory diffuse large B-cell lymphoma (DLBCL). At the data cut-off (Nov. 14, 2022) for the full analysis set (80 patients), the best overall response rate (ORR) was 57.5% (95% CI = 45.9, 68.5; n = 80), and a complete response (CR) was observed in 41.3% of patients (95% CI = 30.4, 52.8; n = 33). A partial response (PR) was observed in 16.3% of patients (95% CI = 8.9, 26.2; n = 13). Additional results included: • Median duration of response was not reached after a median follow-up of 44.0 months (95% CI = 29.9, 57.0). • The median overall survival was 33.5 months (95% CI = 18.3, NR) and median progression-free survival was 11.6 months (95% CI = 5.7, 45.7). • Of the 21 patients with >60 months of follow-up, 14 had received one prior line of therapy (pLoT), and seven patients had received ≥2 pLoTs. • Patients with one pLoT (n = 40) had a higher ORR of 67.5% (CR = 52.5% and PR = 15%) compared to 47.5% of patients with two or more pLoTs (n = 40; CR = 30% and PR = 17.5%). No new safety signals were identified. The majority of adverse events (AEs) were grade 1 or grade 2 during both combination and 11 MorphoSys AG – Planegg — Annual Financial Statements as of December 31, 2023

monotherapy treatment. Patients experienced a lower frequency of all-grade and grade 3 or higher adverse events during monotherapy. The most common adverse events with combination therapy were neutropenia (incidence per person per year, all- grade/grade ≥3: 3.79/2.09) and thrombocytopenia (1.52/0.52), which declined after patients switched to monotherapy (all-grade/ grade ≥3: 1.09/0.70 and 0.17/0.06, respectively, in the first two years of monotherapy). Neutropenia and diarrhea were the most common adverse events in the first two years of monotherapy. Monjuvi®, in combination with lenalidomide, was granted accelerated approval based on the one-year primary analysis of the L-MIND study. The data for the five-year analysis of the L-MIND study have not yet been submitted to, or reviewed by, the FDA. During the American Society of Clinical Oncology (ASCO) Annual Meeting from June 2 to 6, 2023, the European Hematology Association (EHA) Hybrid Congress from June 8 to 11, 2023, the International Conference on Malignant Lymphoma (ICML) from June 13 to 17, 2023, and the Hybrid Annual Meeting of the Society of Hematologic Oncology (SOHO) from September 6 to 9, 2023, MorphoSys presented posters and e-publications of both the five-year L-MIND data overall and a new subgroup analysis. The new data showed that overall response rate was comparable across subgroups, numerically favoring patients with positive prognostic factors. Additionally, duration of response, progression-free survival, and overall survival highlighted long-term clinical efficacy across all subgroups. B-MIND: The Phase 2/3 study B-MIND is evaluating the safety and efficacy of tafasitamab in combination with the chemotherapeutic agent bendamustine in comparison to rituximab plus bendamustine in patients with r/r DLBCL who are not candidates for HDC and ASCT. The study was fully recruited as of June 2021. The regulatory significance of the B-MIND study has decreased as only long- term safety data for B-MIND are required by the EMA as an obligation for the conditional marketing authorization. As such, all final analyses of primary and secondary endpoints will be performed in mid-2024. In May 2022, Xencor announced the start of a Phase 2 combination study of the CD3xCD20 bispecific antibody plamotamab in combination with tafasitamab and lenalidomide in patients with relapsed or refractory DLBCL. Plamotamab is a tumor-targeted bispecific antibody that contains both a CD20 binding domain and a cytotoxic T-cell binding domain (CD3). In January 2023, Xencor announced that the company is winding down and ending enrollment in the Phase 2 study due to challenges with patient accrual in lymphoma. The study was terminated in February 2023. The early termination of this study was not based on clinical grounds, i.e., no safety concerns or lack of efficacy were observed. In June 2022, MorphoSys, Incyte, and Pfizer announced a clinical trial collaboration and supply agreement to investigate the immunotherapeutic combination of Pfizer’s maplirpacept (TTI-622), a novel SIRPα-Fc fusion protein, and tafasitamab plus lenalidomide in patients with relapsed or refractory DLBCL who are not eligible for ASCT. Under the terms of the agreement, Pfizer initiated a multicenter, international Phase 1b/2 study of maplirpacept (TTI-622) with tafasitamab and lenalidomide. MorphoSys and Incyte provide tafasitamab for the study. The study is sponsored and funded by Pfizer and is conducted in North America, Europe, and Asia-Pacific. In mid-2022, a first patient was treated in the MINDway study, a Phase 1b/2 study evaluating the safety of a modified tafasitamab IV dosing regimen in combination with lenalidomide in adult patients with r/r DLBCL in the same population as L-MIND to enable less frequent dosing in patients with r/r DLBCL. In February 2024, Incyte obtained exclusive rights worldwide to tafasitamab. Incyte will assume full responsibility and cover all costs going forward for the development and commercialization of the asset. Tulmimetostat Overview Tulmimetostat (formerly known as CPI-0209; also acquired as part of the Constellation acquisition) is an investigational small- molecule, next-generation dual EZH2 and EZH1 inhibitor with an epigenetic mechanism of action that has been designed to achieve comprehensive target coverage through increased on-target residence time. Data from in-vitro preclinical models of multiple cancer types suggested that tulmimetostat may bind to EZH2 more durably and with higher affinity than first-generation EZH2 inhibitors. Studies of Tulmimetostat Patient enrollment in a Phase 1/2 clinical trial of  tulmimetostat is ongoing. This Phase 1/2, open-label, multi-center, first-in-human study is designed to evaluate the safety and tolerability and preliminary clinical activity in patients with advanced solid tumors or lymphomas. The Phase 1 evaluated the dose escalation period in patients with advanced tumors and aimed to determine maximum tolerated dose (MTD) and/or recommended Phase 2 dose (RP2D) as a monotherapy in patients with advanced tumors or lymphomas. Patients are currently enrolled in the Phase 2 expansion cohorts in selected tumor indications: urothelial or other advanced/ 12 MorphoSys AG – Planegg — Annual Financial Statements as of December 31, 2023

metastatic solid tumors (ARID1A mutated), ovarian clear-cell carcinoma (ARID1A mutated), endometrial carcinoma (ARID1A mutated), lymphoma, mesothelioma (BAP1 loss mutation), and metastatic castration-resistant prostate cancer. Updated safety and efficacy data from the ongoing Phase 2 study of tulmimetostat monotherapy in multiple advanced malignancies were presented during the ASCO Annual Meeting in June 2023. The data demonstrated disease stabilization or better across all solid tumor cohorts studied, including those with heavily pre-treated patients: urothelial cancer or ARID1A-mutated advanced solid tumors, ARID1A-mutated ovarian clear-cell carcinoma and endometrial carcinoma, BAP1-mutated mesothelioma and, metastatic castration resistant prostate cancer. In addition, complete and partial responses were observed in the lymphoma cohort. Safety findings from the trial were consistent with the mechanism of EZH2 inhibition. At data cut-off (February 14, 2023), 81 patients enrolled in the Phase 2 expansion phase of the trial had received at least one dose of tulmimetostat in the cohorts listed above and 75 patients also had at least one post-baseline response assessment or discontinued the treatment prior to their first post-baseline assessment for any reason and hence included in the efficacy evaluable set. At trial entry, 86% of patients had been treated with at least two prior lines of therapy. Objective response was observed in patients with ovarian clear-cell carcinoma, endometrial cancer, mesothelioma, and peripheral T-cell lymphoma (PTCL). Of ten evaluable patients with urothelial cancer or ARID1A-mutated advanced solid tumors, one had a partial response as the best response and three had disease stabilization. Of the 14 evaluable patients with ovarian clear-cell carcinoma, four had a partial response as the best response and four had stable disease. Of the eight evaluable patients with endometrial carcinoma, three had partial responses as the best response and one had stable disease. Two of the eight evaluable patients with peripheral T-cell lymphoma had complete responses and one had a partial response. For the 21 evaluable patients with mesothelioma, there were three had partial responses as the best response and ten disease stabilizations. Of the ten evaluable patients with metastatic castration-resistant prostate cancer, six had stable disease. In the safety analysis set, 80 patients (98.8%) had at least one treatment-emergent AE (TEAE). The most frequent treatment-emergent adverse events (TEAEs) determined to be possibly related to tulmimetostat included thrombocytopenia (50.6%), diarrhea (45.7%), anemia (35.8%), nausea (33.3%), fatigue (32.1%), alopecia (27.2%), dysgeusia (24.7%), vomiting (22.2%), neutropenia (16.0%), decreased appetite (14.8%), and decreased weight (12.3%). TEAEs led to dose reductions in 31 patients (38.3%) and to dose interruptions in 57 patients (70.4%). Fourteen patients (17.3%) discontinued treatment due to AEs. In September 2023, the FDA granted Fast Track designation for tulmimetostat, for the treatment of patients with advanced, recurrent, or metastatic endometrial cancer harboring AT-rich interacting domain-containing protein 1A (ARID1A) mutations and who have progressed on at least one prior line of treatment. The FDA grants Fast Track designation to facilitate the development and expedite the review of medicines intended to treat serious conditions and potentially address an unmet medical need, with the goal of getting these important, new therapies to patients earlier. During the IGCS (International Gynecologic Cancer Society) 2023 Annual Global Meeting held in Seoul, South Korea, in November 2023, MorphoSys showcased in a featured poster abstract session, updated preliminary Phase 2 clinical data and first biomarker findings in a subset of patients with ARID1A-mutated ovarian clear-cell or endometrial carcinomas. At cutoff date (July 16, 2023), of the 89 patients enrolled in the Phase 2 study, efficacy data from 14 evaluable patients with ovarian clear-cell carcinoma and 11 evaluable patients with endometrial carcinoma were presented; >50% of each cohort have received ≥3 prior treatment lines. Of the 14 evaluable patients with ovarian clear-cell carcinoma, the best confirmed response was a partial response in one patient and stable disease in seven patients and of the 11 evaluable patients with endometrial carcinoma, four patients had a best confirmed response of PR and two patients had stable disease. The manageable safety profile across all 6 tumor cohorts (n = 89) was consistent with known class effects; Thrombocytopenia (in 50.6% patients) was the most frequent hematologic TEAE considered at least possibly related to tulmimetostat and diarrhea (in 51.7%) was the most frequent non-hematologic TEAE considered at least possibly related to tulmimetostat. Next generation sequencing did not reveal a specific hotspot for ARID1Amut locations impacting clinical outcome in patients with ovarian clear-cell or endometrial carcinoma. These efficacy, safety and biomarker data support further investigation of this dual inhibitor. Clinical Development by Partners The most advanced programs being developed by partners are outlined below. Ianalumab Ianalumab (VAY736) is a fully human IgG1/k mAb with a dual mode of action targeting B-cell lysis and BAFF-R blockade that is being investigated by Novartis in multiple indications within the immunology and hematology field. Ianalumab is currently in Phase 3 clinical development in lupus nephritis (LN), Sjögren’s disease, systemic lupus erythematosus (SLE), immune thrombocytopenia (1L and 2L ITP), and warm autoimmune hemolytic anemia (wAIHA). Ianalumab is also in Phase 2 clinical development in autoimmune hepatitis (AIH). MorphoSys is entitled to milestone payments and royalties upon approval and commercialization. 13 MorphoSys AG – Planegg — Annual Financial Statements as of December 31, 2023

Abelacimab Abelacimab (MAA868) is an antibody directed against Factor XI that is being investigated by Anthos Therapeutics in two complementary Phase 3 clinical studies in cancer-associated thrombosis (CAT) for the prevention of venous thromboembolism (VTE) and in one Phase 3 study in high-risk patients with atrial fibrillation (AF). The FDA granted Fast Track designation to abelacimab for both indications under study. In September 2023, Anthos Therapeutics announced that the AZALEA-TIMI 71 Phase 2 study in atrial fibrillation at moderate-to-high risk of stroke has been stopped early due to an overwhelming benefit (reduction in bleeding compared to standard-of-care direct oral anticoagulant. MorphoSys is entitled to milestone payments and royalties upon approval and commercialization. Setrusumab Setrusumab (BPS804/UX143) is a fully human monoclonal antibody inhibiting sclerostin that is currently being investigated by Ultragenyx and Mereo BioPharma in the Phase 3 portion of the pivotal Phase 2/3 clinical study and a Phase 3 study for the treatment of osteogenesis imperfecta. MorphoSys is entitled to milestone payments and royalties upon approval and commercialization. Bimagrumab Bimagrumab is a fully human monoclonal antibody against activin type II receptors that is currently in clinical development. Lilly is investigating bimagrumab in a global Phase 2b study in patients with obesity and announced completion of enrollment in June 2023. MorphoSys is entitled to milestone payments and royalties upon approval and commercialization. Felzartamab Felzartamab is a therapeutic human monoclonal antibody directed against CD38. Human Immunology Biosciences, Inc. (HI-Bio) obtained exclusive rights to develop and commercialize felzartamab across all indications worldwide, with the exception of Greater China. HI-Bio is evaluating felzartamab for patients with two renal autoimmune diseases, anti-PLA2R antibody-positive membranous nephropathy (M-PLACE and New-PLACE trials), and immunoglobulin A nephropathy (IGNAZ trial). On May 25, 2023, HI-Bio announced that the FDA has granted orphan drug designation (ODD) for felzartamab in development for the treatment of membranous nephropathy (MN). On October 31, 2023, HI-Bio announced that the FDA has granted Breakthrough Therapy designation for felzartamab in primary membranous nephropathy (PMN). The FDA selectively grants Breakthrough Therapy designation to expedite the development and review of drugs that are intended to treat a serious or life-threatening condition and preliminary clinical evidence indicates the drug may demonstrate substantial improvement over available therapy on a clinically significant endpoint(s). HI-Bio initiated an open label Phase 1b study in patients with lupus nephritis (LN) end of 2023. In addition, felzartamab is also under investigation in a randomized, controlled, double-blind pilot Phase 2 trial for chronic Antibody Mediated Transplant Rejection (AMR), this is an investigator initiated trial (IIT). I-Mab Biopharma holds the exclusive regional rights to develop and commercialize felzartamab in Greater China and is studying felzartamab in relapsed/refractory multiple myeloma. MorphoSys will be eligible to receive payments on achievement of development, regulatory, and commercial milestones in addition to royalties on net sales of felzartamab. MOR210/TJ210/HIB210 MOR210/TJ210/HIB210 is a human antibody directed against C5aR1, the receptor of the complement factor C5a. HI-Bio obtained exclusive worldwide rights to develop and commercialize MOR210 across all indications worldwide, with the exception of Greater China and South Korea. In July 2023, HI-Bio announced that the first participants have been dosed in a Phase 1 healthy volunteer study of HIB210. I-Mab Biopharma holds the exclusive rights for MOR210 in Greater China and South Korea and is currently investigating MOR210 for autoimmune diseases after Phase 1 trial in solid tumors completion. MorphoSys will be eligible to receive payments on achievement of development, regulatory, and commercial milestones in addition to royalties on net sales of MOR210/TJ210/HIB210. Other Programs (Selection) In addition to the partnered programs listed above, there are several additional partnered programs in early to mid-stage research and development, amongst others CMK389/NOV-8. 14 MorphoSys AG – Planegg — Annual Financial Statements as of December 31, 2023

Other Business Activities Drug Development MorphoSys is a global biopharmaceutical company with a focus on cancer treatments. The Company has a broad clinical pipeline and develops drugs using its translational research and development and in collaboration with pharmaceutical and biotechnology partners as well as academic institutions. Pelabresib, our investigational BET inhibitor, represents an opportunity to substantially improve the standard of care for myelofibrosis, a debilitating and often deadly disease. Based on the strong and comprehensive data generated from the MANIFEST-2 study, MorphoSys will continue conversations with regulatory agencies, with the intention to submit an NDA for pelabresib in combination with ruxolitinib in myelofibrosis to the FDA and an MAA to the EMA in the middle of 2024. According to the report “Global Oncology Trends 2023” published by the IQVIA Institute, global oncology continue to see a surge in R&D and innovation, bringing forward new therapies for advanced cancers and some of the most advanced novel science in pharmaceutical development. These therapies represent the largest area of collective research and the largest overall area by drug spending. Despite significant advances in treatment, the global oncology community and patients continue to struggle with disparities in access and care. Global spending on oncology drugs reached US$  196 billion in 2022 and is estimated to reach US$ 375 billion by 2027, driven by continued innovation. MorphoSys’ most advanced proprietary clinical programs are described in the section “Research and Development.” Clinical-stage programs developed by partners are entirely under the control of our partners. These programs include not only those in our core area of oncology but also ones in indications where we have not established proprietary expertise. The most advanced programs are outlined in the section “Research and Development.” Influential Factors Good public medical care is a political goal in many countries. The need for new forms of therapy is growing as a result of demographic change. Certain cost containment measures in Europe and the U.S. risk limiting access to innovation for patients and could slow the industry’s investment in the development of new therapies. Regulatory approval processes in the U.S., Europe, and elsewhere are lengthy, time-consuming, and largely unpredictable. Approval- related laws, regulations, and policies and the type and amount of information necessary to gain approval may change during the course of a product candidate’s clinical development and may vary across jurisdictions. According to BioCentury, the biopharma industry witnessed the second-largest number of FDA new drug approvals in 2023 despite a challenging fundraising environment. However, a potential slowdown in approvals might be felt later, as most of the approved drugs were in development prior to the recent market downturn. Long-term, the high prevalence of cancer cases will continue to underpin demand for new and innovative therapies for different types of cancer, driving substantial growth in the market. Cancer therapies have historically dominated drug approvals, and there were three more cancer drug approvals in 2023 than in the prior year. The bar for the efficacy of immunotherapies has continued to rise over the past decade, posing a greater hurdle to the advancement of new drugs. Three recent innovation trends – an increase in approval of drugs against new targets, new therapeutic modalities, and indications lacking treatment – saw varying degrees of reversal during the year. These latest developments reflect the emerging outcome that pharmaceutical companies may be shifting their emphasis from first-in-class to best-in-class therapies. MorphoSys recognized early on the impact of the global COVID‑19 pandemic on healthcare systems and society worldwide, as well as the resulting potential impact on preclinical and clinical programs, specifically clinical trials, and quickly activated its existing business continuity plans to minimize any disruptions to ongoing operations caused by the COVID‑19 pandemic and to take the necessary actions to protect its employees. MorphoSys continues to monitor the development of the global infection situation after the end of the COVID-19 pandemic and decides on a case-by-case basis on the necessary course of action and measures to ensure the safety of employees and patients. 15 MorphoSys AG – Planegg — Annual Financial Statements as of December 31, 2023

Patents Our proprietary clinical programs and technologies are our most valuable assets. It is therefore crucial to our success that we protect these assets through appropriate measures such as patents and patent applications and thereby utilize them exclusively. To ensure this, the Intellectual Property (IP) department seeks out the most optimal strategy to protect our products and technologies. The rights of third parties are also actively monitored and respected. Our core technologies are protected by numerous patent families. For our Ylanthia antibody library, patents have been granted in all major territories, including in the European, U.S., and Asian markets. The proprietary development programs form the basis for the Company’s success and are protected by numerous patent families. In addition to the patents protecting the drug candidates themselves, further patent applications have been filed covering additional aspects of the programs. The main patents for pelabresib run until 2032 (U.S.) and 2031 (Europe), not including possible extension through supplemental protection certificates or term extensions. In addition, the use of pelabresib for the treatment of myelofibrosis is patent-protected in the U.S. until 2039. The main patents for tulmimetostat have a term until 2039. Here, too, a possible extension through supplementary protection certificates or term extensions is not included. The tafasitamab program is also protected by a portfolio of patents. The core patents are scheduled to expire in 2029 (U.S.) and 2027 (Europe), without taking into account the additional protection of up to five years available through supplementary protection certificates or patent term extensions. Based on the approvals in the U.S. and Europe, corresponding patent term extension applications have already been filed in the U.S. (PTE) and Europe (SPC). The patents for the tafasitamab program are being advanced in close coordination with our partner Incyte. In the U.S. and Europe regulatory exclusivities are also available for approved products. The relevant patents for our development candidate felzartamab (out-licensed to HI-Bio and I-Mab) will not expire before 2026. This does not take into account any potential additional protection of up to five years through supplementary protection certificates (SPCs) or term extensions. The programs that are co-developed with or for partner companies are also patent-protected. Our patent department works closely with the relevant partners. The patents for these drug development programs have terms that significantly exceed the terms of the underlying technology patents. We also monitor our competitors’ activities so we can take action when necessary. In the 2023 financial year, we continued to reinforce the patent protection of our development programs and technology portfolio, which represent the core value drivers of our Company. We have more than 110 different proprietary patent families worldwide, in addition to the numerous patent families we are pursuing in collaboration with our partners. Corporate Developments On March 2, 2023, MorphoSys announced that the company was stopping work and operations on its pre-clinical research programs to optimize its cost structure. As a result, MorphoSys reduced its workforce at the company’s headquarters in Planegg, Germany, by approximately 17%. This action, along with other steps taken over the past year, enabled MorphoSys to focus resources on its mid to late-stage oncology pipeline. On March 14, 2023, MorphoSys announced the appointment of Lucinda Crabtree, Ph.D., as Chief Financial Officer and member of the Management Board of MorphoSys AG, succeeding Sung Lee. She started on August 8, 2023. On March 24, 2023, MorphoSys announced that it partially repurchased its outstanding convertible bonds due in 2025 via a modified reverse Dutch auction procedure. At the close of the procedure, the Company agreed to purchase bonds representing € 62.9 million in aggregate principal amount (approximately 19 % of the outstanding principal amount). 16 MorphoSys AG – Planegg — Annual Financial Statements as of December 31, 2023

On May 17, 2023, MorphoSys’ shareholders approved all resolutions proposed by the Company’s Management and Supervisory Boards at the Company’s virtual Annual General Meeting, including the re-election of the members of the Supervisory Board George Golumbeski, Ph.D., and Michael Brosnan. The ordinary Annual General Meeting 2023 was conducted without the physical presence of shareholders or their proxies, as permitted by German law. Via a password-protected web service, registered shareholders could, among other things, submit questions, visually and audibly follow the entire Annual General Meeting, and exercise their voting rights. On December 13, 2023, MorphoSys announced that its Management Board, with the approval of the Supervisory Board, had resolved to launch a cash capital increase against cash contributions under exclusion of shareholders’ pre-emptive rights. The successful execution of the capital increase with gross proceeds of €  102.7  million has strengthened the Company’s liquidity position. MorphoSys intends to use the net proceeds to support the ongoing clinical development of key pipeline programs to regulatory approval, to accelerate launch preparations for pelabresib in first-line myelofibrosis, to further strengthen its finances, and for general corporate purposes. Headcount Development On December 31, 2023, the MorphoSys AG had 331 employees (December 31, 2022: 424). MorphoSys employed an average of 371 people in 2023 (2022: 438). The average number of employees in the 2023 financial year was 371 (2022: 438). Of this number, a total of 9 persons were employed in production, 264 in research and development, 2 in selling and 96 in general and administration in 2023. We do not have collective wage agreements with our employees, and there were no employee strikes during the reporting year. To compete successfully for the top talent, MorphoSys conducts an annual comparison of the Company’s compensation with that paid by other companies in the biotech industry and similar sectors and adjusts the salary structure when necessary. The remuneration system consists of fixed compensation and a variable annual bonus linked to the achievement of corporate targets. Individual targets promote the employees’ personal development and the achievement of overriding corporate goals. A “spot bonus” is also awarded on the spot to employees for exceptional performance. This instrument was used frequently again to reward employees during the reporting year. 17 MorphoSys AG – Planegg — Annual Financial Statements as of December 31, 2023

Macroeconomic and Sector-Specific Conditions Changes in the Business Environment Global economy growth is projected to stay stable at an estimated 3.1% in 2023 and in 2024, then rise to 3.2% in 2025 (report: “World Economic Outlook Update January 2024,” published by the International Monetary Fund [IMF]). According to the IMF, the global economic recovery from the COVID-19 pandemic, the war in Ukraine, and the cost-of-living crisis is proving surprisingly resilient. Inflation is falling faster than expected from its 2022 peak. The IMF’s growth forecast for the advanced economies in 2023 was +1.6%, compared to 2.6% in 2022, and the forecast for the emerging and developing economies was +4.1% (2022: +4.1%). The IMF’s estimate for growth in the euro area in 2023 was +0.5% (2022: +3.4%), compared to -0.3% for Germany (2022: +1.8%); +2.5% for the U.S. (2022: +1.9%); and +5.2% for China (2022: +3.0%). When managing its business activities, MorphoSys takes a number of potential macroeconomic risks and opportunities into consideration. Influential Factors According to BioCentury, the biopharma industry witnessed the second-largest number of FDA new drug approvals in 2023 despite a challenging fundraising environment. However, a potential slowdown in approvals might be felt later, as most of the approved drugs were in development prior to the recent market downturn. Long-term, the high prevalence of cancer cases will continue to underpin demand for new and innovative therapies for different types of cancer, driving substantial growth in the market. Cancer therapies have historically dominated drug approvals, and there were three more cancer drug approvals in 2023 than in the prior year. The bar for the efficacy of immunotherapies has continued to rise over the past decade, posing a greater hurdle to the advancement of new drugs. Three recent innovation trends – an increase in approval of drugs against new targets, new therapeutic modalities, and indications lacking treatment – saw varying degrees of reversal during the year. These latest developments reflect the emerging outcome that pharmaceutical companies may be shifting their emphasis from first-in-class to best-in-class therapies. Currency Development The EUR/USD exchange rate has fluctuated between 1.04 and 1.12 over the last year and stood at 1.10 on December 31, 2023, with inflation expectations and interest rate differences being the main drivers, in addition to trade conflicts and ongoing geopolitical tensions. The majority of our business transactions are conducted in euros and U.S. dollars. With the acquisition of Constellation we have significantly expanded our footprint in the U.S. Primarily driven by the additional ongoing clinical studies, U.S. dollar expenses are expected to exceed U.S. dollar revenues for the next financial year. Therefore, strengthening of the U.S. dollar against the euro, all other things remaining equal, would have a negative impact on our operating result. We manage this risk through various mechanisms, such as optimizing our U.S. dollar assets against our U.S. dollar liabilities and maintaining an adequate (currently around 35%) amount of U.S. dollars in our bank accounts. 18 MorphoSys AG – Planegg — Annual Financial Statements as of December 31, 2023

Analysis of Net Assets, Financial Position and Results of Operations Revenues Revenues in comparison to the prior year decreased by 61% to € 143.1 million (2022: € 371.0 million). In 2023, the major portion of external revenues was generated from antibody collaboration and license agreements with Incyte, Janssen and HI-Bio (2023: € 112.2 million; 2022: € 283.7 million from Royalty Pharma, Janssen and HI-Bio). The major portion of the decrease in revenues resulted from the release of deferred income in the amount of € 190.2 million as no further milestones or royalties were expected for otilimab and gantenerumab following public announcements by GSK and Roche in the previous year. Furthermore, part of the decline in revenues resulted from prior year revenues stemming from the execution of an out-licensing agreement with HI-Bio (2023: €  4.2  million; 2022: € 27,2 million). Revenues from royalties on net sales of Tremfya amounted to €  68.2 million (2022: € 60.0 million) and from Milestones to € 2.8 million (2022: € 3.2 million). Revenues with affiliated companies amounted to € 28.1 million (2022: € 53.1 million) of which € 10.8 million (2022: € 41.7 million) were attributed to revenue from product sales and € 17.2 million (2022: € 11.5 million) were attributed to revenue from reimbursements. Of total revenues, in 2023 € 116.0 million (2022: € 363.1 million) were attributed to biotechnology and pharmaceutical companies based in North America and revenues in other European countries and Asia (excluding Germany) amounted to € 26.7 million (2022: € 7.5 million). Domestic revenues mainly resulted from staff canteen and amounted to € 0.4 million (2022: € 0.5 million). For the effects from the agreements with Novartis regarding the potential business combination of MorphoSys via a voluntary takeover offer and with Incyte on the sale of tafasitamab on February 5, 2024, please refer to the section "Subsequent events" of the notes to the financial statements. Cost of Sales Cost of sales, which mainly consisted of costs of inventories, decreased by € 3.6 million to € 51.7 million (2022: € 55.3 million). This change was primarily driven by lower material costs (2023: € 33.8 million; 2022: € 35.6 million) as well as lower personnel costs (2023: €  7.6  million; 2022: €  9.5  million). The decrease compared to the previous year is mainly due to lower product sales to affiliated companies and lower personnel expenses. Additionally, an impairment on inventories of € 11.9 million had to be recognized in 2023 (2022: € 0 million), relating to the recognition of the inventory obsolescence reserve and scrapping of inventories. For the effects from the agreements with Novartis regarding the potential business combination of MorphoSys via a voluntary takeover offer and with Incyte on the sale of tafasitamab on February 5, 2024, please refer to the section "Subsequent events" of the notes to the financial statements. Research and Development Expenses Research & Development Research and development expenses of €  167.6  million (2022:  €  155.6  million) included acquisition and production costs for inventories and research and development costs recognized as an expense. These comprised costs for external services of € 89.7 million (2022: € 93.0 million), personnel costs of € 51.4 million (2022: € 40.6 million), costs related to intangible assets of € 14.9 million (2022: € 5.0 million), cost of materials of € 0.4 million (2022: € 3.2 million), infrastructure costs of € 7.5 million (2022: €  9.7  million) and other costs of €  3.7  million (2022: €  4.1  million). The increase mainly related to higher personnel cost in connection to increased expenses for share-based payment programs due to changes in the underlying valuation assumptions of € 5.7 million (2022: € 0.4 million) as well as to expenses from the restructuring of the research departement of € 6.0 million (2022: € (0.3) million). Furthermore, an impairment for clinical study drugs in the amount of € 8.4 million as well as an impairment on a license acquired in 2020 in the amount of €  8.9  million (2022: € 0 million) had to be recognized in 2023. In contrast, costs for 19 MorphoSys AG – Planegg — Annual Financial Statements as of December 31, 2023

external services decreased mainly due to lower expenses for external laboratory services in connection with the research and development of tafasitamab. Selling, General and Administrative Expenses Total selling, general and administrative expenses amounted to €  79.5  million in 2023 (2022: €  88.8  million). This item mainly included personnel expenses of € 46.4 million (2022: € 48.1 million) and expenses for external services of € 26.2 million (2022: € 33.5 million). Selling Expenses Selling expenses decreased by €  18.3  million to €  29.7  million (2022: €  48.0  million). This change was mainly related to lower expenses for external services and lower personnel cost. The decrease in selling expenses was due to a consistent adaptation of the sales strategy to market expectations. General and Administrative Expenses General and administrative expenses amounted to € 49.8 million (2022: € 40.8 million). This increase mainly resulted from higher personnel costs (2023: € 26.8 million; 2022: € 21.5 million) in connection to increased expenses for share-base payment programs due to changes in the underlying valuation assumptions of in total € 4.1 million (2022: € 0.2 million). Furthermore, expenses for external services (2023: € 16.6 million; 2022: € 13.6 million) increased mainly due to transaction costs (2023: € 10.1 million; 2022: € 0.1 million), partially offset by lower legal and consulting expenses (2023: € 1.8 million; 2022: € 7.8 million). Other Operating Income, Other Operating Expenses, Other Interest and Similar Income as well as Other Interest and Similar Expenses Other operating income amounted to € 66.5 million, equaling a € 25.9 million increase compared to 2022. This item mainly included effects from income from the repurchase of own convertible bonds in the amount of € 22.1 million (2022: € 0.0 million) and from foreign currency gains in the amount of € 12.5 million (2022: € 18.2 million). Furthermore, this item contained income from the sale of the entire investment in adivo GmbH in the amount of € 4.8 million as well as income from the partial sale of the investment in HI- Bio in the amount of € 1.9 million. In addition, income relating to other accounting periods from the reversal of provisions, mainly for external laboratory services, in the amount of € 20.7 million (2022: € 5.6 million) was included. The reason for this reversal was the contract concluded with HI-Bio in 2022 and clinical trial activities were subsequently transferred, which was carried out via external service providers. As a result, some of the services rendered were invoiced directly to HI-Bio and therefore led to the reversal of the accrued outstanding invoices for the services rendered. Other operating expenses decreased from € 21.5 million in 2022 to € 15.8 million in 2023. The main reason for the decrease attributed to reduced losses from foreign currency fluctuations, particularly regarding the exchange rate between the U.S. dollar and the Euro (2023: € 13.8 million; 2022: € 20.9 million). Other interest and similar income decreased from € 349.8 million in 2022 to € 134.9 million in 2023. This change mainly resulted from the updated planning assumptions regarding the expected net cash flows from the collaboration and license agreement with Incyte (also Refer to Note "Other Provisions"). For this purpose, an amount of € 115.8 million (2022: € 342.7 million) was recognized as "Other Interest and similar Income". Changes resulted mainly from lower expected future sales for Monjuvi® in the USA. Furthermore, this item included exchange rate gains from the financial liability adjustment in the amount of € 8.2 million and interest income from affiliated companies amounting to € 1.2 million (2022: € 4.8 million) as well as bank balances and financial investments classified as other assets in the amount of € 9.4 million (2022: € 1.7 million). Other interest and similar expenses decreased from € 22.4 million in 2022 to € 9.3 million in 2023 and mainly included effects from discounting the provision associated with the collaboration and license agreement with Incyte in the amount of € 7.5 million (2022: €  18.7 million) and expenses from interest on the nominal value of convertible bonds in the amount of € 1.8 million (2022: € 2.0 million). 20 MorphoSys AG – Planegg — Annual Financial Statements as of December 31, 2023

For the effects from the agreements with Novartis regarding the potential business combination of MorphoSys via a voluntary takeover offer and with Incyte on the sale of tafasitamab on February 5, 2024, please refer to the section "Subsequent events" of the notes to the financial statements. Expenses from Contribution Agreements In 2023, the expenses from contribution agreements included a contribution for operating costs to the affiliated company MorphoSys US Inc. totaling € 9.8 million (2022: € 8.5 million). Result after Taxes / Net Profit The developments described above and the tax income of € 1.1 million in the current fiscal year (2022: tax income of € 1.6 million) resulted in earnings after taxes / net profit of € 11.8 million (2022: net profit of € 411.0 million). The tax income mainly resulted from tax allowances from previous years. Financial Position Principles of Financial Management At MorphoSys, the primary goal of financial management is to ensure sufficient liquidity reserves at all times for the Company’s continued growth. The most important sources of this liquidity are the commercial operations of the individual business units and the related cash inflows. Cash flow projections and scenarios are used to determine the level of liquidity needed. In 2023 the net profit for the year of € 11.8 million included income of € 115.3 million with no cash impact from the release of the other provision relating the Collaboration and License agreement with Incyte. Receivables from affiliated companies fell due to the partial repayment of the intercompany loan agreement with MorphoSys US Inc. and the settlement of open balances from operating activities at the end of the year. The development of the equity of the parent company MorphoSys AG (including the assessment with regard to the provision of Section 92 German Stock Corporation Act) as well as of MorphoSys Group is closely monitored by the Management Board. In addition, the company is closely monitoring the liquidity situation of MorphoSys Group and of MorphoSys AG, and believes that MorphoSys has sufficient liquid funds to ensure business operations for the forecast period (at least twelve months from the issuance date of the consolidated and statutory financial statements), which is subject to the going-concern assessment, without requiring additional proceeds from external refinancing. Any potential cashflows resulting from the Novartis Business Combination Agreement as announced on February 5, 2024, were not considered in the recent corporate planning. Based on the company's recent corporate planning, which also incorporates the additionally released positive cash impacts from the sale of tafasitamab to Incyte as announced on February 5, 2024, MorphoSys believes that its liquidity is sufficient to finance its operational activities until early 2026, including the convertible bonds repayment. Any potential cashflows resulting from the Novartis Business Combination Agreement as announced February 5, 2024, were not considered in this recent corporate planning. Under the Business Combination Agreement, Novartis agreed to use all such efforts which are from the perspective of a prudent business person reasonable and appropriate to provide MorphoSys with the financial resources required following completion of the Novartis Takeover Offer to enable MorphoSys to pay any obligations of MorphoSys arising from the implementation of the Novartis Takeover Offer as and when due, for example, but not limited to, the obligation from the convertible bonds and the obligations arising form the long-term incentive plans, each to the extent triggered by the completion of the Novartis Takeover Offer. For the unlikely case that Novartis would withdraw its takeover offer and MorphoSys consequently would remain a stand-alone company, management would need to assess different financing options to ensure the going-concern assumption beyond early 2026 according to regulatory requirements. Management would then consider both non-dilutive financing options, such as out-licensing of (pre-) clinical assets or the sale of potential future royalties, but also considers accessing the capital markets by way of issuance of new shares or share instruments (ADSs) and/or issuance or refinancing of convertible debt. 21 MorphoSys AG – Planegg — Annual Financial Statements as of December 31, 2023

At the time of this report, the Management Board is not aware of any imminent risks, neither individually nor collectively, that could affect the company as a going concern. For the effects from the agreements with Novartis regarding the potential business combination of MorphoSys via a voluntary takeover offer and with Incyte on the sale of tafasitamab on February 5, 2024, please refer to the section "Subsequent events" of the notes to the financial statements. Investments MorphoSys invested € 0.4 million in property, plant and equipment (2022: € 1.9 million). Depreciation of property, plant and equipment amounted to € 1.7 million in 2023 (2022: € 2.2 million). MorphoSys did not invest in intangible assets in 2023 or 2022. Amortization of intangible assets amounted to € 3.3 million in 2023 (2022: € 3.4 million). In addition, an impairment loss was recognized in 2023 in the amount of € 8.9 million on a license acquired in financial year 2020. Liquidity As of December 31, 2023, the Company held liquid funds, bank deposits, other securities presented under current assets and other assets in the amount of € 532.5 million, compared to € 604.9 million on December 31, 2022. The decrease in liquidity resulted mainly from the use of cash for operating activities in 2023. From the capital increase carried out in December 2023, MorphoSys AG received a total of € 102.7 million before deduction of transaction costs. In addition, the lower balances of trade accounts receivables as of December 31, 2023 in the amount of € 14.5 million (December 31, 2022: € 51.8 million) and receivables due from affiliated companies amounted to € 28.0 million (December 31, 2022: € 90.8 million) have positively influenced our liquidity position. Net Assets Assets Total assets decreased by € 185.2 million to € 1,904.1 million as December  31, 2023, compared to € 2,089.3 million as of December 31, 2022. The decrease was primarily due to the decrease of receivables and other assets (€ (321.8) million), of cash on hand and cash at banks (€ (78.3) million), of intangible assets (€ (12.2) million), of advanced payments (€ (8.4) million) as well as of prepaid expenses (€ (5.2) million). This effect was partially offset by increased securities (€ +210.1 million), increased inventories (€ +30.5 million) as well as by higher shares in affiliated Companies (€ +1.5 million). The decrease in receivables resulted from lower pass-through-costs and lower revenues at the end of 2023 compared to the end of 2022. In addition, receivables from affiliated companies fell due to the partial repayment of opena balances from the intercompany loan agreement from MorphoSys US Inc. and the settlement of open items from operating activities at the end of the year. The change in marketable securities, other assets and cash and cash equivalents resulted from the reallocation of cash investments in the context of portfolio optimization as well as from the consumption of cash and cash equivalents in the context of operating activities. A 10% increase in the euro versus the U.S. dollar as of December  31, 2023, would have reduced the Assets of the Company by € 3.9 million. A 10% decline in the euro versus the U.S. dollar would have increased the Assets of the company by € 4.8 million. For the effects from the agreements with Novartis regarding the potential business combination of MorphoSys via a voluntary takeover offer and with Incyte on the sale of tafasitamab on February 5, 2024, please refer to the section "Subsequent events" of the notes to the financial statements. Provisions, Liabilities and Deferred Income As of December  31, 2023, provisions totaled € 174.2 million, compared to € 315.4 million in the prior year. The decrease was primarily due to the change of the planning assumptions regarding the expected net cash flows related to Collaboration and License Agreement with Incyte (December 31, 2023: € 119.3 million, December 31, 2022: € 235.0 million). Changes resulted mainly from 22 MorphoSys AG – Planegg — Annual Financial Statements as of December 31, 2023

lower expected future sales revenues for Monjuvi® in the USA. Furthermore, the provisions for external laboratory services decreased from € 45.7 million as of December  31, 2022 to €  10.9  million as of December  31, 2023. This effect was partially offset by the increase of other non-current provisions by € 13.1 million to € 15.3 million, mainly due to the increase in potential obligations from share-based payment programs. Liabilities decreased by € 91.6 million from € 410.0 million to € 318.4 million. This decrease mainly resulted from the partial redemption of the convertible bond as of March 30, 2023 (€ (62.9) million and the reduction of liabilities due to affiliated companies, which were settled for the most part at year-end (€ (39.8) million. This effect was partially offset from a customer-prepayment for drug substance amounted to € 19.4 million (December 31, 2022: 0.0 Mio. €). For details refer to "Prepayments received on order". Deferred income decreased by € 68.2 million from € 738.7 million to € 670.5 million, due to the regular release of the deferred income based on the royalties received from Tremfya. A 10% increase in the euro versus the U.S. dollar as of December  31, 2023, would have reduced the Provisions, Liabilities and Deferred Income of the Company by € 12.9 million. A 10% decline in the euro versus the U.S. dollar would have increased those by € 15.8 million. For the effects from the agreements with Novartis regarding the potential business combination of MorphoSys via a voluntary takeover offer and with Incyte on the sale of tafasitamab on February 5, 2024, please refer to the section "Subsequent events" of the notes to the financial statements. Equity On December 31, 2023, equity amounted to € 741.0 million, compared to € 625.2 million on December 31, 2022. The number of shares issued as of December  31, 2023 totaled 37,655,137 of which 37,601,452 shares were outstanding (December 31, 2022: 34,231,943 and 34,165,963 shares, respectively). The increase mainly relates to the capital raise conducted in December 2023. Refer to notes “Common Stock” for further information. In comparison to December  31, 2022, the number of authorized ordinary shares decreased from 9,195,696 to 8,909,562. At the Annual General Meeting on May 17, 2023, Authorized Capital 2023-I in the amount of € 6,846,388 and Authorized Capital 2023-II in the amount of € 3,423,194, was newly created. The reduction of Authorized Capital 2019-I in the amount of € 46,246, the reduction of Authorized Capital 2021-I in the amount of € 4,861,376, the reduction of Authorized Capital 2021-II in the amount of € 1,951,452 and the reduction of Authorized Capital 2021-III in the amount of € 273,448 had an offsetting effect. In comparison to December 31, 2022, the number of ordinary shares of conditional capital decreased from 6,804,134 (6,804,134 €) to 6,688,406 (€ 6,688,406). In the course of this General Meeting on May 17, 2023, the Conditional Capital 2016-III was reduced by € 115,728. On December 31, 2023, the Company held 53,685 treasury shares with a value of € 53,685 – a decrease of € 12,295 compared to December 31, 2022 (65,980 shares, € 65,980). The reason for this decrease was the transfer of 12,295 treasury shares or € 12,295 to the Management Board and selected employees of the Company (beneficiaries) from the 2019 Long-Term Incentive Plan (LTI Plan). The vesting period for this LTI Plan expired on April 1, 2023 and offered beneficiaries a six-month period until November 3, 2023 to receive a total of 12,295 shares. Consequently, the number of MorphoSys shares owned by the Company as of December 31, 2023, was 53,685 (December 31, 2022: 65,980). As of December 31, 2023, additional paid-in capital amounted to € 936.8 million, compared to € 836.6 million as of December 31, 2022. The increase in additional paid-in capital of € 100.1 million resulted mainly from the capital increase in December 2023. The Loss for the Year 2023 of € 11.8 million is reported under “accumulated deficit”. As a result, the accumulated deficit carried forward increased from € 269.8 million in 2022 to € 258.0 million in 2023. The development of the equity of the parent company MorphoSys AG (including the assessment with regard to the provision of Section 92 German Stock Corporation Act) as well as of MorphoSys Group is closely monitored by the Management Board. In addition, the company is closely monitoring the liquidity situation of MorphoSys Group and of MorphoSys AG, and believes that MorphoSys has sufficient liquid funds to ensure business operations for the forecast period (at least twelve months from the issuance 23 MorphoSys AG – Planegg — Annual Financial Statements as of December 31, 2023

date of the consolidated and statutory financial statements), which is subject to the going-concern assessment, without requiring additional proceeds from external refinancing. Any potential cashflows resulting from the Novartis Business Combination Agreement as announced on February 5, 2024, were not considered in the recent corporate planning. Based on the company's recent corporate planning, which also incorporates the additionally released positive cash impacts from the sale of tafasitamab to Incyte as announced on February 5, 2024, MorphoSys believes that its liquidity is sufficient to finance its operational activities until early 2026, including the convertible bonds repayment. Any potential cashflows resulting from the Novartis Business Combination Agreement as announced February 5, 2024, were not considered in this recent corporate planning. Under the Business Combination Agreement, Novartis agreed to use all such efforts which are from the perspective of a prudent business person reasonable and appropriate to provide MorphoSys with the financial resources required following completion of the Novartis Takeover Offer to enable MorphoSys to pay any obligations of MorphoSys arising from the implementation of the Novartis Takeover Offer as and when due, for example, but not limited to, the obligation from the convertible bonds and the obligations arising form the long-term incentive plans, each to the extent triggered by the completion of the Novartis Takeover Offer. For the unlikely case that Novartis would withdraw its takeover offer and MorphoSys consequently would remain a stand-alone company, management would need to assess different financing options to ensure the going-concern assumption beyond early 2026 according to regulatory requirements. Management would then consider both non-dilutive financing options, such as out-licensing of (pre-) clinical assets or the sale of potential future royalties, but also considers accessing the capital markets by way of issuance of new shares or share instruments (ADSs) and/or issuance or refinancing of convertible debt. At the time of this report, the Management Board is not aware of any imminent risks, neither individually nor collectively, that could affect the company as a going concern. Financing The Company's equity ratio as of December 31, 2023, amounted to 39%, compared to a level of 30% on December 31, 2022. This increase is mainly attributable to the capital increase of € 96.0 million (net of transction costs) conducted in December 2023 and an overall decrease in total liabilities of € 301.0 million, mainly driven by the effects from the release of other provisions related to the Incyte Collaboration, the redemption of the convertible bonds and the release of the deferred income associated with the Royalty Pharma Agreement . Currently, the Company does not have any financial liabilities to financial institutions. Off-Balance-Sheet Financing MorphoSys does not use any off-balance-sheet financing instruments such as the sale of receivables, asset-backed securities, sale- and-leaseback transactions or contingent liabilities in combination with non-consolidated special-purpose entities. Comparison of Actual Business Results versus Forecasts A detailed comparison of the Company’s forecasts versus the actual results can be found in Table 01. 24 MorphoSys AG – Planegg — Annual Financial Statements as of December 31, 2023

25

Tab. 01: Comparison of Actual Business Results versus Forecasts

	2023 Targets	2023 Results
Financial targets	Research and Development Expenses between € 165 million and € 185 million	Research and Development Expenses of € 167.6 million.
	Selling, General and Administrative Expenses between € 80 million and € 95 million	Selling, General and Administrative Expenses of € 79.5 million. The slight underspend relates to lower personnel expenses than originally expected.
Proprietary Clinical Development	Full patient enrollment for the pivotal Phase 3 study (MANIFEST-2) of pelabresib in myelofibrosis (MF) in 2023 with topline results anticipated in early 2024	MorphoSys achieved ahead of schedule complete enrollment for the MANIFEST-2 study in April 2023 and published first topline data on November 20, 2023. The results demonstrated that pelabresib in combination with ruxolitinib improves all four hallmarks of myelofibrosis, which includes an enlarged spleen, anemia, bone marrow fibrosis, and constitutional symptoms. The combination therapy was also well-tolerated. Detailed findings of the MANIFEST-2 study were presented during an oral presentation at the 65th American Society for Hematology (ASH) Annual Meeting and Exposition in December 2023
	Primary analysis data from the Phase 3 study (inMIND) of tafasitamab in patients with indolent lymphoma (r/r FL/MZL) in 2024	On August 1, 2023, Incyte announced that the inMIND study is fully enrolled The study is on track for primary analysis data in the second half of 2024
	Primary analysis data from the pivotal Phase 3 study (frontMIND) of tafasitamab in previously untreated DLBCL in the second half of 2025	On April 4, 2023, MorphoSys announced that the frontMIND study is fully enrolled The study is on track for topline data in the second half of 2025

The Management Board's General Assessment of Business Performance

In the 2023 fiscal year, MorphoSys made exceptional progress across its clinical programs and business, remaining committed to redefining how cancer is treated.

MorphoSys made breakthrough advancements on pelabresib, its flagship clinical program. Pelabresib, an investigational BET inhibitor, is being investigated as a potential first-line treatment for patients with myelofibrosis – a field in dire need of innovation. The comprehensive results from the Phase 3 MANIFEST-2 study, released in December 2023, point to a paradigm shift in myelofibrosis treatment. Beyond pelabresib, MorphoSys also advanced its mid- to late-stage oncology pipeline programs. In September 2023, the FDA granted Fast Track designation for tulmimetostat, an investigational next-generation dual inhibitor of EZH2 and EZH1, for the treatment of patients with advanced, recurrent or metastatic ARID1A-mutated endometrial cancer who have progressed on at least one prior line of treatment. Tulmimetostat is being explored in a Phase 1/2 study in advanced solid tumors and lymphomas, which has shown promising results in heavily pre-treated patients with limited treatment options.

As a result of this momentum, MorphoSys raised € 102.7 million, prior to financing cost, in additional funding in 2023. The Company believes it will extend its cash runway until early 2026, including the convertible debt repayment.

MorphoSys' employees have successfully built a strong oncology pipeline that provides several best- and first-in-class opportunities, with pelabresib at the forefront. However, operating as a standalone biotech company presents limitations. As such, after a thorough review of all strategic options, MorphoSys entered into a Business Combination Agreement with Novartis in February 2024, based on Novartis' intention to submit a voluntary public takeover offer for all MorphoSys' outstanding common shares in exchange for payment of € 68.00 per share, for a total equity value of € 2.7 billion. This proposed transaction is in the best interest of MorphoSys, its shareholders and cancer patients – providing shareholders with attractive, immediate and certain cash value, maximizing and accelerating the potential of pelabresib on a global scale and creating new opportunities for MorphoSys' employees.

Separately, MorphoSys also entered into a Purchase Agreement to sell and transfer all exclusive rights worldwide related to tafasitamab to Incyte. Given the proposed acquisition by Novartis and MorphoSys' long-standing partnership with Incyte, MorphoSys believes Incyte is best positioned to drive tafasitamab's future growth opportunities forward successfully and more efficiently on its own at this time.

MorphoSys AG – Planegg – Annual Financial Statements as of December 31, 2023

MorphoSys’ entrance into the Business Combination Agreement with Novartis was facilitated by its progress and dedication in 2023. It was a favorable year overall, as the Company advanced and delivered on all its clinical development and commercial strategic priorities. In doing so, MorphoSys demonstrated its commitment to improving patient outcomes and creating positive value for society. In the reporting year, revenues decreased to € 143.1 million. Decisive for the decline are prior year effect as no further milestones or royalties were expected for otilimab and gantenerumab, as well as revenues relating to the license agreement with HI-Bio that have been recorded in the prior year. Along with this, Profit for the Year decreased to € 11.8 million. The major portion of external revenues was generated from antibody collaboration and license agreements with Incyte, Janssen and HI-Bio. The change in Net Profit compared to the previous year resulted mainly from lower sales as well as from the change of the planning assumptions regarding the expected net cash flows related in connection with the collaboration and license agreement with Incyte recognized in other provisions. Changes resulted mainly from lower expected future sales revenues for Monjuvi® in the USA. Cash and cash equivalents amounted to € 532.5 million at the end of the reporting year compared to € 604.9 million as of December 31, 2022. 26 MorphoSys AG – Planegg — Annual Financial Statements as of December 31, 2023

Outlook and Forecast General Statement on Expected Development The Management Board of MorphoSys has identified the advancement of the drug candidate pelabresib as a strategic value driver and will continue in 2024 conversations with regulatory agencies for pelabresib. The expected developments and progress of the pipeline are presented in detail below in the section “Future Development and Expected Business Performance.” Strategic Outlook MorphoSys invests a significant portion of its financial resources in the clinical development of its own drug candidates. The Company is focused on diseases in the hematology/oncology area. The Management Board believes a focus on proprietary drug development and commercialization offers the best path to creating long-term shareholder value. The Management Board has prioritized the further clinical development of pelabresib and tulmimetostat as well as managing its liquidity. Further partnerships could also be entered into to leverage the full potential of the Company’s own development candidates. Pelabresib is viewed by the Management Board as a drug that may have the potential to become the new standard of care in myelofibrosis as a combination therapy. In clinical trials, pelabresib demonstrated that the mechanism of action of the BET inhibitor has significant effects on all four major disease characteristics in myelofibrosis: reduction of spleen size, reduction of disease-related symptoms, improvement of anemia, and normalization of bone marrow fibrosis. Partnerships can also help generate value through milestone payments and royalties in the event of market approval (revenue sharing). Partnered programs such as felzartamab with HI-Bio and I-Mab or abelacimab with Anthos Therapeutics are the next candidates that could reach the market. In order to accomplish the overriding aim of being a leader in hematology/oncology, continually investing in the Company’s further development is not only sensible, but also essential. In case of a successful takeover by Novartis, the strategy may change in order to fit into the overall Novartis strategy landscape. Expected Economic Development In its January 2024 report, the International Monetary Fund (IMF) projected global economic growth of 3.1% in 2024, compared to 2.9% in 2023. According to the IMF, the global economy is displaying resilience in its recovery from the COVID-19 pandemic, the war in Ukraine and the cost-of-living crisis. However, overall economic activity remains below pre-pandemic levels, due to macroeconomic factors including higher interest rates and lower fiscal support. Global inflation is expected to steadily decline from 6.8% in 2023 to 5.8% in 2024 and to 4.4% in 2025. Inflation is subsiding at a faster rate than anticipated due to positive supply chain developments, including the reduction of relative price shocks and a relaxation of labor market constraints. Looking ahead – on the upside, risks to global growth are now more broadly balanced following the successful resolution of U.S. debt ceiling tensions. Disinflation and continued growth in the U.S., China and large emerging markets have reduced the probability of a downturn. On the downside, certain risks to future growth in 2024 remain, including persistent underlying inflation, a disruptive turn to tax hikes and spending cuts. Geopolitical and weather shocks could also lead to new commodity price spikes. Growth in advanced economies is expected to reach 1.5% in 2024, compared to 1.6% in 2023. The IMF expects growth in the euro area to be 0.9% compared to 0.5% in 2023. Growth in Germany is anticipated to be 0.5% compared to a 0.3% decline in 2023. The IMF projection for U.S. economic growth in 2024 is 2.1% (2023: 2.5%), and the IMF’s 2023 growth forecast for emerging and developing countries remains at 4.1%. Growth in China is projected at 4.6% compared to 5.2% for 2023. MorphoSys AG has implemented a business continuity plan to largely prevent the collapse of critical business processes and ensure their resumption in the event of a natural disaster, public health emergency, for example a pandemic, or other serious events. However, depending on the severity of the situation, it may be difficult or, in some cases, impossible to avoid an interruption in our business for a significant period of time. Our contingency plans for disaster recovery and business continuity may prove inadequate in the event of a serious disaster or similar event, and we may incur substantial costs that could have a material adverse effect on our business. 27 MorphoSys AG – Planegg — Annual Financial Statements as of December 31, 2023

Expected Development of the Life Sciences Sector In mid-January 2024, BioCentury published its 32nd annual Buyside View, interviewing investors to understand their sentiment toward the life sciences sector and their closely watched categories for the year. Overall, investors anticipate a biotech market recovery in 2024, as this year is anticipated to bring significant advancements and regulatory shifts across various therapeutic areas. Investors are paying close attention to clinical and regulatory milestones with market-creating or market-expanding potential. The biopharma industry in the U.S. witnessed the second-largest number of new FDA drug approvals in 2023. In addition, there were 22 Biologics License Application (BLA) approvals in 2023, a 120% increase from the previous year. In April, the European Commission issued a groundbreaking revision of EU pharmaceutical legislation to boost innovation, ensure fair access to medicines, improve supply security, and address shortages. According to the report by PricewaterhouseCoopers (PwC) entitled “Pharmaceutical & Life Sciences: US Deals 2024 Outlook,” reasonably strong activity is projected in the US$ 225 to US$ 275 billion range across all subsectors in 2024. Though it is not yet visible in market data, PwC has observed a rise in conversations around alternative deal structures as clients navigate the higher cost of capital. Geopolitical tensions, the election cycle, and heightened U.S. government scrutiny on deals in sensitive sectors may also impact dealmaking during 2024. As the overall economic outlook continues to stabilize, companies are expected to continue leveraging active portfolio optimization plans. In the face of macroeconomic fluctuations, PwC underscores that success in 2024 will hinge significantly on the experience level of M&A teams, careful planning, and timely access to funding. Future Development and Expected Business Performance MorphoSys will continue to invest in the clinical development of its own drug candidates, with the majority of funds directed towards developing the Company’s proprietary drug candidates pelabresib and tulmimetostat. Most of these funds will be used in the short to medium term for advancing the broad clinical development of pelabresib. In March 2023, MorphoSys terminated its preclinical research programs and discontinued all related activities, and focused its resources on its mid to late-stage oncology pipeline. The planned investments in proprietary drug candidates are expected to continue to lead to the progressive maturity of the pipeline’s product candidates. Events and development activities planned for 2024 and beyond include the following: • Submission of an NDA for pelabresib in combination with ruxolitinib in myelofibrosis to the FDA and an MAA to the EMA in the middle of 2024. We also expect individual product candidates developed by partners to continue to mature in programs where MorphoSys benefits from royalties and milestone payments if successful. Whether, when, and to what extent any news is published after the studies’ primary completion is solely at the discretion of our partners. In case of a successful takeover by Novartis, the strategy may change in order to fit into the overall Novartis strategy landscape. Expected Development of the Financial Position and Liquidity In business year 2024, research and development expenses are expected to be in the range of € 60 million to € 75 million while selling, general and administrative expenses are expected to be in the range of € 40 million to € 55 million. The guidance is subject to a number of uncertainties, including the development of the inflation, another COVID-19 or similar pandemic, and its impact on our business and that of our partners. Failures in drug development could also have an adverse effect on MorphoSys. Negative effects from other pandemics are also possible, and cannot be excluded. At the end of the 2023 year, MorphoSys had cash and investments (consisting of Cash on Hand and Cash at Banks, Other Securities presented under Current Assets and Other Assets) of € 532.5 million (December 31, 2022: € 604.9 million). The liquid funds are predominantly required to advance the development of the proprietary portfolio to key clinical and regulatory milestones. The Management Board believes that the cash and other liquid financial assets, which also incorporates the additional cash impacts from the sale of tafasitamab to Incyte as announced on February 5, 2024, will be sufficient to fund the operating activities and other cash 28 MorphoSys AG – Planegg — Annual Financial Statements as of December 31, 2023

requirements until early 2026 including the repayment of the convertible bonds. Any potential cashflows resulting from the Novartis Business Combination Agreement as announced on February 5, 2024, were not considered in the recent corporate planning. Under the Business Combination Agreement, Novartis agreed to use all such efforts which are from the perspective of a prudent business person reasonable and appropriate to provide MorphoSys with the financial resources required following completion of the Novartis Takeover Offer to enable MorphoSys to pay any obligations of MorphoSys arising from the implementation of the Novartis Takeover Offer as and when due, for example, but not limited to the obligation from the convertible bonds and the obligations arising from the long-term incentive plans, each to the extent triggered by the completion of the Novartis Takeover Offer. For the unlikely case that Novartis would withdraw its takeover offer and MorphoSys consequently would remain a stand-alone company, management would need to assess different financing options to ensure the going-concern assumption beyond early 2026 according to regulatory requirements. Management would then consider both anti-dilutive financing options, such as out-licensing of (pre-) clinical assets or the sale of potential future royalties, but also considers accessing the capital markets by way of issuance of new shares or share instruments (ADSs) and/ or issuance or refinancing of convertible debt. For the effects from the agreements with Novartis regarding the potential business combination of MorphoSys via a voluntary takeover offer and with Incyte on the sale of tafasitamab on February 5, 2024, please refer to the section "Subsequent events" of the notes to the financial statements. Dividend The separate financial statements of MorphoSys AG, prepared in accordance with German Generally Accepted Accounting Principles (German Commercial Code), show an accumulated deficit, which prevents the Company from distributing a dividend for the 2023 financial year. In view of the anticipated losses in 2024, the Company expects to continue to report an accumulated loss for the 2024 financial year. MorphoSys plans to invest further in the development of proprietary drugs. Based on these plans, MorphoSys does not expect to pay a dividend in the foreseeable future. This outlook takes into account all known factors at the time of preparing this report and is based on the Management Board’s assumptions about events that could affect the Company’s business in 2024 and beyond. Future results may differ from the expectations described in the section “Outlook and Forecast.” The most significant risks are described in the Risk and Opportunity Report. 29 MorphoSys AG – Planegg — Annual Financial Statements as of December 31, 2023

Risk and Opportunity Report We operate in an industry characterized by constant change and innovation. The challenges and opportunities in the pharmaceutical and biotechnology industry are influenced by a variety of factors. Global demographic changes, medical advances, and the desire to improve quality of life offer excellent growth opportunities. Companies must also, however, grapple with the growing regulatory requirements in the areas of drug development and commercialization, as well as the cost pressures weighing on healthcare systems. We systematically identify new opportunities and leverage our business success to generate a sustainable increase in the Company’s enterprise value. In our industry, entrepreneurial success is not achievable without conscious risk-taking. Our integrated risk and opportunity management system identifies the relevant issues, assesses them, and takes suitable action to avert threats so we can achieve our corporate objectives. We assume a risk only when it involves an opportunity to increase the Company’s value. Principles of Integrated Risk and Opportunity Management We continually encounter both risks and opportunities that could have a potential material impact on our net assets and financial position, as well as a direct effect on intangible assets, such as our reputation in the sector or our brand name. We define risk as internal or external events that could have a direct adverse impact on the achievement of our corporate objectives. Opportunities represent positive deviations from our corporate planning and are in direct relation to risks. Our integrated risk and opportunity management system is therefore an integral part of our corporate governance practices to ensure adherence to the principles of good corporate governance and compliance with regulatory requirements. We have a comprehensive system in place to recognize, assess, communicate, and manage our risks, and to identify our opportunities at an early stage. The Company-wide integrated risk and opportunity management system focuses on major risks that alone or in combination with other risks could potentially jeopardize the existence of the company. Risks and opportunities that do not meet this criterion are deliberately excluded from the system and managed and monitored on a decentralized basis at the level of the respective organizational unit. The integrated risk and opportunity management system is described in a risk manual containing all the key elements of the process. During the 2023 financial year, there were no major updates to the principles and methodology of the integrated risk and opportunity management system. We believe that our risk and opportunity management system is adequate with regards to our business model and company structure. Organization of Integrated Risk and Opportunity Management Our Management Board is responsible for the integrated risk and opportunity management system and ensures that all risks and opportunities are evaluated, monitored, and presented in their entirety. The system’s Company-wide coordination, implementation, and further development are the responsibility of the Global Risk Management function, which reports directly to the Chief Financial Officer. The Supervisory Board has tasked the Audit Committee with monitoring the effectiveness of our risk management system. The Audit Committee reports its findings to the entire Supervisory Board twice a year. Risk ownership is generally assigned at the level of the respective Executive Committee member. This group is defined as “risk owners.” As part of the integrated risk and opportunity management process, risk owners receive support from “risk agents.” Risk agents are experienced employees and generally members of the Global Leadership Group. They identify the risks in their respective areas in close coordination with the central Global Risk Management function. The distinction between the responsibilities of risk owners and risk agents is based on MorphoSys’ global management and operating model. The central Global Risk Management function initiates and directs the systematic risk identification process. The Group’s Financial Planning & Analysis (FP&A) department is part of the risk management process, which ensures that there is a tight link between risk and opportunity management and corporate planning. Global Risk Management plays an important role in analyzing the interdependencies of risks and giving an objective risk assessment. 30 MorphoSys AG – Planegg — Annual Financial Statements as of December 31, 2023

The corporate Internal Audit department is also closely involved in the risk and opportunity management process. In addition to continuously liaising with the Global Risk Management function, the Internal Audit department receives the risk reports so that it can incorporate the findings into its risk-based audit plan. In accordance with this plan, the Internal Audit department also conducts audits relating to integrated risk and opportunity management at irregular intervals. Figure 01 provides an overview of the organization and responsibilities of our integrated risk and opportunity management system, which is based on the globally recognized “Three Lines Model” and meets the statutory requirements for the responsibilities of the Management Board and supervisory bodies. Fig. 01: Risk and Opportunity Management System at MorphoSys 31 MorphoSys AG – Planegg — Annual Financial Statements as of December 31, 2023

Process and Reporting of Integrated Risk and Opportunity Management As part of our integrated risk and opportunity management process, all our major risks are identified and assessed by the relevant departments and reported in a structured form to Global Risk Management. This routine process takes place twice a year in what is called a “risk run.” To address significant changes in material risks between the risk runs, the risk owners and risk agents are required to submit their respective reports to Global Risk Management via an ad hoc process. Various quality assurance measures have been implemented to ensure that the departments involved initially assess and record the risks as objectively as possible. These measures include a kick-off meeting to present the key aspects of the integrated risk and opportunity manual, as well as close monitoring of the reporting process by Global Risk Management. After receiving the feedback from the risk agents, Global Risk Management carries out an initial review to identify the principal risks and highlight the interdependencies between identified risks. Workshops are held with selected risk agents and the leadership of the departments Financial Planning & Analysis (FP&A) and Accounting & Tax, in which the key risks and opportunities are calibrated based on the initial feedback. Furthermore, the key statements for the risk report to the Management Board and Supervisory Board are aligned in these meetings. The risk assessment is derived from an evaluation of each risk’s probability of occurrence and impact using a four-point scale, as shown in Table 02. In terms of impact, MorphoSys distinguishes between financial and non-financial impact. In line with common practice, impact is measured by the net position of risk, i.e., the compensating effect of implemented countermeasures is already considered. Countermeasures include the transfer of risks (through usage of insurance policies) and risk-mitigating measures such as internal controls. MorphoSys adheres to a proactive approach of risk steering, which means that the risk-bearing business departments are required to implement respective countermeasures. For those risk areas that are considered significant, Global Risk Management performs a review of the implemented countermeasures. Financial impact is defined as a negative deviation from the Company’s cash flow forecast. For risks without direct impact on the cash balance, the quantitative measurement is based on the impact on the consolidated profit and loss. In this connection, financial impact is considered for the short term (12–15 months) and for the long-term timeframe exceeding this period. In our integrated opportunity and risk management system, non-financial risks are defined as circumstances that do not have a direct impact on the Company’s liquidity situation or consolidated profit and loss during the planning period, but still have a negative impact on the achievement of the Company’s targets. Examples include the loss of reputation or key employees, both of which can have a sustained impact on the Company’s potential for success. Another example specific to our industry is the impact of delays in patient recruitment for clinical trials. Such delays initially lead to lower costs, which from a purely mechanical standpoint represent an opportunity when compared to initial planning, but in the long term have a negative effect, causing a delay in the development plan, which outweighs the short-term benefit of lower costs. The integrated opportunity and risk management system addresses both the opportunities and risks of the Company, with systematic quantification and aggregation being performed only for risks. 32 MorphoSys AG – Planegg — Annual Financial Statements as of December 31, 2023

Tab. 02: Risk Assessment Categories Probability of occurrence Significant risks > 50% Moderate Medium High High 30% to < 50% Low Moderate Medium High 10% to < 30% Low Moderate Moderate Medium < 10% Low Low Low Moderate Financial impact* Short-term < € 5 million € 5 million  to  < € 15 million € 15 million to  < € 25 million > € 25 million Long-term < € 15 million € 15 million to <  € 45 million € 45 million to  < € 75 million > € 75 million Impact category Manageable Medium Material Critical Qualitative equivalents Low impact on value creation potential, e.g., significant delays or failure of early- stage research projects Medium impact on value creation potential, e.g., delays or failures of early or mid-stage studies or manageable adverse commercial developments Strong impact on value creation potential, e.g., delays in clinical trials for major programs or entrance of new direct competitors Significant impact on value creation potential, e.g., failure of clinical trials in major programs or diametral (unexpected) changes in the competitive environment Low impact on reputation and ability to continue operations, e.g., unexpected departure of key employees Medium impact on reputation and ability to continue operations, e.g., potential difficulty in communicating with healthcare academia and institutions Severe impact on reputation and ability to continue operations, e.g., reports of compromised patient safety or a significant cybersecurity attack Significant impact on reputation and ability to continue operations, e.g., loss of approvals due to severe patient safety issues or catastrophic operational events at the Company * Based on impact on the Company’s liquidity situation (or impact on consolidated profit and loss for risks that do not directly relate to cash outflow) 33 MorphoSys AG – Planegg — Annual Financial Statements as of December 31, 2023

Description of Key Opportunities Increasing life expectancy in industrialized countries and changes in income and lifestyle in emerging markets are expected to drive the demand for new and innovative treatments and advanced technologies. Progress in science and medicine has led to a better understanding of the biological processes of disease. This, in turn, paves the way for new therapeutic approaches. Our key opportunities are described in Table 03 and ranked according to their expected potential value contribution and strategic relevance. In management’s view, MorphoSys has strategic opportunities to generate value for its stakeholders. Note that in order to comply with the requirements of DRS 20, risks and opportunities are disclosed as of the financial reporting due date (i.e., December 31, 2023). However, the Business Combination Agreement with Novartis BidCo AG (formerly known as Novartis data42 AG) and Novartis AG and the sale of the tafasitamab franchise to Incyte, which were both disclosed on February 5, 2024, have a significant impact on the Company’s risk and opportunities. In line with the disclosure requirements of DRS 20, a reconciliation of updates to the risks and opportunities that have been triggered due to events & circumstances that occurred between the reporting due date and the date of authorization of financial statements for issue is provided in the respective sections. The planned acquisition by Novartis is viewed by the Management Board as a significant opportunity for the Company and its shareholders. The acquisition will provide resources not currently available to MorphoSys as a stand-alone biotech company to, among other things, accelerate development opportunities and maximize the commercialization potential of pelabresib, an investigational BET inhibitor. Tab. 03: Summary of MorphoSys' Key Opportunities Opportunities Full realization of pelabresib’s potential in product development Full realization of Monjuvi®’s (tafasitamab’s)potential in product development and commercialization (this opportunity is affected by the sale of the tafasitamab franchise to Incyte; see further information provided below) Further advancement of current proof-of-concept study for tulmimetostat Additional income from milestones and royalties from partnered programs Full Realization of Pelabresib's Potential in Product Development We believe pelabresib has the potential to enhance the standard of care in myelofibrosis. This assessment was underlined by the presentation of detailed findings of the Phase 3 trial MANIFEST-2 at the American Society of Hematology conference at the end of the last financial year. The approval of pelabresib could unlock significant positive and transformative potential for MorphoSys in an indication where there is a high need for improved treatment options for approximately 18,000 patients in the U.S. MorphoSys will continue conversations with regulatory agencies, with the intention to submit a New Drug Application for pelabresib in combination with ruxolitinib in myelofibrosis to the FDA and a Marketing Authorization Application to the European Medicines Agency in the middle of 2024. The combination therapy received Fast Track designation for this disease from the FDA in 2018. Full Realization of Monjuvi®'s (Tafasitamab's) Potential in Product Development and Commercialization Monjuvi® (tafasitamab-cxix) was our first commercial product. MorphoSys was focused on commercializing Monjuvi® in the U.S. market with its partner Incyte. Before the sale of the tafasitamab franchise to Incyte, we were focused on education efforts to drive Monjuvi®’s uptake against the backdrop of an increasingly competitive landscape. In addition to the focus on Monjuvi®’s commercialization, we also prioritized further development in DLBCL and beyond, particularly within the scope of our active Phase 3 trial in first-line DLBCL, tafasitamab’s development in FL, and combination studies with other promising drugs. If approval is granted in important markets after completion of the clinical phases, there is a possibility of additional commercial opportunities. Subsequent event period update: As stated above, on February 5, 2024, MorphoSys sold the tafasitamab franchise to its former collaboration partner Incyte. As a consequence, MorphoSys does not maintain any opportunities associated with the realization of tafasitamab’s potential in product development and commercialization, and therefore this opportunity is not applicable anymore. 34 MorphoSys AG – Planegg — Annual Financial Statements as of December 31, 2023

Further Advancement of Current Proof-of-Concept Study for Tulmimetostat Tulmimetostat is a potentially best-in-class EZH2 inhibitor currently in Phase 2 development for advanced solid tumors and blood cancer. Interim results from the ongoing feasibility study show activity with regards to efficacy. We plan to continue the development and gain further insights from the data generated. Co-development with a partner or out- licensing are both conceivable options to accomplish this. Additional Income from Milestones and Royalties from Partnered Programs As previously described, our business focus during the past few years has shifted away from traditional contract research towards proprietary product development and commercialization, especially since our acquisition of Constellation. Due to programs partnered with in the past, however, MorphoSys may still be entitled to substantial cash inflows from milestones and/or licensing income in the future. This is the case for milestone payments or royalties for product sales for felzartamab and MOR210, as both compounds were out-licensed to HI-Bio in 2022. MorphoSys’ partners, such as Novartis, with whom the Company has a longstanding research collaboration, also have other drugs in development. The compounds that are most advanced in clinical development are ianalumab, abelacimab, and setrusumab. All of them are currently being investigated in pivotal studies by our partners. Description of Key Risks In this report describing the key risks, we explain the financial and non-financial risks that we consider to be most relevant for the achievement of the Company’s targets in 2024 and beyond. We assign specific risks to overarching risk categories. The following overview provides an explanation and summary of the different risk categories and a description of the items generally included in these categories. Tab. 04: Overview of Risk Categories Category Explanation Strategic risks This category focuses on risks related to the key (long-term) value drivers of the Company. This category therefore encompasses mainly those risks resulting from a deviation in the progress of our proprietary clinical development programs from the clinical development plan. Also included in this category are risks arising from the general business strategy, such as the risks associated with current or potential collaborations. Operational risks Risks in this category consist of those material risks that are attributable to the Company’s operations. In particular, those risks are related to the execution of processes, which also includes ensuring business operations in the event of disruptions such as catastrophe situations or cybersecurity incidents. Commercial risks Commercial risks are those related to the marketing and distribution of approved products. Financial risks This category groups together risks that are directly related to the organization’s finances. Examples include exchange rate risks, the access to and securing of adequate financing, and tax-related risks. Regulatory and compliance risks Regulatory and compliance-related risks include risks arising from compliance with laws and equivalent regulations. Particularly relevant are industry-specific regulations in the area of healthcare compliance and GxP-relevant issues and risks relating to safeguarding intellectual property (IP). The assessment of risk relevance is not distinguished according to category, but instead by impact and probability of occurrence. For this reason, the major risks listed in Table 05 do not always include risks from all five categories. The table contains an overview of those short/long-term risks that are most relevant to the Company in the view of the Management Board. Additional risks to which the Company is exposed whose likelihood and/or magnitude is considered lower due to the mitigating effect of implemented countermeasures or the nature of the risk are not presented in the table, but are described in the subsequent text. Note that in order to comply with the requirements of DRS 20, risks and opportunities are disclosed as of the financial reporting due date (i.e., December 31, 2023). However, the Business Combination Agreement with Novartis BidCo AG (formerly known as Novartis data42 AG) and Novartis AG and the sale of the tafasitamab franchise to Incyte, which were both disclosed on February 5, 2024, have a 35 MorphoSys AG – Planegg — Annual Financial Statements as of December 31, 2023

significant impact on the Company’s risk and opportunities. In line with the disclosure requirements of DRS 20, a reconciliation of updates to the risks and opportunities that have been triggered due to events & circumstances that occurred between the reporting due date and the date of authorization of financial statements for issue is provided in the respective sections. New risks identified after the reporting due date are also presented below. 36 MorphoSys AG – Planegg — Annual Financial Statements as of December 31, 2023

37

Tab. 05: Overview of MorphoSys' Most Significant Risks

Risk	Category	Impact category	Assessment	Change vs. the previous year
Risks related to the regulatory approval of pelabresib	Strategic	Critical	Medium ■■■	↑
Risks in the clinical development of tafasitamab *(these risks are affected by the sale of the tafasitamab franchise to Incyte; see further information below)*	Strategic	Critical	Medium ■■■	
Competitive and market risks *(these risks are affected by the sale of the tafasitamab franchise to Incyte; see further information below)*	Commercial	Medium	Moderate ■■	
Personnel risks	Operational	Medium	Moderate ■■	
Long-term refinancing risk	Financial	Critical	Medium ■■■	
Currency risks	Financial	Medium	Moderate ■■	
Tax risks	Financial	Critical	Medium ■■■	

Changes Compared to Previous Year

Changes in our most significant risks are presented in Table 05. In the opinion of the Management Board, the following risks are not considered significant anymore, which is either because the risk is obsolete or because the assessment of the impact and likelihood of the risk has changed compared to the previous financial year:

- Risks in the clinical development of pelabresib

In accordance with the protocol of the Phase 3 study MANIFEST-2, detailed results were available in December 2023. Patients enrolled to MANIFEST and MANIFEST-2 are eligible to receive further treatment; however, the major data packages relevant for the filing for regulatory approval are available as of today. Consequently, the risk category related to risks in the clinical development of pelabresib is replaced by risks related to the regulatory approval of pelabresib. These risks are described in detail in the subsequent section.

Furthermore, the Company performed an assessment of the impact of the ongoing Russian war on Ukraine as well as the conflict between Israel and its neighbor territories. Although MorphoSys does not maintain business operations in the affected countries, the Company is exposed to the indirect effects such as the increasing cost of energy, inflation, and fluctuating foreign exchange rates. The anticipated impact is considered manageable and is already reflected in the most recent corporate budget. Additional risks are presented subsequently, and are discussed in the respective risk category.

Subsequent event period update:

As stated above, on February 5, 2024, MorphoSys sold the tafasitamab franchise to its former collaboration partner Incyte. As a consequence, MorphoSys does not maintain any risks associated with the product development and commercialization of tafasitamab, and therefore these risks are not applicable anymore. However, the Management Board identified a new risk associated with transition of the tafasitamab business to Incyte that is described in the "Strategic Risk" section.

Furthermore, new risks associated with the planned acquisition of the Company were identified and are also described below in the "Strategic Risk" section.

Other than that, there were no changes to the Company's risks that the Management Board became aware of in the subsequent event period.

MorphoSys AG – Planegg – Annual Financial Statements as of December 31, 2023

Strategic Risk Strategic risks are those risks that affect the long-term viability of our current and future business success. In line with our business model, these risks are primarily those that arise when the progress of our own major development programs deviates from the clinical development plan. Generally speaking, interim results from clinical trials may result in a study’s discontinuation or a modification in its design. There is also a possibility that regulatory authorities may not accept our proposed clinical development strategy or our application based on the data and/or may not grant approval or withdraw the granted approval under specific circumstances. Risks could also arise from current or future collaborations or other business development activities, which can negatively affect our potential to create strategic added value. Pelabresib Regulatory Approval Risk As outlined in the description of opportunities, we believe that pelabresib has the potential to become the standard of care in myelofibrosis. Our view is based on the impressive results of the MANIFEST-2 study that were presented to the public at the ASH conference in December 2023. MorphoSys is currently preparing the regulatory filings for approval in the U.S. and EU. Although we are confident that – based on the read-out of MANIFEST-2 and supplemental long-term data from MANIFEST – the respective agencies will grant approval, a risk remains that we will not obtain approval at all, or that the approval (if obtained) will not be as broad as intended with regards to indications or patient populations. Furthermore, we may be delayed in obtaining marketing approval. In order to address the described risks associated with the regulatory approval, we have implemented countermeasures, and the regulatory approval submission is a key priority of the Company. Progress is closely monitored by the Management Board. Tafasitamab Development Risk There are currently two pivotal studies ongoing, which we were working on with our partner Incyte until February 2024, that explore tafasitamab in indications other than r/r DLBCL. While these studies are operationally on track (i.e., fully recruited), there is a risk that the respective clinical endpoints will not be met or will only be met to a limited extent. Clinical failure is an inherent risk of double-blinded studies in clinical development that cannot be mitigated. Impressive clinical results in turn are a prerequisite for obtaining marketing approval. Subsequent event period update: As stated above, on February 5, 2024, MorphoSys sold the tafasitamab franchise to its former collaboration partner Incyte. As a consequence, MorphoSys does not maintain any material risks associated with the product development of tafasitamab, and therefore this risk is not applicable anymore. Tulmimetostat Development Risk In addition to our two main clinical programs, we have tulmimetostat in clinical development. It is currently being investigated in a “proof-of-concept” study. Based on the outcome of the study there are further opportunities for clinical development. However, these studies also carry the risk that the clinical endpoints will not be achieved to a satisfactory extent and that consequently the full potential to generate value cannot be achieved. Given the lower relevance for our value creation potential compared to the Company's lead compound pelabresib the strategic risk is assessed as low. 38 MorphoSys AG – Planegg — Annual Financial Statements as of December 31, 2023

Business Development Risk Due to the high cost of clinical trials, we are not able to conduct all scientifically feasible development projects independently and need to prioritize our investments based on business decision models despite our strong liquidity. Collaborations with other partners may be an alternative for development projects investigating our product candidates in new indications. Should such collaborations fail to materialize, there is a risk that we will not be able to realize the Company’s potential to create value. However, this does not represent a risk compared to our forecast, as the latter does not include such an assumption due to the uncertainty of the conclusion or the conditions of possible collaborations. Subsequent event period update: On February 5, 2024, we entered into a business combination agreement (the “Business Combination Agreement”) with Novartis BidCo AG (formerly known as Novartis data42 AG) and Novartis AG (hereinafter collectively referred to as “Novartis”) based on Novartis’ intention to submit a voluntary public takeover offer for all our ordinary shares at an offer price of € 68.00 per share in cash (the “Novartis Takeover Offer”). The Novartis Takeover Offer will contain customary closing conditions, in particular a minimum acceptance threshold of 65% of our share capital and regulatory clearances. The closing is currently expected to take place in the first half of 2024. The timing for the closing of the Novartis Takeover Offer will depend on the satisfaction of such conditions. Under the terms of the Business Combination Agreement, all conditions of the Novartis Takeover Offer must be satisfied by the end of the acceptance period, except for the regulatory condition. The regulatory conditions must be satisfied within 12 months following the date of the Business Combination Agreement, i.e., by February 5, 2025, 11:59 p.m. German time. If the regulatory conditions are not satisfied by that date, the Novartis Takeover Offer will terminate and closing of the Novartis Takeover Offer will not occur. Furthermore, pursuant to the Business Combination Agreement, we or Novartis may terminate the Business Combination Agreement or the covenants therein under certain circumstances. No assurance can be given that all of the conditions of the Novartis Takeover Offer will be satisfied or, if they are, as to the timing of the closing of the Novartis Takeover Offer. If the conditions of the Novartis Takeover Offer are not satisfied or waived, the Novartis Takeover Offer will terminate and closing of the Novartis Takeover Offer will not occur. We and Novartis must obtain antitrust and merger control clearances to consummate the Novartis Takeover Offer, which, if delayed or not granted, may delay or jeopardize the Novartis Takeover Offer. In addition, conditions imposed by the competent merger control agencies in connection with their approvals may adversely impact our business, financial condition, or results of operation, including the loss of value of assets or businesses that may be required to be divested in connection with obtaining approvals under merger control or competition laws. In the Management Board’s view this risk – if it materializes – would have a critical impact; however, overall the risk is assessed as medium as the likelihood of the occurrence of the risk is low due to the attractive financial conditions for investors to accept the offer and the implemented safeguards. As stated above, on February 5, 2024, MorphoSys also sold the tafasitamab franchise to its former collaboration partner Incyte. As a consequence of this sale, the Management Board identified a new risk associated with the transition of the tafasitamab business to Incyte. Per the Purchase Agreement, MorphoSys is obliged to support the transition of tafasitamab to Incyte, which includes – beside other items – the transfer of IP, contracts, and other documents. A transition plan and transition project team are in place, in order to ensure that the overall transition timeline is met. However, due to events and circumstances outside of MorphoSys’ control there is a risk that the transition could take longer than expected, or that more resources than anticipated will be required to fulfill the obligations as set forth by the Purchase Agreement. In the Management Board’s view this risk – if it materializes – would have a critical impact; however, overall the risk is assessed as medium as the likelihood of the occurrence of the risk is low due to the implemented countermeasures and the close supervision by the Company’s management. Commercial Risk In July 2020, MorphoSys received accelerated FDA approval for the commercialization of Monjuvi® in the U.S. From then until the sale of the tafasitamab franchise, the relative importance of revenues generated from our own commercialization of the product with our partner Incyte steadily increased. However, due to sale of the tafasitamab business on February 5, 2024, the risks are not applicable anymore. For further details, please also refer to the "Subsequent event period update" below. 39 MorphoSys AG – Planegg — Annual Financial Statements as of December 31, 2023

Competitive and Market Risk Despite our innovative products, we operate in a competitive environment not only for existing therapies but also unapproved therapeutic alternatives still in clinical research. Prior to the sale of the tafasitamab franchise to Incyte, we met these challenges through a combination of education about our product and additional data from ongoing clinical studies. Nevertheless, there is a risk that the preferred therapies may change over time, that competitive products will be approved, or that existing therapies will gain market share at our expense. We also adjusted our forecast with regards to the commercial potential of Monjuvi® in the approved indication, and therefore the risk of adverse deviations from our guidance was considered to be moderate overall. There is also significant pressure to contain healthcare costs in the European and North American markets, and payers have taken actions that may result in access restrictions or lead directly and indirectly to price reductions for our products. We expect these efforts to increase and expand over time and are continuously monitoring the related discussions. However, due to the political situation in the U.S., our core sales market, we do not expect any significant impact from such regulatory measures during the forecast period. Subsequent event period update: As stated above, on February 5, 2024, MorphoSys sold the tafasitamab franchise to its former collaboration partner Incyte. As a consequence, MorphoSys does not maintain any risks associated with the commercialization of tafasitamab, and therefore these risks are not applicable anymore. Operational Risk Operational risk includes material risks that are attributable to the Company’s operations, specifically those related to the execution of processes such as maintaining business operations in the event of catastrophic events or cybersecurity incidents. Supply Chain Risk MorphoSys does not produce its own active pharmaceutical ingredients but outsources this manufacturing to contract manufacturing organizations (“CMOs”), which is typical for a number of comparable companies in our industry. We have contractual agreements in place and perform continual monitoring. The risk of supply chain disruptions is addressed by securing a safety stock. Due to the measures implemented, delays in the supply of products for clinical trials and commercial use during the forecast period are assessed as low-risk. Personnel Risk MorphoSys’ key asset is its employees, and the inability to acquire, develop, and retain talent might adversely affect our ability to generate value. MorphoSys has one office in Germany, a country with a high demand for personnel and a correspondingly large number of competing biotechnology companies. To maintain its image as an attractive employer for skilled personnel, MorphoSys offers competitive compensation and a range of options for personnel development. Succession planning for key positions ensures that there is no significant risk arising from the level of employee turnover that is typical for the industry and the Company’s location. Nevertheless, unexpected turnover of employees in key positions might adversely impact our ability to achieve our short and long-term goals, resulting in a moderate risk. 40 MorphoSys AG – Planegg — Annual Financial Statements as of December 31, 2023

IT and Cybersecurity Risk IT and cybersecurity risks encompass all risks to computer and information networks, IT infrastructure, and IT-based business and production processes resulting from exposure to sabotage, espionage, or other criminal acts. Should the established security measures fail, MorphoSys could suffer reputational damage as well as payment obligations arising from contractual and legal claims from customers, contractual partners, and public authorities. An increase in the professionalization of cyberattacks has become evident in the past several years, with social engineering techniques increasingly being used in addition to purely technological attacks. MorphoSys has implemented extensive safeguards for information technology and cybersecurity. Internal controls and quality assurance procedures have been rolled out across all major applications and underlying networks and infrastructure. We have advanced systems to prevent unauthorized intrusions and support the timely monitoring of attacks on our IT systems. A qualified Computer Emergency Response Team (CERT) has also been established in addition to extensive preventive training and awareness- raising measures for employees. Due to the implemented countermeasures, these risks were classified as low. Further details on our IT and cybersecurity measures can also be found in the “Information Technology” section in the Statement on Corporate Governance. Business Continuity Risk MorphoSys has implemented a business continuity plan to prevent the widespread collapse of critical business processes and ensure their resumption should a natural disaster, pandemic, or other serious event occur. However, depending on the severity, it may be difficult or impossible for us to continue our business for a significant length of time. Our disaster recovery and business continuity plans may prove inadequate should a severe disaster or similar event occur. We may also incur significant costs that could have a material adverse effect on our business. Mobile working is common practice at MorphoSys. Except for a few tasks that require an on- site presence, business can continue off-site without significant restrictions. As a result, business continuity risk is classified as low. Financial Risk Our financial risk management aims to mitigate financial risks and balance these risks with the needs arising from our business activities. As part of our financial risk management, we continuously monitor current developments in the tax legislation of our sales markets and operating sites so that we can identify and address tax risks at an early stage. Long-Term Refinancing Risk MorphoSys has sufficient liquid funds to ensure business operations for the forecast period without requiring additional proceeds from external refinancing. However, in the current capital market environment, opportunities for external financing may continue to be limited. In order to determine the medium and long-term liquidity requirements, MorphoSys maintains a comprehensive liquidity plan based on our corporate planning that includes the simulated effects of various scenarios. To further reduce our financial risk, we take the outcome of the liquidity plan into account when prioritizing development projects and determining the financing requirements. While the opportunity for equity financing may be limited due to the capital markets environment and/or the level of the share price, MorphoSys also has access to other non-dilutive financing options, such as opportunistic out-licensing of (pre)clinical assets or the sale of potential future royalties. Liquidity Risk Unexpected fluctuations in revenues, unplanned adverse developments in expenses, and external events and changes in the business environment can all have a negative impact on our short to medium-term liquidity and profitability. To ensure our short- term liquidity, we invest a sufficient share of our financial assets in short-term financial instruments. The allocation of our financial assets is aligned in monthly meetings with the Company’s Chief Financial Officer, Head of FP&A, and Head of Treasury and M&A. Due to the implemented countermeasures, this risk is classified as low. Currency Risk MorphoSys generates a large percentage of its revenues in U.S. dollars. U.S. commercialization costs and R&D costs are also incurred in U.S. dollars, and the proportion of these costs has increased following the acquisition of Constellation. As long as the costs in U.S. dollars exceed U.S. dollar revenues, a further depreciation in the EUR/USD exchange rate represents a short and medium-term risk for MorphoSys. The Financial Planning & Analysis and Corporate Treasury departments continuously monitor changes in the EUR/ USD exchange rate. A strategy for investing in U.S. dollar financial products has been developed in consultation with the Chief Financial Officer and in line with the internal guidelines for investing in financial products. Due to the implemented countermeasures, this risk is classified as moderate. 41 MorphoSys AG – Planegg — Annual Financial Statements as of December 31, 2023

Interest Rate and Default Risk As a result of the ongoing tense economic situation in Europe, the potential insolvency of banking institutions continues to represent a financial risk. We are therefore continuing to invest, when possible, only in funds and products of banks that are considered safe and have a high rating or are backed by a strong partner. We diversify and invest in lower-risk money market funds in order to limit our exposure to individual financial institutions. A strategy that excludes all risks of potential bank insolvencies would be too expensive and impractical. German government bonds, for example, are a very safe investment. However, this is offset by a relatively low interest yield. Due to the implemented countermeasures, these risks were classified as low. Tax Risk The accounting treatment of the payment that MorphoSys AG received from Royalty Pharma in the third quarter of 2021 could be examined by the tax authorities under German tax law in the context of a future tax audit. This examination is considered standard given the amount of the payment. Based on the Company’s knowledge of German tax law and supported by tax experts, the Company has concluded that the tax risk assessment is medium in accordance with the Company's internal risk valuation system. Regulatory and Compliance Risk Regulatory and compliance-related risks include risks arising from failing to comply with laws and equivalent regulations. Of particular relevance are risks related to industry-specific regulations in the area of healthcare compliance, GxP-relevant issues, and risks concerning the protection of intellectual property (IP). MorphoSys has implemented extensive systems and processes to minimize these risks. Due to the implemented countermeasures, these risks were classified as low. Compliance Risk In the area of healthcare compliance, the focus is on combating bribery and corruption and on key regulations governing commercialization activities in the U.S., such as the Anti-Kickback Statute, the False Claims Act, the Open Payments Act, and the Food, Drug, and Cosmetic Act. A relevant compliance risk is that the Company might fail to fully grasp operational challenges and, as a result, the compliance management program (CMP) might not be established in accordance with regulatory requirements and industry standards. To address this risk, we have implemented a risk-based compliance management program that takes into account all of the current trends and applicable requirements, including the Code of Conduct; the Global Anti-Bribery Policy; the Global Policy on Interactions with Healthcare Professionals, Healthcare Organizations, Patients, and Patient Organizations; the Global Fair Market Value Policy; the Global Policy on Transparency and Disclosure of Transfers of Value to Healthcare Professionals, Healthcare Organizations, Patients, and Patient Organizations; and the relevant U.S. and German guidelines. We also have a Global Compliance Committee that meets quarterly and makes informed decisions on the further development of the CMP. Regular training sessions are held, which are aimed at all employees as well as specific employee groups. A guide for the sales force has also been developed to help the sales team implement the guidelines in their daily work. An extensive onboarding program is offered to new employees in both Germany and the U.S. A compliance risk assessment is conducted annually, in which feedback is gathered from selected members of the Company’s executives to evaluate and minimize risks. Our control activities feed into our training and communication priorities. None of these measures would be possible without a clear message from the management: Our Management Board members emphasize the importance of compliance regularly, including at events during the annual Compliance Week, which took place again in the reporting year. Further details on our CMP can be found in the Statement on Corporate Governance in the section “Compliance Management Program.” GxP-Related Risk Companies that research, develop, and produce drugs and active ingredients for commercial use are subject to comprehensive regulations known as GxP regulations. Compliance with these regulations is essential to receive approval from regulatory authorities. GxP-relevant risks can arise from a number of business areas if quality standards are not met. To counter these risks, we are committed to meeting the highest quality standards in our business operations, as outlined in our separate non-financial Group report.* Certain risks may arise if the internal quality management system fails to meet legal requirements or fails to implement internal systems to detect quality issues. If internal controls are unable to detect guideline violations of Good Manufacturing Practice (GMP), Good Clinical Practice (GCP), Good Laboratory Practice (GLP), Good Distribution Practice (GDP), or Good Pharmacovigilance 42 MorphoSys AG – Planegg — Annual Financial Statements as of December 31, 2023

Practice (GVP), this would also represent a compliance risk. To minimize risk, the internal quality management system is also regularly reviewed by external experts and subjected to recurring audits by an internal, independent quality assurance department. * This information is not part of the management report that is subject to audit. Intellectual Property Risk The patent protection of our proprietary technologies and active ingredients is vitally important to realizing the expected benefits. To mitigate risks in this area, we monitor new patents as well as patent applications and analyze the corresponding results. We also develop strategies to ensure that third-party patents and patent applications do not restrict our own activities. In doing so, we try to safeguard our freedom of action with regard to our proprietary technology platforms and products as much as possible. Risks in this area can arise from the potential for third-party patents or patent applications to fail to be recognized or to be incorrectly assessed. Risks may also arise from enforcing our property rights against third parties. The respective processes may involve high costs and require considerable resources. There is also a risk that a third party may file a counterclaim. A further risk may also arise from a changing regulatory environment. We minimize this risk through the ongoing training of the relevant groups and discussions with external experts. It is also conceivable that competitors may attack our patents, or that our patents or patent families may be infringed upon, which in turn could lead us to take legal action against competitors. Such proceedings are associated with high costs and represent a significant financial risk, particularly in the U.S. The Management Board’s Evaluation of the Company's Overall Risk Situation Our Management Board considers our overall risk to be manageable and trusts in the effectiveness of the integrated risk and opportunity management system to keep up with changes in the environment and the needs of the ongoing business. It is the Management Board’s view that the Company’s continued existence is not jeopardized. This statement applies in the likely case that the acquisition by Novartis is executed as planned, as well as in the unlikely scenario that this acquisition does not materialize. The latter might occur if certain necessary conditions such as the minimum acceptance threshold are not met. This statement also applies in the unlikely event that several of the material risks occur cumulatively, as even in such a scenario the risk-bearing capacity defined by the Management Board is not undercut. The Management Board’s conclusion is based on the following considerations: • We maintain a sufficient liquidity base to ensure business continuity in the forecasting period without further measures of refinancing, and in addition to this we have access to dilutive and non-dilutive refinancing opportunities • The Management Board’s belief that the Company is well positioned to cope with any adverse events that may occur • The Company’s comprehensive portfolio of proprietary clinical programs • The Company’s extensive portfolio of partnerships with a number of large pharmaceutical companies, which might lead to milestone and future royalty payments Despite these factors, it is impossible to influence, control, or rule out risk entirely. 43 MorphoSys AG – Planegg — Annual Financial Statements as of December 31, 2023

Information on the Internal Control and Risk Management System with regard to the Accounting Process under Section 289 (4) and Section 315 (4) HGB In the 2023 reporting year, we completed a routine update of the documentation for our existing internal control and risk management system for maintaining adequate internal control over financial reporting, which we have expanded based on the provisions of Section 404 of the Sarbanes–Oxley Act of 2002 (SOX 404). This ensures the existence of essential controls designed to report financial figures as precisely and accurately as possible. Our internal controls over financial reporting are based on the globally recognized COSO 2013 Internal Control – Integrated Framework, defined by the COSO organization (Committee of Sponsoring Organizations of the Treadway Commission). We use this framework, which is the most commonly used framework for the internal control over financial reporting. System constraints make it impossible to give absolute assurance that internal controls will always prevent or completely detect all misrepresentations made in the context of financial reporting. Internal controls can only provide sufficient assurance that financial reporting is reliable and verify that the financial statements were prepared in accordance with the applicable IFRS standards endorsed by the European Union (EU) for external purposes. The financial statements are subject to a number of preparation, auditing, and control processes to ensure that they are submitted to the market and the shareholders in a timely, complete, and high-quality manner. All internal controls over financial reporting are defined and rolled out for all companies by the central Global Internal Controls department in close coordination with the departments involved. These process-integrated measures include the separation of planning, posting, and execution of financial transactions within the framework of a strict four-eyes principle. The separation of functions is significantly enhanced by appropriate allocation rights for IT systems. Internal guidelines and procedures also exist to regulate the implementation of process activities and controls and must be complied with at all times by the employees involved. The transactional controls are flanked by target/actual comparisons and further downstream plausibility checks. In addition to internal controls integrated into the processes, a separate independent monitoring process is also carried out by the Internal Audit department. Due to the obligations of SOX 404 and in order to comply with the requirements of Section 107 (3) of the German Stock Corporation Act, Internal Audit performs an annual independent audit of all significant internal controls for financial reporting, supported by a qualified and independent external service provider. As part of its regular communication with the supervisory bodies, the Internal Audit department reports on a semiannual basis to the Chief Financial Officer and the Audit Committee on the results of the structural and functional audits of the accounting-related internal control system. Predictions of future events in the narrower sense are not part of our internal control and risk management system. Nevertheless, we have implemented a corporate risk management system that ensures early identification and assessment of business-specific risks. Appropriate countermeasures are taken to eliminate identified risks or reduce them to an acceptable level. Particular attention is paid to those risks that could endanger the existence of the Company. The Management Board ensures that risks are dealt with responsibly on an ongoing basis and keeps the Supervisory Board informed of existing risks and their development. 44 MorphoSys AG – Planegg — Annual Financial Statements as of December 31, 2023

Subsequent Events For details on events after the reporting date please refer to the notes to the Annual Financial Statements of MorphoSys AG. 45 MorphoSys AG – Planegg — Annual Financial Statements as of December 31, 2023

Statement on Corporate Governance and Report on Corporate Governance The Statement on Corporate Governance as well as the Report on Corporate Governance, are available on our website under “Investors > Corporate Governance.” Statement on Corporate Governance pursuant to Section 289f HGB for the 2023 Financial Year In the Statement on Corporate Governance pursuant to Section 289f of the German Commercial Code (HGB), the Management Board and the Supervisory Board present information on the most essential components of our corporate governance. The components include the annual Declaration of Conformity pursuant to Section 161 of the German Stock Corporation Act (AktG), the relevant information on corporate governance practices, and other aspects of corporate governance that include, above all, a description of the working practices of the Management Board and Supervisory Board. Declaration of Conformity of the Management Board and Supervisory Board of MorphoSys AG with regard to the German Corporate Governance Code (“Code”) The Management Board and the Supervisory Board of MorphoSys AG declare pursuant to Section 161 of the German Stock Corporation Act: 1. From November 29, 2022, the date of its most recent Declaration of Conformity, MorphoSys AG has complied – with the exceptions described below – with the recommendations of the “Government Commission on the German Corporate Governance Code” in the Code version dated April 28, 2022 (“GCGC 2022”): •. Until June 2023, MorphoSys AG did not comply with the recommendation C.5 of the GCGC 2022, according to which members of the Management Board of a listed company shall not accept the chairmanship of a Supervisory Board in a non- group listed company. Until June 2023, the Chief Executive Officer (CEO) of MorphoSys AG, Dr. Jean-Paul Kress, held a position as chairman of the Board of Directors of a French biopharmaceutical company, which had at no time in the past affected the fulfillment of his duties as CEO of MorphoSys AG. MorphoSys AG continuously ensured that Dr. Kress' position as chairman of the Board of Director of such company did not distract his focus on MorphoSys AG's business and that Dr. Kress had sufficient time to perform his duties as CEO of MorphoSys AG with due regularity and care. •. MorphoSys AG does not comply with the recommendation C.4 of the GCGC 2022, according to which a Supervisory Board member, who is not a member of any Management Board of a listed company, shall not accept more than five Supervisory Board mandates at non-group listed companies or comparable functions (in a listed or non-listed company), with an appointment as chair of the Supervisory Board being counted twice. The member of the Supervisory Board Dr. George Golumbeski currently holds the following functions in pharmaceutical and biotechnological companies in Ireland and the United States of America: ◦ in listed companies: One function as chairman and one function as member of the Board of Directors. ◦ in non-listed companies: Three functions as chairman and one function as member of the Board of Directors. Dr. Golumbeski’s positions have at no time in the past affected the fulfillment of his duties as a member of the Supervisory Board of MorphoSys AG. MorphoSys AG continuously ensures that Dr. Golumbeski’s positions will not distract his focus on MorphoSys AG’s business and that Mr. Golumbeski has sufficient time to perform his duties as a member of the Supervisory Board of MorphoSys AG with due regularity and care. 2. MorphoSys AG will continue to comply – with the exception of the deviation from recommendation C.4 of the GCGC 2022 as described above – with the recommendations of the GCGC 2022. Planegg, November 29, 2023 MorphoSys AG For the Management Board: For the Supervisory Board: Dr. Jean-Paul Kress Dr. Marc Cluzel Chief Executive Officer Chair of the Supervisory Board 46 MorphoSys AG – Planegg — Annual Financial Statements as of December 31, 2023

Relevant Information on Corporate Governance Practices MorphoSys is committed to good corporate governance, which includes the highest standards of business ethics and compliance. MorphoSys ensures compliance with the law and the highest ethical standards, in particular through the Company-wide enforcement of the Code of Conduct, the Compliance Management Handbook, and other internal policies and guidelines. The MorphoSys' Code of Conduct sets out the fundamental principles and the most important guidelines and courses of action for conduct in business, especially in cases of business, legal, or ethical dilemmas, and serves as a valuable guide for our employees and managers in the Company. The Code of Conduct also reinforces our transparent and sound management principles and fosters the trust placed in us by the public, business partners, employees, and financial markets. Compliance with the Code of Conduct is carefully monitored. The implementation of the Code is overseen by the Global Compliance Committee. The Code of Conduct is provided to all new employees and can be downloaded in German or English from our website under “Investors > Corporate Governance.” The Compliance Management Handbook describes the compliance management program (CMP) and is intended to ensure compliance with all regulations and prescribes high ethical standards that apply to both the management and all employees. The Management Board has overall responsibility for the CMP and is required to report regularly to the Supervisory Board’s Audit Committee. In carrying out its compliance responsibility, the Management Board has assigned the relevant tasks to various functions at MorphoSys. The Global Compliance Committee consists of two members of the MorphoSys AG Management Board, the Chief Research & Development Officer, the Chief Business Officer, the Managing Director of MorphoSys US Inc., the Chief Legal & Human Resources Officer, as well as the U.S. General Counsel and the Head of U.S. Compliance, and is chaired by the Head of Global Compliance. The Committee meets quarterly and is accessible to all MorphoSys employees at all times. The Compliance Subcommittee with our partner Incyte also met quarterly to discuss compliance matters related to co-marketing. In addition, the Head of Global Compliance submits a report to the Audit Committee of the Supervisory Board twice a year (in 2023 in August and November) and coordinates various improvements to MorphoSys's CMP based on feedback. The Head of Global Compliance monitors the existing CMP and updates it in accordance with the decisions of the Management Board and Global Compliance Committee. Compliance colleagues are the first point of contact for all employees regarding all compliance matters. MorphoSys has also introduced important internal guidelines dealing with ethical business conduct, the prevention of bribery and corruption, dealing with healthcare professionals, due diligence towards third parties, reporting and responding to cases of non- compliance and the protection of whistleblowers. For more information on MorphoSys' compliance management program, please refer to the Report on Corporate Governance. Composition of the Management Board and Supervisory Board Management Board In the financial year 2023, the Management Board of MorphoSys AG consisted of a Chief Executive Officer and one respectively two further members: Effective as of the end of March 17, 2023, Sung Lee resigned from his position as a member of the Management Board and Chief Financial Officer of the Company. Effective as of March 1, 2023, Charlotte Lohmann has been appointed as member of the Management Board and Chief Legal Officer until August 31, 2023. With effect as of August 8, 2023, Lucinda Crabtree, Ph.D., has been appointed as a member of the Management Board and Chief Financial Officer. The Management Board therefore currently consists of a CEO and one further member. In line with the business allocation plan, the different areas of responsibility are currently defined as follows: • Jean-Paul Kress, M.D., Chief Executive Officer, responsible for the areas of Strategy & Planning; Business Development & Alliance Management; Human Resources, Legal, Compliance & Intellectual Property; Corporate Affairs & Investor Relations; Technical Operations; Facilities & Information Technology; Quality Assurance & Internal Audit; Research & Development; global responsibility for commercialization activities; coordination of responsibilities of Management Board members; representative of Management Board to the Supervisory Board and the public. 47 MorphoSys AG – Planegg — Annual Financial Statements as of December 31, 2023

48

- Lucinda Crabtree, Ph.D., Chief Financial Officer: Accounting & Taxes; Global Controlling & Internal Controls; Corporate Development & M&A; Central Purchasing and Logistics; Environmental Social Governance (ESG).

Supervisory Board

Our Supervisory Board consists of six members who oversee and advise the Management Board. The term of office of Supervisory Board members Michael Brosnan and George Golumbeski, Ph.D., ended with effect as of the end of the 2023 Annual General Meeting. Both of them were re-elected as members of the Supervisory Board.

The current Supervisory Board consists of professionally qualified members who represent our shareholders. The Chair of the Supervisory Board, Marc Cluzel, M.D., Ph.D., coordinates the Board's activities, chairs the Supervisory Board meetings, and represents the interests of the Supervisory Board externally. All Supervisory Board members are independent as per the definition in the German Corporate Governance Code ("Code") and the NASDAQ Listing Rules and have many years of experience in the biotechnology and pharmaceutical industries. The Chair of the Supervisory Board is not a former member of our Management Board. The detailed composition of the Supervisory Board, including its members and Committees, is listed in the tables below.

Tab. 06: Composition of the Supervisory Board until Termination of the 2023 Annual General Meeting

Name	Position	Initial Appointment	End of Term	Audit Committee	Remuneration and Nomination Committee	Science and Technology Committee
Marc Cluzel, M.D., Ph.D.	Chair	2012	2024		Member	
George Golumbeski, Ph.D.	Deputy Chair	2018	2023			Chairperson
Krisja Vermeylen	Member	2017	2024	Member	Chairperson	
Michael Brosnan (Independent financial expert)	Member	2018	2023	Chairperson	Member	
Sharon Curran	Member	2019	2024	Member		Member
Andrew Cheng, M.D., Ph.D.	Member	2022	2025			Member

Independent financial expert | Chairperson | Member

Tab. 07: Composition of the Supervisory Board since Termination of the 2023 Annual General Meeting

Name	Position	Initial Appointment	End of Term	Audit Committee	Remuneration and Nomination Committee	Science and Technology Committee
Marc Cluzel, M.D., Ph.D.	Chair	2012	2024		Member	
George Golumbeski, Ph.D.	Deputy Chair	2018	2024			Chairperson
Krisja Vermeylen	Member	2017	2024	Member	Chairperson	
Michael Brosnan (Independent financial expert)	Member	2018	2026	Chairperson	Member	
Sharon Curran1)	Member	2019	2024	Member		Member
Andrew Cheng, M.D., Ph.D.	Member	2022	2025			Member

Independent financial expert | Chairperson | Member

[1)] Temporary election of Sharon Curran as Deputy Chair of the Supervisory Board for the month of December to ensure the Supervisory Board's ability to sign the commercial register application for the capital increase at the company's notary in Munich as it was foreseeable that both the Chairman and the Vice Chairman of the Supervisory Board would have limited flexibility to travel to Munich in December

MorphoSys AG - Planegg – Annual Financial Statements as of December 31, 2023

Working Practices of the Management Board, Supervisory Board and Executive Committee To ensure good corporate governance, a guiding principle of the cooperation between our Management Board and our Supervisory Board is the open, comprehensive, and regular communication of information. The dual-board system prescribed by the German Stock Corporation Act clearly differentiates between the Company’s management and its supervision. The responsibility of both Boards is clearly stipulated by law and the Articles of Association as well as the Boards’ rules of procedure. The boards work closely together to make decisions and take actions for the Company’s benefit. Their stated objective is to sustainably increase the Company’s value. Management Board members have their own separate areas of responsibility, as defined in the schedule of responsibilities, and regularly report to the other Management Board members. Cooperation among Management Board members is governed by the rules of procedure. The Supervisory Board approves both the schedule of responsibilities and the rules of procedure. The Company has also established an Executive Committee. Under the leadership of the Chief Executive Officer, the Executive Committee is responsible for the development of the strategy, for the commercialization, for the operational management of the Company, and for the achievement of its targets and results. The Executive Committee prepares the decisions for the Management Board’s resolutions and adopts resolutions jointly with the Management Board, provided such resolutions do not fall within the sole responsibility of the Management Board by law or by resolution of the Supervisory Board. The Executive Committee consists of the members of the Management Board and senior executives from the Company’s core areas, such as Business Development & Licensing, Alliance Management, Technical Operations, Human Resources, Legal, Compliance & Intellectual Property and Corporate Affairs & Investors Relations. In addition to the members of the Management Board, the current members of the Executive Committee are Charlotte Lohmann (Chief Legal and Human Resources Officer), Barbara Krebs-Pohl, Ph.D. (Chief Business Officer), Joe Horvat (U.S. General Manager), Tim Demuth, M.D., Ph.D. (Chief Research and Development Officer), Luisa Ciccarelli (SVP, Global Head of Technical Operations) and Thomas Biegi (SVP, Head of Corporate Affairs). Executive Committee meetings are generally held weekly and at least once every two weeks and when necessary in the interest of the Company. Separate Management Board meetings are generally held when this is in the interest of the Company or legally required. During these meetings, resolutions are passed concerning measures and transactions that, under the rules of procedure of the Management Board, require the approval of the entire Management Board. In case of material events, each Management Board or Supervisory Board member can call an extraordinary meeting of the entire Management Board. Management Board resolutions can also be adopted outside of meetings orally, by telephone, or in writing (including by email). Generally, written minutes are taken for the meetings of the full Management Board and Executive Committee. The Management Board promptly and comprehensively informs the Supervisory Board in writing and at Supervisory Board meetings about planning, business development, the Company’s position, risk management, and other compliance issues. Extraordinary meetings of the Supervisory Board are also convened in case of material events. The Management Board involves the Supervisory Board in the strategy, planning, and all fundamental Company issues. The Management Board’s rules of procedure specify that material business transactions require the approval of the Supervisory Board. Detailed information on the cooperation of the Management Board and Supervisory Board and important items of discussion during the 2023 financial year can be found in the Report of the Supervisory Board. The Supervisory Board holds a minimum of two meetings during each calendar half-year. In addition to the Articles of Association, the Supervisory Board has adopted rules of procedure for the Supervisory Board. In accordance with these rules of procedure, the Chair of the Supervisory Board coordinates the activities of the Supervisory Board, chairs the Supervisory Board meetings, and represents the interests of the Supervisory Board externally. The Supervisory Board generally adopts its resolutions in meetings, but resolutions may also be passed outside of meetings in writing (including by email), by telephone, or by video conference. The Supervisory Board has a quorum when at least two-thirds of its members participate in the vote. Resolutions of the Supervisory Board are generally passed with a simple majority. In the event of a tied vote, the Chair’s vote decides. The Supervisory Board meetings are recorded in minutes. Resolutions passed outside of meetings are also documented in writing. A copy of the Supervisory Board’s minutes is made available to all Supervisory Board members. In accordance with recommendation D.12 of the Code, the Supervisory Board assesses at regular intervals how effectively the Supervisory Board in its entirety and its Committees are performing their tasks. The last review was carried out by the Supervisory Board in December 2023 and was based on a questionnaire completed by the members of the Supervisory Board. The results were then discussed and evaluated in a subsequent Supervisory Board meeting. 49 MorphoSys AG – Planegg — Annual Financial Statements as of December 31, 2023

50

Composition and Working Practices of the Management Board and Supervisory Board Committees

The Management Board has not formed any committees.

The Supervisory Board has three permanent committees: the Audit Committee, the Remuneration and Nomination Committee, and the Science and Technology Committee. The members of the three committees formed by the Supervisory Board are professionally qualified.

Tab. 08: Participation of Supervisory Board Members

Supervisory Board Meetings

	Video conference	On-site	On-site	Video conference	Video conference	On-site (strategic meeting)
Name	01/17/2023	03/14/2023	05/17/2023	08/08/2023	10/04/2023	11/13/2023
Marc Cluzel, M.D., Ph.D.	Video	On-site	On-site	Video	Video	On-site
George Golumbeski, Ph.D.	-	On-site	On-site	Video	Video	On-site
Krisja Vermeylen	Video	On-site	On-site	Video	Video	On-site
Michael Brosnan	Video	Video	On-site	Video	Video	On-site
Sharon Curran	Video	On-site	On-site	Video	Video	On-site
Andrew Cheng, M.D., Ph.D.	Video	On-site	On-site	Video	Video	On-site

	On-site	Video conference	Video conference	Video conference	Video conference
Name	11/14/2023	11/20/2023	12/13/2023	12/21/2023	12/23/2023
Marc Cluzel, M.D., Ph.D.	On-site	Video	Video	Video	Video
George Golumbeski, Ph.D.	On-site	Video	Video	Video	Video
Krisja Vermeylen	On-site	Video	Video	Video	Video
Michael Brosnan	On-site	Video	-	Video	Video
Sharon Curran	On-site	Video	-	Video	Video
Andrew Cheng, M.D., Ph.D.	On-site	Video	Video	Video	Video

MorphoSys AG – Planegg – Annual Financial Statements as of December 31, 2023

51

Meetings of the Audit Committee

	On-site	Video conference	On-site	On-site	Video conference	On-site
Name	03/13/2023	05/02/2023	08/07/2023	08/08/2023	10/02/2023	11/13/2023
Krisja Vermeylen	[on-site]	[video conference]	[on-site]	[on-site]	[video conference]	[on-site]
Michael Brosnan	[video conference]	[video conference]	[on-site]	[on-site]	[video conference]	[on-site]
Sharon Curran	[on-site]	[video conference]	[on-site]	[on-site]	[video conference]	[on-site]

Meetings of the Remuneration and Nomination Committee

	Video conference	Video conference	Video conference	Video conference	Video conference
Name	01/16/2023	02/27/2023	05/10/2023	08/07/2023	10/27/2023
Marc Cluzel, M.D., Ph.D.	[video conference]	[video conference]	[video conference]	[video conference]	[video conference]
Krisja Vermeylen	[video conference]	[video conference]	[video conference]	[video conference]	[video conference]
Michael Brosnan	[video conference]	[video conference]	[video conference]	[video conference]	[video conference]

Meetings of the Science and Technology Committee

	On-site	On-site	Video conference	On-site
Name	03/14/2023	05/16/2023	08/08/2023	11/13/2023
George Golumbeski, Ph.D.	[on-site]	[on-site]	[video conference]	[on-site]
Andrew Cheng, M.D., Ph.D.	[on-site]	[on-site]	[video conference]	[on-site]
Sharon Curran	[on-site]	[on-site]	[video conference]	[on-site]

Audit Committee

The main task of the Audit Committee is to support the Supervisory Board in fulfilling its supervisory duties with respect to the accuracy of the annual financial statements, the activities of the auditor, and internal control functions, such as risk management, compliance, and internal auditing. The Audit Committee submits a recommendation to the Supervisory Board for the resolution proposal regarding the election of an independent auditor at the Annual General Meeting. The members of the Audit Committee are Michael Brosnan (Chair), Sharon Curran, and Krisja Vermeylen.

The Chair of the Audit Committee, Michael Brosnan, has expertise in the fields of accounting and auditing. His professional knowledge and expertise in these areas are a result of his longstanding experience serving as Chief Financial Officer at several companies. His expertise also includes sustainability reporting and auditing such reporting.

Krisja Vermeylen has special knowledge and experience in the fields of auditing (including sustainability reporting and auditing such reporting). In the course of her professional career she has dealt extensively with this area, particularly in management positions held at various companies and in the context of trainings and further education.

MorphoSys AG – Planegg – Annual Financial Statements as of December 31, 2023

Sharon Curran also has extensive expertise in the field of auditing (including sustainability reporting and auditing such reporting) due to her previous experience and participation in trainings and further education. Sharon Curran additionally has in-depth knowledge of sustainability, including sustainability reporting and auditing such reporting, due to many years in management positions with a focus on sustainability and the environment at various companies. Specifically, her experience includes the integration of sustainability into corporate and business strategy, the evaluation and optimization of environmental impacts and the development and implementation of ESG targets as part of management remuneration. Against this background, Sharon Curran has been appointed ESG expert to the Supervisory Board. Furthermore, Krisja Vermeylen also has in- depth knowledge in this area, particularly as a result of her extensive experience with ESG targets in the context of management remuneration, and brings this expertise to the Audit Committee and the Supervisory Board. Remuneration and Nomination Committee The Remuneration and Nomination Committee is responsible for the preparation and regular review of the Management Board’s remuneration system prior to its final approval. When necessary, the Committee searches for suitable candidates to be appointed as members of the Management Board and Supervisory Board and submits appointment proposals to the Supervisory Board. The Committee also prepares the service agreements with Management Board members. The members of the Remuneration and Nomination Committee are Krisja Vermeylen (Chair), Marc Cluzel, M.D., Ph.D., and Michael Brosnan. Science and Technology Committee The Science and Technology Committee advises the Supervisory Board on matters concerning proprietary drug and technology development and prepares the relevant Supervisory Board resolutions. The members of the Science and Technology Committee are George Golumbeski, Ph.D. (Chair), Sharon Curran, and Andrew Cheng, M.D., Ph.D. Ad Hoc Deal Committee The members of the Science and Technology Committee also serve as members of the Ad Hoc Deal Committee, which meets in this capacity when required. Pursuant to recommendation C.14 of the Code, the CVs of the members of the Supervisory Board are published on our website under “Company > Leadership > Supervisory Board.” Remuneration System and Remuneration of the Members of the Management Board and Supervisory Board The section entitled “Investors – Corporate Governance” contains information on the current remuneration system for the members of the Management Board pursuant to Section 87a (1) AktG, which was approved by the Annual General Meeting on May 18, 2022, as well as the resolution of the Annual General Meeting dated May 19, 2021, on the remuneration of the members of the Supervisory Board pursuant to Section 113 (3) AktG. On the same page, the remuneration report and the auditor’s report pursuant to Section 162 AktG are made publicly available. Report on Corporate Governance1) At MorphoSys, responsible, sustainable, and value-oriented corporate governance is a high priority. Good corporate governance is an essential aspect of our corporate management and forms the framework for the Company’s management and supervision, including the Company’s organization, commercial principles, and tools for its guidance and control. The Code provides a standard for transparent monitoring and management of companies that strongly emphasizes shareholder interests. The German Federal Ministry of Justice originally published the Code in 2002. On April 28, 2022, the Government Commission on the German Corporate Governance Code adopted a new version of the Code, which entered into force upon its publication in the German Federal Gazette on June 27, 2022. The Code contains recommendations and suggestions with regard to the management and supervision of German companies listed on a stock exchange. It is based on domestic and internationally recognized standards for good and responsible corporate governance. The Code aims to make the German system of corporate governance transparent for investors. It contains recommendations and suggestions on corporate governance with regard to shareholders and the Annual General Meeting, the Management Board, and Supervisory Board, transparency, accounting and valuation principles, and auditing. 52 MorphoSys AG – Planegg — Annual Financial Statements as of December 31, 2023

There is no obligation to comply with the recommendations and suggestions of the Code. The German Stock Corporation Act only requires the management boards and supervisory boards of listed German companies to publish a declaration each year, (i) either confirming that the company has complied with the recommendations of the Code or (ii) listing the recommendations the company has not complied with and the reasons for the deviation from the recommendations of the Code. In addition, a listed company must also state in its annual declaration whether it intends to comply with the recommendations or must list the recommendations it does not intend to comply with in the future. These declarations must be published permanently on the company’s website. If the company changes its position on certain recommendations between two annual declarations, it must disclose this fact and state the reasons for the deviation from the recommendations. If suggestions from the Code are not complied with, this does not have to be disclosed. Many of the corporate governance principles contained in the Code have been practiced at MorphoSys for many years. Our corporate governance principles are outlined in the Statement on Corporate Governance pursuant to Sections 289f and 315d HGB. The statement also contains the annual Declaration of Conformity, relevant information on corporate governance practices, and a description of the Management Board’s and Supervisory Board’s working practices. Additional information can be found in the Report on Corporate Governance. 1) The disclosures in this subsection are “non-management report disclosures” that are not audited by the auditor. The Report on Corporate Governance ends with the subsection “Overall statement on the Adequacy of the Internal Control and Risk Management System.” Communication with the Capital Market A key principle of corporate communication at MorphoSys is to simultaneously and fully inform institutional investors, private shareholders, financial analysts, employees, and all other stakeholders of the Company’s situation through regular, transparent, and timely communication. The Company is firmly committed to following a fair information policy. Regular meetings with analysts and investors in the context of roadshows and individual meetings play a central role in investor relations at MorphoSys. Conference calls are publicly webcast and follow the publications of quarterly and annual results and give analysts an immediate opportunity to ask questions about the Company’s development. Presentations from conferences and similar events are made available to those interested on the MorphoSys website, as are visual and audio recordings of other important events. The Company’s website www.morphosys.com/en serves as a central platform for current information on the Company and its development. Financial reports, analyst meetings, and conference presentations, as well as press releases and ad hoc statements, are also available. The important regularly scheduled publications and events (annual reports, interim reports, annual general meetings, and press and analyst conferences) are published in the Company’s financial calendar well in advance. Competence Profile, Diversity Concept, and Objectives for the Composition The Company’s Supervisory Board updated its competence profile (including the objectives for its composition) in November 2022. According to this profile, the Supervisory Board of MorphoSys AG shall be composed in such a way that the Supervisory Board in its entirety possesses the knowledge, skills, and professional experience necessary to perform its duties properly and ensure that it appropriately supervises and advises the Management Board of MorphoSys AG while taking diversity into account. When electing Supervisory Board members, the candidates who are proposed to the Annual General Meeting fulfill the overall competence profile based on their professional competence, experience, integrity, commitment, independence, and character. Proposals to the Annual General Meeting also take the objectives for the composition of the Supervisory Board into consideration. Competence Profile The members of the Supervisory Board shall in their entirety possess the professional competence and experience to fulfill the tasks of the Supervisory Board of MorphoSys AG as an internationally operating biopharmaceutical company. The Supervisory Board considers the following skills and expertise to be particularly essential for the composition of the Supervisory Board of MorphoSys AG: • members should have a general knowledge of the industry in which the Company operates in order to make sufficient and substantive contributions at Supervisory Board meetings. • at least one member must have experience in drug development. • at least one member must have experience in commercialization. 53 MorphoSys AG – Planegg — Annual Financial Statements as of December 31, 2023

• at least one member must have expertise in the sustainability issues significant to the Company. • at least one member must have expertise in the field of accounting, and at least one further member must have expertise in the field of auditing (Section 100 (5) AktG). • at least one member must have experience in personnel issues concerning Management Board matters. Diversity Concept for the Supervisory Board of MorphoSys AG The Supervisory Board strives to ensure an appropriate level of diversity with respect to age, gender, internationality, and professional background, as well as regarding professional expertise, experience, and personality, in order to achieve a diverse composition of the Supervisory Board and enable it, in its entirety, to base its decisions on different cultural and professional perspectives and wide experiences. The Supervisory Board gives particular consideration to the following criteria: • at least two members of the Supervisory Board shall have extensive international experience or an international background. • at least one member of the Supervisory Board shall be under the age of 60 at the time of the member’s appointment. • at least two members of the Supervisory Board shall have different professional backgrounds and experience. With respect to the proportion of women on the Supervisory Board, the Supervisory Board has set target figures as well as deadlines for their achievement in accordance with Section 111 (5) AktG, to which reference is made. Further Targets for the Composition of the Supervisory Board Age Limit At the time of their appointment by the Annual General Meeting, Supervisory Board members should not be more than 70 years of age. The Supervisory Board may, however, decide to make an exception in specific cases. Duration of Appointment The uninterrupted length of the term of office of a Supervisory Board member shall generally not exceed 12 years. However, the Supervisory Board may resolve an exception to this rule in certain cases. Independence The Supervisory Board of MorphoSys AG considers a number of at least four independent members to be an appropriate number of independent members, taking into account the shareholder structure. According to the Code, a Supervisory Board member is considered to be independent of MorphoSys AG, its Management Board, and any controlling shareholder if he or she has no personal or business relationship with the Company, the Management Board, or a controlling shareholder. The Supervisory Board’s assessment of the independence of Supervisory Board members is, among other things, based on the recommendations of the Code. Consequently, a Supervisory Board member is generally not considered independent if that member, or a close member of his or her family: • was a member of the Management Board of MorphoSys AG in the two years preceding his or her appointment to the Supervisory Board of MorphoSys AG. • maintains or has maintained a material business relationship (directly or indirectly) with MorphoSys AG or a Group company of MorphoSys AG in the year preceding his or her appointment. • is a close family member of a Management Board member. • or has been a member of the Supervisory Board for more than 12 years. Significant and lasting conflicts of interest should be avoided, particularly those resulting from functions carried out for major competitors. It must be taken into account, however, that certain conflicts of interest cannot generally be excluded. Possible conflicts of interest must be disclosed to the Chair of the Supervisory Board and will be resolved by appropriate measures. This could lead to the termination of the Supervisory Board mandate of the member concerned if the conflict of interest is not merely temporary. 54 MorphoSys AG – Planegg — Annual Financial Statements as of December 31, 2023

55

Availability

All members of the Supervisory Board must ensure that they have sufficient time available to properly perform their Supervisory Board duties at MorphoSys AG. Therefore, as a rule, it is required that:

- the Supervisory Board member is able to attend at least four ordinary Supervisory Board meetings per year, for which a reasonable amount of preparation time is required in each case.
- the Supervisory Board member is able to attend extraordinary meetings of the Supervisory Board, if necessary, to deal with specific topics.
- the Supervisory Board member is able to attend the Annual General Meeting.
- the Supervisory Board member has sufficient time to review the annual and consolidated financial statements.
- and the Supervisory Board member allocates additional time to prepare for and attend Committee meetings, in accordance with his or her membership in one or more of the Supervisory Board's current three permanent Committees.

Current Composition of the Supervisory Board and Qualification Matrix

The Supervisory Board of MorphoSys AG is composed in accordance with the above objectives. It is composed of an appropriate number of independent members with an international background. As the Supervisory Board as a whole currently has six members, of which two are women, an appropriate proportion of women has been achieved.

Based on its competence profile and composition objectives, the Supervisory Board has prepared the following overview of its qualifications ("Qualification Matrix").

		Marc Cluzel, M.D., Ph.D.	George Golumbeski, Ph.D.	Krisja Vermeylen	Michael Brosnan	Sharon Curran	Andrew Cheng, M.D., Ph.D.
Period of office	Member since	2012	2018	2017	2018	2019	2022
Personal suitability	Independence	x	x	x	x	x	x
	No overboarding within the meaning of the GCGC	x		x	x	x	x
Diversity	Gender	Male	Male	Female	Male	Female	Male
	Year of birth	1955	1957	1962	1955	1968	1967
	Nationality	France	USA	Belgium	USA	Ireland	USA
	International experience/international background	x	x	x	x	x	x
	Education/professional background	Medicine	Biology	Pharmacy	Business administration	Biotechnology	Molecular biology, medicine
Competences	Knowledge of the industry	x	x	x	x	x	x
	Drug development	x	x	x			x
	Commercialization	x	x	x		x	x
	Personal matters relating to the Management Board	x		x	x	x	x
	Expert pursuant to Sec. 100 Abs. 5 AktG	x					
	• Accounting expert				x		
	• Audit expert			x	x	x	
	Sustainability	x		x	x	x	

MorphoSys AG – Planegg – Annual Financial Statements as of December 31, 2023

Target Values for the Proportion of Women In the Supervisory Board The Supervisory Board of MorphoSys AG has set the target value for the proportion of women on the Supervisory Board at 33.33%, i.e., at least two out of six members shall be women. This target value shall apply until June 30, 2025. In the financial year 2023, the target value for the proportion of women was met. In the Management Board In July 2020, the Supervisory Board of MorphoSys AG set the target value for the proportion of women on the Company’s Management Board at 0% and updated and confirmed this resolution again in November 2022. This target value was originally intended to apply until June 30, 2025. The reasoning behind this decision was based on the following: The number of members on the Company’s Management Board had just been reduced from three to two members at that time. The appointments of Jean-Paul Kress, M.D., and Sung Lee originally ran until August 2025 and January 2024, respectively, each with the possibility of reappointment. At this point in time, there were no plans to change the composition of the Management Board and/or to increase the number of Management Board members again. In addition, all significant decisions that are not exclusively to be adopted by the Management Board were and are made jointly with the Executive Committee, which at that time consisted of two men and four women (excluding the members of the Management Board). Consequently, it was ensured that all material decisions involved a sufficient number of women representing the Company’s various business areas. The member of the Management Board Sung Lee has resigned from his position as member of the Management Board with effect as of the end of March 17, 2023. Instead, Charlotte Lohmann has been appointed as member of the Management Board with effect as of March  1, 2023 until the end of August 31, 2023. Against this background, the Supervisory Board has updated the proportion of women on the Management Board and set it at 50%. This target value shall apply until June 30, 2025. With effect as of August 8, 2023 Lucinda Crabtree, Ph.D., has further been appointed as member of the Management Board. The defined target value for the proportion of women on the Management Board is therefore met. In the First and Second Management Level below the Management Board 1. Target value for the first management level below the Management Board In 2020, the Management Board confirmed its resolution from July 2017 regarding a target value of 30% women in the first management level below the Management Board and intends to maintain a minimum proportion of 30% women in the first management level below the Management Board until June 30, 2025. MorphoSys AG continued to comply with this requirement in the reporting year. 2. Target value for the second management level below the Management Board In 2020, the Management Board confirmed its resolution from July 2017 regarding a target value of 30% women in the second management level below the Management Board as of July 2017 and intends to maintain a minimum proportion of 30% women in the second management level below the Management Board until June 30, 2025. MorphoSys AG continued to comply with this requirement in the reporting year. Diversity Concept for the Management Board of MorphoSys AG Pursuant to Section 289f (2) no. 6 of the German Commercial Code, the Supervisory Board has determined the following diversity concept for the composition of the Management Board of MorphoSys AG: The aim of the diversity concept for the Management Board is to consciously use diversity for the further success of the Company. The Supervisory Board believes that diversity in terms of different perspectives, competencies, and backgrounds of experience is an important prerequisite for competitiveness and sustainable corporate success. Together with the Management Board, the Supervisory Board ensures long-term succession planning for the Management Board. When searching for candidates for the position of a member of the Management Board of MorphoSys AG, the decisive selection criteria include, amongst others, professional qualifications for the position to be taken over, leadership qualities, previous performance, and acquired skills and knowledge of the business of MorphoSys AG. 56 MorphoSys AG – Planegg — Annual Financial Statements as of December 31, 2023

57

In the composition of the Management Board, the Supervisory Board also particularly takes the following aspects into account:

- the members of the Management Board shall, in their entirety, have the necessary knowledge, skills, and professional experience required to fulfill their tasks.
- where possible, the members of the Management Board should have different levels of educational and professional experience.
- the members of the Management Board shall, in their entirety, be familiar with the market environment, the individual business fields, and the market segment in which MorphoSys AG operates.
- the members of the Management Board shall, in their entirety, have relevant experience in leading a publicly listed company.
- there should be a sufficient age mix among the members of the Management Board.
- with regard to the proportion of women on the Management Board, the Supervisory Board has set target values, as well as deadlines for their achievement, in accordance with Section 111 (5) AktG, to which reference is made.

The above criteria were taken into account in the course of the appointment of the Management Board members.

Further Targets for the Composition of the Management Board

Age Limit

At the time of their appointment, Management Board members should not be more than 67 years of age. The Supervisory Board may, however, decide to make an exception in specific cases. The age limit of 67 is currently complied with.

Managers' Transactions

The members of the Management Board and the Supervisory Board of MorphoSys AG, as well as persons closely associated with them, are required to disclose trading in MorphoSys shares in accordance with the requirements set forth in the relevant legal provisions (Article 19 (1a) of the Market Abuse Regulation (MAR)).

During the reporting year, MorphoSys received notifications pursuant to Article 19 (1a) MAR, which are shown in the table below.

Tab. 09: Managers' Transactions in 2023

Party Subject to the Notification Requirement	Function	Date of Transaction	Type of Transaction	Aggregated Share Price	Aggregated Volume	Place of Transaction
Charlotte Lohmann	Member of the Management Board1)	05/04/2023	Allocation of 157 shares as part of her remuneration as member of the Managing Board (Performance Share Plan 2019) (issuer's own shares)	Not numerable	Not numerable	Outside a trading venue
Marc Cluzel, M.D., Ph.D.	Chair of the Supervisory Board	05/18/2023	Acquisition of shares	€ 22.67	€ 22,670.00	Xetra
Marc Cluzel, M.D., Ph.D.	Chair of the Supervisory Board	06/02/2023	Acquisition of shares	€ 24.28	€ 24,280.00	Xetra
Marc Cluzel, M.D., Ph.D.	Chair of the Supervisory Board	06/06/2023	Acquisition of shares	€ 26.40	€ 52,800.00	Xetra
Marc Cluzel, M.D., Ph.D.	Chair of the Supervisory Board	09/18/2023	Acquisition of shares	€ 31.01	€ 775.25	Xetra
Krisja Vermeylen	Member of the Supervisory Board	10/06/2023	Acquisition of shares	€ 23.53	€ 23,530.00	Morgan Stanley Europe S.E. - systematic internaliser

1) With effect as of March 1, 2023, Charlotte Lohmann has been appointed as Chief Legal officer and member of the Management Board until the end of August 31, 2023.

Avoiding Conflicts of Interest

The members of the Management Board and the Supervisory Board are obligated to refrain from actions that could lead to conflicts of interest with their responsibilities at MorphoSys AG. Such transactions or sideline activities of the Management Board must be

MorphoSys AG - Planegg – Annual Financial Statements as of December 31, 2023

disclosed to the Supervisory Board without undue delay and require the Supervisory Board’s approval. The Supervisory Board, in turn, must inform the General Meeting of any conflicts of interest that arise and disclose how they were dealt with. No conflict of interest arose in the Supervisory Board in the 2023 financial year. Share Repurchases The Management Board is currently not authorized to purchase treasury shares. Information Technology A special focus was placed on the further digitalization and automation of business processes. With the electronic signatures system using DocuSign™, we were able to continue to accelerate signature circulation and automate processes. The global learning management system forms the basis for the digital education strategy, which relies on e-learning and remote training. MorphoSys is advancing its innovation using artificial intelligence through tools such as Aily™, which will make it possible to foresee ways to optimize recruitment for clinical trials. The Company is also investing in the expansion of the Veeva™ system landscape for unified management of quality and regulatory information, which is crucial for rapidly launching products (e.g., pelabresib) and maintaining their marketing approval. In the area of IT security, MorphoSys continued to optimize its cyberdefense measures. A penetration test was conducted with a focus on advanced threat scenarios by a third-party company to test MorphoSys' technical security controls and identify potential vulnerabilities in its core network and corporate access model. MorphoSys continued to raise employee awareness through several measures regarding their own individual contribution to the Company’s IT security. MorphoSys’ Computer Emergency Response Team (CERT) did not detect any serious security incidents during the reporting year. Accounting and External Audit We prepare our annual financial statements in accordance with the provisions of the German Commercial Code (HGB) and the German Stock Corporation Act (AktG). The consolidated financial statements are prepared in accordance with International Financial Reporting Standards (IFRS) and in compliance with the recommendations of the International Financial Reporting Standards Interpretations Committee (IFRS IC). We have applied all standards and interpretations that were in force on December  31, 2023 and have been adopted by the EU into European law. As of December 31, 2023, there were no standards or interpretations with an impact on our consolidated financial statements as of December 31, 2023 and 2022 that had entered into force but had not yet been adopted into European law. Therefore, our consolidated financial statements comply with both the IFRS published by the International Accounting Standards Board (IASB) and the IFRS adopted by the EU. In addition, our consolidated financial statements take into account the supplementary provisions of German commercial law that are to be applied in accordance with Section 315e (1) HGB. For the election of our auditor, the Supervisory Board’s Audit Committee submits a nomination proposal to the Supervisory Board. At the 2023 Annual General Meeting, PricewaterhouseCoopers GmbH Wirtschaftsprüfungsgesellschaft was appointed as auditor for the 2023 financial year. As proof of its independence, the auditor submitted an Independence Declaration to the Supervisory Board. The responsible German public auditor of these financial statements was Sebastian Stroner, who has audited the financial statements since 2022. PricewaterhouseCoopers GmbH has been our auditor since the 2011 financial year. Information on audit-related fees and all other fees provided by PricewaterhouseCoopers GmbH to us during the 2023 financial year can be found in the Notes to the Annual Financial Statements of MorphoSys AG. Compliance Management Program The separate non-financial group report” sets out the basic mechanisms of our compliance management program (CMP). The report is available on our website at https://reports.morphosys.com/2023#csr. All MorphoSys companies have the same compliance standards. The Global Compliance Committee and the Head of Global Compliance oversee the Compliance Management Program (CMP) for MorphoSys AG, MorphoSys US Inc. and Constellation Pharmaceuticals. 58 MorphoSys AG – Planegg — Annual Financial Statements as of December 31, 2023

MorphoSys' CMP complies with industry standards and includes all necessary elements as set out in the guidance documents of the various authorities. In particular, MorphoSys follows the "Seven Elements of a Compliance Management Program" as communicated by the Office of Inspector General (OIG), the updated 2020 guidance from the U.S. Department of Justice, and applicable EU directives and regulations. In addition, there are controls at company level under the Sarbanes-Oxley Act (SOX) that regularly address key compliance elements. These indicators are constantly monitored and improved. MorphoSys' maxim "Integrity in all we do" sets the direction for all our business activities. The CMP serves to protect patients, investors, other stakeholders and the reputation of MorphoSys, thereby supporting business continuity and sustainable growth. The CMP is aligned with the needs of the various functions within the company, including Clinical Development, Sales, Medical Affairs and others. All elements of the MorphoSys CMP are included in the Compliance Management Manual 2023. The identification and assessment of compliance risks are important components of the CMP and feed into the overall strategic development of the CMP. MorphoSys regularly conducts a compliance risk assessment to identify risks and opportunities for improvement. In addition, a comprehensive monitoring program is carried out in all MorphoSys companies. MorphoSys has set up a whistleblower system (Integrity Line), which is available to internal employees and external stakeholders. The address of the hotline is included in the MorphoSys Code of Conduct, which is available on the MorphoSys website. Reports of (potential) violations can be reported via an external website or toll-free telephone numbers, also anonymously. All reported cases will be dealt with promptly. MorphoSys prohibits retaliation against anyone who reports in good faith instances of non-compliance. The Audit Committee of the Supervisory Board and the MorphoSys Global Compliance Committee are regularly informed of all cases of potential violations. In 2023, there were no cases related to bribery and corruption. MorphoSys is committed to fostering a culture of integrity and compliance and to preventing compliance violations as far as possible through continuous risk assessment, monitoring of our activities and training of all employees. In 2023, the main focus was on maintaining high compliance standards across all MorphoSys entities, supporting commercial efforts related to Monjuvi® (tafasitamab-cxix) and building pre-launch capacity for the launch of pelabresib. The compliance risk assessment conducted at the end of 2022 contributed to the compliance strategy for 2023. It did not identify any high-risk areas and the results were in line with general industry practice. MorphoSys has continued to address risks and mitigate actions, including those related to interactions with peers, use of social media, clinical research, interactions with congresses and meetings, and third party due diligence. At the beginning of the year, the Global Compliance department conducted an assessment of the MorphoSys CMP, taking into account all current legislative developments and best practices. In addition, some policies related to our interactions with healthcare professionals were revised and all compliance policies in the U.S. were updated. Training also remains an important focus of the MorphoSys CMP. The Company is committed to ensuring that employees receive relevant compliance training that is consistent with MorphoSys values, corporate culture and ethical standards. Examples of compliance training in 2023 include the Code of Conduct and anti-bribery, appropriate use of social media, compliance with transparency regulations, healthcare compliance refresher and congressional activities. The U.S. organization also conducted numerous training sessions and activities to engage employees in U.S.-specific laws and related compliance policies. In conjunction with the EU General Data Protection Regulation (Regulation [EU] 2016/679 – “GDPR”), which entered into force on May 25, 2018, we have implemented various procedures since 2018 to ensure compliance with the GDPR. More details can be found in the separate non-financial group report*. * This information is not part of the management report that is subject to audit. 59 MorphoSys AG – Planegg — Annual Financial Statements as of December 31, 2023

Fig. 02: Compliance Management Program (CMP) Internal Audit Department Our Internal Audit department is an essential element of the corporate governance structure. The department assists us in accomplishing our objectives by prescribing a systematic approach to evaluating and improving the effectiveness of our risk management, internal control, and other corporate governance processes. The activities of the Internal Audit department are supported by co-sourcing partner Protiviti, an independent consulting firm with experience and expertise in internal audits, risk, and compliance. The Internal Audit department executes a risk-based audit plan that includes the requirements and recommendations of the Management Board, as well as those of the Supervisory Board’s Audit Committee. The Internal Audit department is also responsible for performing management testing in accordance with the requirements of Section 404 of the U.S. Sarbanes-Oxley Act (SOX). This procedure involves independently testing the appropriateness and effectiveness of internal controls in the business processes relevant to financial reporting. The outcome of each internal audit is communicated to the CEO and the relevant members of the Executive Committee. In addition, the Head of Internal Audit reports to the Audit Committee of the Supervisory Board on the results of the internal audits and SOX management testing twice a year or immediately if necessary. Three audits were carried out in 2023. Some areas for action were identified, resulting in the adoption of corresponding corrective plans of action. The internal audit plan for 2024 envisages four audits. Overall Statement on the Adequacy of the Internal Control and Risk Management System As described in the “Risk and Opportunity Report” and in the “Statement on Corporate Governance,” MorphoSys has implemented a comprehensive system to identify and manage risks. In addition to our internal control over financial accounting and reporting, 60 MorphoSys AG – Planegg — Annual Financial Statements as of December 31, 2023

internal controls are implemented in key business areas such as pharmaceutical drug development, manufacturing, production, and distribution based on industry-specific regulations. A compliance management program has also been installed as part of an integrated governance approach. Sustainability-related goals along with the respective systems and processes are an integral part of our corporate governance based on the general criteria of materiality. The Management Board is not aware of any circumstances arising from its involvement with the internal control and risk management system or from the reporting from the central functions Global Compliance and Corporate Internal Audit that would contradict the appropriateness and effectiveness of these systems. Disclosures pursuant to Section 289a (1), Section 315a (1) HGB and Explanatory Report of the Management Board pursuant to Section 176 (1) Sentence 1 AktG Composition of Share Capital On December 31, 2023, the Company’s share capital amounted to € 37,655,137, divided into 37,655,137 no-par value bearer shares. With the exception of the 53,685 treasury shares held by the Company, these bearer shares possess voting rights, with each share granting one vote at the General Meeting. Restrictions Affecting Voting Rights and the Transfer of Shares The Management Board is not aware of any restrictions that may affect voting rights or the transfer of shares, or any restrictions that may emerge from agreements between shareholders. Voting rights restrictions may also arise from the provisions of the German Stock Corporation Act (AktG), such as those pursuant to Section 136 AktG or the provisions for treasury shares pursuant to Section 71b AktG. Interests in Share Capital Exceeding 10% of Voting Rights We have not been made aware or notified of any direct or indirect interests in the Company’s share capital that exceed 10% of the voting rights. Shares with Special Rights Conferring Powers of Control Shares with special rights conferring powers of control do not exist. Control over Voting Rights with regard to Employee Ownership of Capital Employees who hold shares in the Company exercise their voting rights directly in accordance with the statutory provisions and the Articles of Association, as do other shareholders. Appointment and Dismissal of Management Board Members and Amendments to the Articles of Association In accordance with Article 6 of the Articles of Association and Section 84 of the German Stock Corporation Act (AktG), the Supervisory Board determines the number of members on the Management Board, appoints and revokes members, and nominates the Chair. In the financial year 2023, the Management Board of MorphoSys AG consisted of the Chair and one respectively two further members: Effective as of the end of March 17, 2023, the member of the Management Board Sung Lee resigned from his position as member of the Management Board and Chief Financial Officer of the Company. With effect as of March 1, 2023, Charlotte Lohmann has been appointed as Chief Legal officer and member of the Management Board until the end of August 31, 2023. In addition, Lucinda Crabtree, Ph.D., has been appointed as member of the Management Board and Chief Financial Officer with effect as of August 8, 2023. The Management Board therefore currently consists of a Chair and one further member. Members of the Management Board can be appointed for a maximum term of five years. Reappointments and extensions of the term of office are allowed for a maximum term of five years in each case. The Supervisory Board may revoke the appointment of a Management Board member or Chair of the Management Board for good cause as defined by Section 84 (4) AktG. When the Management Board lacks a required member, the court will appoint a Management Board member in urgent cases, pursuant to Section 85 AktG. As a rule, the Articles of Association can only be amended by a resolution of the General Meeting in accordance with Section 179 (1) sentence 1 AktG. Pursuant to Section 179 (2) sentence 2 AktG in conjunction with Section 20 of the Articles of Association, our 61 MorphoSys AG – Planegg — Annual Financial Statements as of December 31, 2023

General Meeting resolves on amendments to the Articles of Association generally with a simple majority of the votes cast and a simple majority of the share capital represented. If the law stipulates a higher mandatory majority of votes or capital, this shall apply. Amendments to the Articles of Association that only affect their wording can be resolved by the Supervisory Board in accordance with Section 179 (1) sentence 2 AktG in conjunction with Section 12 (3) of the Articles of Association. Authorizations of the Management Board to Issue Shares The authorization of the Management Board to issue shares is granted under Article 5 (5) through (6j) of the Company’s Articles of Association and the statutory provisions. The Supervisory Board is authorized to amend the wording of the Articles of Association in accordance with the scope of the capital increase from conditional or authorized capital. 1. Authorized Capital In the case of an authorized capital increase, the Management Board is authorized with the consent of the Supervisory Board to determine the further details of the capital increase and its implementation. a) Pursuant to Article 5 (5) of the Articles of Association, the Management Board is authorized with the consent of the Supervisory Board to increase the Company’s share capital against contribution in cash and/or contribution in kind on one or several occasions by a total of up to € 6,846,388 by issuing up to 6,846,388 new, no-par value bearer shares until and including May 16, 2028 (Authorized Capital 2023-I). The shareholders are principally entitled to subscription rights. The shares may also be subscribed to by one or several credit institutions with the obligation to offer the shares to shareholders for subscription. The Management Board, with the Supervisory Board’s consent, is, however, authorized to exclude shareholders’ subscription rights in the following cases: aa) in the case of a capital increase against contribution in cash, to the extent necessary to avoid fractional amounts; or bb) in the case of a capital increase against contribution in kind; or cc) in the case of a capital increase against contribution in cash to the extent the new shares shall be placed on a foreign stock exchange in the context of an IPO. The total number of shares to be issued by way of a capital increase against contribution in cash and/or in kind, excluding subscription rights and based on the above authorizations, shall not exceed 10% of the share capital, calculated either based on the date the authorizations become effective or the time they are exercised, whichever amount is lower. The 10% limit mentioned above shall take into account (i) treasury shares sold with the exclusion of subscription rights after these authorizations become effective, (ii) shares issued on the basis of other authorized capital under the exclusion of subscription rights during the period in which these authorizations are in effect, and (iii) shares to be issued to service convertible bonds and/or bonds with warrants, insofar as the convertible bonds and/or bonds with warrants have been issued under the exclusion of shareholders’ subscription rights while these authorizations are in effect, but in respect of items (i), (ii), and/or (iii) in each case only insofar as the shares are not used to service claims by members of governing bodies and/or employees of the Company and/or its affiliated companies under employee participation programs. The maximum limit reduced in accordance with the above sentences of this paragraph shall be increased again when a new authorization to exclude subscription rights resolved by the General Meeting after the reduction takes effect, to the extent of the new authorization, but up to a maximum of 10% of the share capital in accordance with the requirements of sentence 1 of this paragraph. b) Pursuant to Article 5 (6a) of the Articles of Association, the Management Board is authorized with the consent of the Supervisory Board to increase the Company’s share capital against contribution in cash and/or contribution in kind on one or several occasions up to and including May 18, 2026, by up to a total of € 41,552 by issuing up to 41,552 new no-par value bearer shares (Authorized Capital 2021-III). The subscription rights of shareholders are excluded. The Authorized Capital 2021- III serves the purpose of delivering shares of the Company against the contribution of payment claims resulting from Restricted Stock Units (RSUs) in order to fulfill RSUs that were granted in accordance with the terms and conditions of the Restricted Stock Unit Program 2021 of the Company (RSUP 2021) exclusively to senior managers and employees (including directors and officers) of MorphoSys US Inc. The issue price of the new shares must amount to at least € 1.00 and can be paid either by way of a cash contribution and/or contribution in kind, including in particular the contribution of claims against the Company under the RSUP 2021. The Management Board is authorized to determine the further details of the capital increase and its implementation with the consent of the Supervisory Board; this also includes the determination of the profit participation of the new shares, which may, in deviation from Section 60 (2) AktG, also participate in the profit of an already-completed financial year, provided that no resolution on the appropriation of profits has yet been adopted for the respective financial year. 62 MorphoSys AG – Planegg — Annual Financial Statements as of December 31, 2023

c) Pursuant to Article 5 (6h) of the Articles of Association, the Management Board is authorized with the consent of the Supervisory Board to increase the Company’s share capital on one or several occasions by a total of up to € 42,715 by issuing up to 42,715 new no-par value bearer shares against cash contribution and/or contribution in kind until and including April 30, 2024 (Authorized Capital 2019-I). The subscription rights of shareholders are excluded. The Authorized Capital 2019-I serves the purpose of delivering shares of the Company against the contribution of payment claims resulting from Restricted Stock Units (RSUs) in order to fulfill RSUs that were granted in accordance with the terms and conditions of the Company’s Restricted Stock Unit Program (RSUP) exclusively to senior managers and employees (including directors and officers) of MorphoSys US Inc. The issue price of the new shares must amount to at least € 1.00 and may be paid either by way of a cash contribution and/or contribution in kind, including in particular the contribution of claims against the Company under the RSUP. The Management Board is authorized with the consent of the Supervisory Board to determine the further details of the capital increase and its implementation; this also includes the determination of the profit participation of the new shares, which may, in deviation from Section 60 (2) AktG, also participate in the profit of an already-completed financial year, provided that no resolution on the appropriation of profits has yet been adopted for the respective financial year. d) Pursuant to Article 5 (6j) of the Articles of Association, the Management Board is authorized with the consent of the Supervisory Board to increase the Company’s share capital on one or several occasions by up to a total of €  1,978,907 by issuing up to 1,978,907 new no-par value bearer shares against cash contribution and/or contribution in kind until and including May 17, 2027 (Authorized Capital 2022-I). The subscription rights of shareholders are excluded. The Authorized Capital 2022-I serves the purpose of delivering shares of the Company against the contribution of payment claims resulting from Restricted Stock Units (RSUs) in order to fulfill RSUs that were granted in accordance with the terms and conditions of the Company’s Restricted Stock Unit Program (RSUP) exclusively to senior managers and employees (including directors and officers) of MorphoSys US Inc. The issue price of the new shares must amount to at least € 1.00 and may be paid either by way of a cash contribution and/or contribution in kind, including in particular the contribution of claims against the Company under the RSUP. The Management Board is authorized with the consent of the Supervisory Board to determine the further details of the capital increase and its implementation; this also includes the determination of the profit participation of the new shares, which may, in deviation from Section 60 (2) AktG, also participate in the profit of an already completed financial year, provided that no resolution on the appropriation of profits has yet been adopted for the financial year in question. 2. Conditional Capital a) Pursuant to Article 5 (6b) of the Articles of Association, the Company’s share capital is conditionally increased by up to € 2,475,437 through the issuance of up to 2,475,437 no-par value bearer shares (Conditional Capital 2016-I). The conditional capital increase exclusively serves to grant new shares to the holders of conversion or warrant rights, which will be issued by the company or companies in which the Company has a direct or indirect majority interest according to the authorizing resolution of the Annual General Meeting on June 2, 2016, under Agenda Item 7 letter a). The shares will be issued at the respective conversion or exercise price to be determined in accordance with the resolution above. The conditional capital increase will only be carried out to the extent that the holders of conversion or warrant rights exercise these rights or fulfill conversion obligations under such bonds. The shares will be entitled to dividends as of the beginning of the previous financial year, provided they were issued before the beginning of the Company’s Annual General Meeting, or as of the beginning of the financial year in which they were issued. b) Pursuant to Article 5 (6c) of the Articles of Association, the Company’s share capital is conditionally increased by up to €  3,289,004 through the issuance of up to 3,289,004 new no-par value bearer shares (Conditional Capital 2021-I). The conditional capital increase exclusively serves to grant new shares to the holders of conversion or warrant rights issued by the Company or by companies in which the Company directly or indirectly holds a majority interest in accordance with the authorization resolution of the Annual General Meeting of May 19, 2021, under Agenda Item 10 letter a). The shares shall be issued at the conversion or warrant price to be determined in each case in accordance with the aforementioned resolution. The conditional capital increase shall only be carried out to the extent that the holders of conversion or warrant rights exercise their conversion or warrant rights or fulfill conversion obligations under such bonds. The shares shall participate in profits – to the extent they come into existence by the beginning of the Annual General Meeting of the Company – from the 63 MorphoSys AG – Planegg — Annual Financial Statements as of December 31, 2023

beginning of the preceding financial year, otherwise from the beginning of the financial year in which they come into existence. c) Pursuant to Article 5 (6g) of the Articles of Association, the share capital is conditionally increased by up to € 416,297 through the issuance of up to 416,297 new no-par value bearer shares of the Company (Conditional Capital 2016-III). The conditional capital exclusively serves to fulfill subscription rights that have been issued and exercised based on the authorization resolved by the Annual General Meeting of June 2, 2016, under Agenda Item 9 letter a). The conditional capital increase will only be implemented to the extent that holders of subscription rights exercise their right to subscribe to shares of the Company. The shares will be issued at the exercise price set in each case as the issue price in accordance with Agenda Item 9 letter a) subparagraph (8) of the Annual General Meeting’s resolution dated June 2, 2016; Section 9 (1) AktG remains unaffected. The new shares are entitled to dividends for the first time for the financial year for which there has been no resolution by the Annual General Meeting on the appropriation of profits at the time of the shares’ issue. The Management Board, and the Supervisory Board insofar as members of the Management Board are affected, is authorized to determine the details of the conditional capital increase and its execution. d) Pursuant to Article 5 (6i) of the Articles of Association, the Company’s share capital is conditionally increased by up to € 507,668 through the issuance of up to 507,668 new no-par value bearer shares (Conditional Capital 2020-I). The conditional capital serves to fulfill subscription rights that were issued and exercised on the basis of the authorization resolved by the Annual General Meeting on May 27, 2020, under Agenda Item 11 letter a). The conditional capital increase will only be implemented to the extent that holders of subscription rights exercise their subscription rights to subscribe to shares of the Company. The shares will be issued at the exercise price determined in accordance with the resolution of the Annual General Meeting of May 27, 2020, under Agenda Item 11 letter a) subparagraph (8) as the issue price; Section 9 (1) AktG remains unaffected. The new shares are entitled to dividends for the first time for the financial year for which, at the time of their issue, no resolution by the Annual General Meeting on the appropriation of profits has yet been passed. The Management Board, and the Supervisory Board insofar as members of the Management Board are affected, is authorized to determine the details of the conditional capital increase and its execution. Authorizations of Management Board to Repurchase Shares The Management Board is currently not authorized to repurchase treasury shares. Material Agreements Concluded by the Company that fall under the Condition of a Change of Control after a Takeover Offer A change of control as a result of a takeover offer could have an impact on our convertible bond issued in October 2020, the underlying contract of which contains customary change-of-control clauses. According to these clauses, bondholders can demand early repayment of the outstanding amounts in the event of a change of control. The Company has not entered into any further material agreements that are subject to a change of control following a takeover offer. Compensation Agreements Concluded by the Company with Management Board Members and Employees in the Event of a Takeover Offer The service agreements of the Management Board members include the following provisions for the event of a change of control: The service agreements of the members of the Management Board Jean-Paul Kress, M.D., and Lucinda Crabtree, Ph.D., each provide for the right to terminate the service agreement and to demand the remuneration still outstanding until the scheduled end of his service agreement as a severance payment in the event that (i) a change of control occurs and (ii) the areas of responsibility of the member of the Management Board are significantly reduced within one year following the change of control, whereby the severance payment is limited to the value of two years’ remuneration, compensating no more than the remaining term of the service agreement. The terms and conditions of the Performance Share Unit Programs and the Restricted Stock Unit Programs partly also provide for the right of the respective beneficiary and/or the Company to cancel all unexercised performance share units or restricted stock units in return for a compensation payment equal to the respective offer price in the event of a takeover bid or a mandatory offer. In addition, the terms and conditions of the other long-term variable compensation programs provide that, in the event of a change of control, all granted stock options, restricted stock units and performance share units vest with immediate effect and can be exercised after the statutory waiting periods. 64 MorphoSys AG – Planegg — Annual Financial Statements as of December 31, 2023

Following a change of control, some executives may also terminate their service contracts and claim a severance payment equivalent to one annual gross fixed salary and the full contractual bonus for the calendar year in which the termination is effected. A target achievement rate of 100% is applied. In such a case, all stock options, restricted stock units and performance share units granted will vest immediately and may be exercised after the statutory vesting periods have expired. In particular, the following cases are also considered to be a change of control: (i) MorphoSys transfers all or substantially all of its corporate assets to a non-affiliated company, (ii) MorphoSys merges with a non-affiliated company, (iii) MorphoSys AG, as a controlled company, becomes a party to an agreement pursuant to Section 291 of the German Stock Corporation Act (AktG), or MorphoSys is integrated in accordance with Section 319 of the German Stock Corporation Act (AktG), or (iv) a shareholder or third party directly or indirectly holds 30% or more of the voting rights of MorphoSys, or at least 30% of the voting rights are attributed to the shareholder or third party. 65 MorphoSys AG – Planegg — Annual Financial Statements as of December 31, 2023

List of Figures and Tables • Fig. 01: Risk and Opportunity Management System at MorphoSys • Fig. 02: Compliance Management Program (CMP) • • Tab. 01: Comparison of Actual Business Results versus Forecasts • Tab. 02: Risk Assessment Categories • Tab. 03: Summary of MorphoSys' Key Opportunities • Tab. 04: Overview of Risk Categories • Tab. 05: Overview of MorphoSys’ Most Significant Risks • Tab. 06: Composition of the Supervisory Board until Termination of the 2023Annual General Meeting • Tab. 07: Composition of the Supervisory Board since Termination of the 2023 Annual General Meeting • Tab. 08: Participation of Supervisory Board Members • Tab. 09: Managers' Transactions 2023 66 MorphoSys AG – Planegg — Annual Financial Statements as of December 31, 2023

Annual Financial Statements of MorphoSys AG as of December 31, 2023 (German GAAP) MorphoSys AG, Planegg 67 MorphoSys AG – Planegg — Annual Financial Statements as of December 31, 2023

68

Balance Sheet as of December 31, 2023

ASSETS		12/31/2023 in €	12/31/2023 in €	12/31/2022 in €
A.	**FIXED ASSETS**			
I.	**Intangible Assets**			
	Paid Concessions, Commercial Property Rights and similar Rights and Assets and Licenses to such Rights and Assets	58,810,135	58,810,135	71,013,955
II.	**Property, Plant and Equipment**			
1	Land, Leasehold Rights and Buildings, including Leasehold Improvements	264,101		332,355
2	Other Equipment, Furniture and Fixtures	2,109,452		3,319,759
			2,373,553	**3,652,114**
III.	**Financial Assets**			
1	Shares in Affiliated Companies	1,152,260,363		1,152,260,363
2	Shares in Investments	14,096,956		12,610,660
			1,166,357,319	**1,164,871,023**
			1,227,541,007	**1,239,537,092**
B.	**CURRENT ASSETS**			
I.	**Inventories**			
1	Raw materials, Supplies and Production Materials	41,915,956		30,896,868
2.	Finished Goods	19,443,663		0
3.	Advance Payments	0		8,435,182
			61,359,619	**39,332,050**
II.	**Receivables and Other Assets**			
1	Trade Accounts Receivable (thereof due over one year 0, prior year: EUR 0)	14,511,312		51,828,014
2	Receivables due from affiliated Companies (thereof due over one year EUR 18,100,000, prior year: EUR 60,944,000)	28,008,474		90,773,806
3	Receivables due from Companies, which are linked by virtue of participating interests (thereof due over one year 0, prior year: EUR 0)	494,635		21,049,058
4	Other Assets (thereof due after one year 0, prior year: EUR 0)	299,700,422		500,892,799
			342,714,843	**664,543,677**
III.	**Securities**			
	Other Securities	210,057,890		0
			210,057,890	**0**
IV.	**Cash on Hand and Cash at Banks**	**36,282,035**	36,282,035	**114,536,896**
			650,414,387	**818,412,623**
C.	**PREPAID EXPENSES**	**26,173,017**	26,173,017	**31,379,585**
			1,904,128,411	**2,089,329,300**

MorphoSys AG – Planegg – Annual Financial Statements as of December 31, 2023

69

	LIABILITIES AND STOCKHOLDERS' EQUITY	12/31/2023 in €	12/31/2023 in €	12/31/2022 in €
A.	**Stockholders' Equity**			
I.	**Common Stock**			
	(Nominal Value of the Conditional Capital as of December 31, 2023: EUR 6,688,406; December 31, 2022: EUR 6,804,134)	**37,655,137**		**34,231,943**
	Treasury Stock	(53,685)		(65,980)
			37,601,452	**34,165,963**
II.	**Additional Paid-in Capital**	**936,764,906**	936,764,906	**836,632,983**
III.	**Earnings Reserves**			
	Other Earnings Reserves	24,692,205	24,692,205	24,250,077
IV.	**Accumulated Deficit**	**(258,023,796)**	(258,023,796)	**(269,828,921)**
			741,034,767	**625,220,102**
B.	**Provisions**			
1	Tax Provisions	329,722		329,723
2	Other Provisions	173,888,512		315,074,178
			174,218,234	**315,403,901**
C.	**LIABILITIES**			
1	Bonds (thereof convertible EUR 262,100,000, prior year: EUR 325,000,000)	262,100,000		325,000,000
2	Prepayments Received on Orders	19,443,663		0
3	Accounts Payable	23,812,064		31,405,617
4	Liabilities due to Affiliated Companies	11,105,347		50,933,497
5	Other Liabilities (thereof due within one year EUR 1,942,550, prior year: EUR 2,652,755) (thereof for taxes EUR 1,187,750, prior year: EUR 1,192,732)	1,942,550		2,652,755
			318,403,624	**409,991,869**
D.	**DEFERRED INCOME**	**670,471,786**	670,471,786	**738,713,428**
			1,904,128,411	**2,089,329,300**

MorphoSys AG – Planegg – Annual Financial Statements as of December 31, 2023

Statement of Income from January 1 through December 31, 2023 2023 2022 in € in € 1 Revenues 143,053,441 371,028,958 2 Cost of Sales (51,714,704) (55,315,022) 3 Gross Profit on Sales 91,338,737 315,713,936 4 Research and Development Expenses (167,635,518) (155,590,533) 5 Selling Expenses (29,700,281) (47,982,342) 6 General Administration Expenses (49,754,348) (40,772,663) 7 Other Operating Income 66,480,739 40,563,770 thereof Gain on Exchange 12,477,272 18,220,302 8 Other Operating Expenses (15,759,711) (21,486,365) thereof Loss on Exchange (13,801,959) (20,927,206) 9 Other Interest and similar Income 134,856,877 349,832,497 thereof Interest Income from the Deduction of Accrued Interest of non- current Provisions 295,466 56,733 thereof from affiliated Companies 1,167,436 4,805,934 10 Expenses from Contribution Agreements (9,805,516) (8,489,906) 11 Other Interest and similar Expenses (9,269,108) (22,356,518) thereof Interest Expense from the Addition of Accrued Interest of non-current Provisions (6,995,468) (18,732,367) 12 Income Tax 1,054,997 1,582,500 13 Result after Taxes 11,806,868 411,014,376 14 Other Taxes (1,743) (1,106) 15 Net Profit / Loss 11,805,125 411,013,270 16 Loss Carried Forward (269,828,921) (680,842,191) 17 Accumulated Deficit (258,023,796) (269,828,921) 70 MorphoSys AG – Planegg — Annual Financial Statements as of December 31, 2023

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Notes to the Financial Statements

General Information

These annual financial statements were prepared in accordance with Section 242 et seq. and Section 264 et seq. of the German Commercial Code (HGB), the corresponding provisions of the German Stock Corporation Act (AktG) and the Company's Articles of Association. The shares of MorphoSys AG ("MorphoSys" and the "Company") are listed for trading in the Regulated Market (Prime Standard segment) of the Frankfurt Stock Exchange. On April 18, 2018, MorphoSys completed an IPO on the Nasdaq Global Market through the issue of American Depositary Shares (ADS). Each ADS represents 1/4 of a MorphoSys ordinary share.

These annual financial statements were prepared in accordance with the regulations for large corporations. The statement of income has been structured in accordance with the cost of sales method for the purposes of comparison with the consolidated financial statements prepared pursuant to IFRS. The financial year corresponds to the calendar year. MorphoSys AG prepares the consolidated financial statements for the largest and the smallest consolidated group.

The Company's registered office is located at Semmelweisstrasse 7, 82152 Planegg, Germany. The MorphoSys AG consolidated and separate financial statements can be viewed at this address. The Company is recorded in the Commercial Register B of the District Court of Munich, Germany, under the number HRB 121023.

The annual financial statements of MorphoSys AG for the fiscal year 2023 are filed with the operator of the Federal Gazette and published in the Federal Gazette. The annual financial statements of MorphoSys AG and the Group's annual report for the fiscal year 2023 are also available on the Internet at https://www.morphosys.com/en/investors/financial-information.

Accounting and Valuation Principles

The following accounting and valuation methods, which are essentially unchanged from the previous year, have been used to prepare the annual financial statements.

Acquired intangible assets are capitalized with their acquisition costs and amortized using the straight-line method over the course of their expected useful lives. Acquired in-process research and development programs are recognized at acquisition cost and are only subject to amortization when the studies on the efficacy of the respective antibody program are fully completed, and a marketing authorization has been obtained. From the time of market approval, these are recognized as licenses for marketed products. Prior to receiving marketing authorization, the values of these assets are reviewed at the reporting date and carried at the lower of their carrying amount or fair value. The option to capitalize self-constructed intangible assets was not called upon according to section 248 para. 2 sent. 1 HGB.

Asset Class	Useful Life	Amortization Rates
Licenses	8 to 10 years	13% - 10%
In-process R&D Programs	not yet subject for amortization	-
Licenses for Marketed Products	24 years	4%
Software	3 years	33%

Tangible assets are carried at acquisition cost and depreciated on a straight-line basis over their expected useful lives. Low-value assets with values between € 250 and € 800 are fully depreciated in the year they are acquired.

Asset Class	Useful Life	Depreciation Rates
Land, Leasehold Rights and Buildings, including Leasehold Improvements	10 years	10%
Other Equipment, Furniture and Fixtures	3 to 13 years	33% - 8%

MorphoSys AG – Planegg – Annual Financial Statements as of December 31, 2023

Financial assets are recognized according to the strict lower-of-cost-or-market principle at the lower of their acquisition cost or fair value. The fair value corresponds to the market price from an active market. If no active market exists, fair value is determined using generally accepted valuation methods such as the discounted cash flow method. Inventories include raw materials, supplies and production materials as well as unfinished goods, and are stated at the lower of acquisition- or production- cost applying permitted valuation simplification procedures and current market value. Furthermore, raw materials, supplies and production materials have included combination products since 2022, as these represent consumable material. In addition to the direct cost, the production costs also include appropriate components of the necessary material and production overhead as well as production-related depreciation. Impairments are recognized for inventory risks resulting from increased storage periods or reduced usability. Inventories are not subject to third-party rights, except for the customary retention of title. Advance payments for inventories are recognized at nominal value. Receivables and other assets are recognized at nominal value. Risks are taken into account by means of write-downs or impairments. Other securities are recognized at the lower of acquisition cost or fair value in accordance with Section 253 (4) HGB. Applying the strict lower of cost or market principle, write-downs for both expected permanent and temporary impairments are recognized in profit or loss. Cash and cash equivalents are carried at their nominal value as of the reporting date. Prepayments are recognized as prepaid expenses on the reporting date insofar as they represent expenses for a certain period subsequent to the reporting date. They are recognized at nominal value. Common stock is carried at nominal value. The nominal value of the shares repurchased is offset against common stock in accordance with Section 272 (1a) HGB, while the remaining amount of the total purchase price is offset against the other earnings reserves within equity. Provisions cover all identifiable risks and uncertain obligations and are recognized at the settlement amount required according to prudent business judgment. In the case of provisions with a remaining term of more than one year, future price and cost increases are taken into account in the amount of the general inflation rate and discounted to the reporting date. The discount rates used are the average market interest rates of the past seven financial years corresponding to the remaining terms of the provisions, as determined and published monthly by the German Central Bank (Deutsche Bundesbank) in accordance with the German Regulation on the Discounting of Provisions (‘Rückstellungsabzinsungsverordnung’). A currency-matching (U.S. dollar) discount rate for the payment weighted remaining term of the provision relating to the collaboration and license agreement with Incyte is also determined in accordance with this same regulation. As of December 31, 2023, an interest rate of 3.435 % was determined with an underlying duration of 6.88 years. Refer to section “Collaboration and License Agreement with Incyte” for further information. Provisions have been recognized on a pro rata basis for personnel expenses resulting from long-term incentive plans established in 2019, 2020, 2021, 2022 and 2023 because the repurchase of treasury shares for servicing the incentive plans and cash settlement of the performance share unit program constitutes a financial burden on the Company. The measurement of forward rate agreements qualifying as derivative financial instruments is based on the change in forward exchange curves. Recognition and measurement follow the imparity principle. Negative valuation effects as of balance sheet date are shown as liabilities. Valuation units were not formed in the past financial year. Liabilities are measured at the settlement amount. The imparity principle is applied to non-current liabilities. This applies to the convertible bond recognized as "bonds, thereof convertible". In line with Section 272 (2) no. 2 HGB, the amount realized upon issuance of convertible bonds for the conversion right to obtain shares is recognized as part of additional-paid-in capital within equity. Interest payments are recognized within profit and loss upon payment or accrued as "other liabilities" as of the balance sheet date. The exercise of the conversion option does not give rise to a gain or loss, but instead results in a transfer of the previously recognized liability to additional paid-in capital. Prepayments received on orders are measured at the settlement amount. 72 MorphoSys AG – Planegg — Annual Financial Statements as of December 31, 2023

Deferred revenue consists of payments received prior to the reporting date to the extent these payments represent income for a specific period after this date. The recognition of revenue for income from collaboration and research agreements is carried on the basis of the contractual terms and takes into account the realization principle of Section 252 (1) no. 4 HGB and the accrual-based method of Section 250 (2) HGB based on the contract period. Upfront payments made at the time of the conclusion of a contract for the out-licensing of antibody programs and the transfer of beneficial ownership of a distribution license are recognized as revenue at the time of the transfer to the licensee, provided that no material performance obligations have to be provided in the future. Revenue from milestone payments is recognized upon the achievement of certain success criteria (for example, the achievement of specified clinical phases, certain approvals and the number of patients treated). Service fees related to research and development collaborations are recognized in the period the services were rendered. Royalties from product sales are recognized in the period in which the corresponding sales are generated by the partner. Revenues from product sales are recognized upon completion of transfer of risk. This is case, once the customer obtains control of the product. The deferred income from the purchase price paid by Royalty Pharma for the forfaiting of future receivables is released over the duration of the underlying license agreements. Cost of sales includes acquisition and production costs of inventories recognized as an expense, mainly consisted of costs for external services, personnel costs, material costs, infrastructure costs, operating costs, depreciation and amortization and other expenses. Research and development costs primarily comprised costs for external services, personnel costs, material costs, infrastructure costs, operating costs, impairment losses, depreciation and amortization and other expenses. They also included reasonable research and development-related expenses for voluntary social benefits and company pension plans. The item expenses from contribution agreements deviates from the classification requirements of Section 275 (2) HGB. The item includes expenses from agreements within the MorphoSys Group. In particular, the item includes contributions for operating costs to affiliated companies. Negative interest on financial assets and marketable securities is reported under other interest and similar expenses. Any total tax charge that results from a difference between the carrying amounts of assets, liabilities, accruals and deferrals prescribed by commercial law and these items' tax carrying amounts that are likely to diminish in subsequent financial years is recognized as a deferred tax liability in the balance sheet in accordance with Section 274 HGB. Any total tax relief that results is not recognized as deferred tax assets in the balance sheet pursuant to the option granted in Section 274 (1) sent. 2 HGB. The amount of the resulting tax charge and relief is measured at the Company-specific tax rates, applicable at the time the differences are reversed and are not discounted. The line items reported are reversed as soon as the tax charge or benefit occurs or is no longer expected. The income or expense from changes in deferred tax assets or liabilities is recorded separately in the statement of income under the line item "income tax." All amounts in this report are rounded to the nearest euro, thousand euros or million euros. Foreign Currency Translation Current receivables and liabilities denominated in foreign currencies are translated on the basis of the mean spot exchange rate prevailing on the day of the transaction or the reporting date pursuant to Section 256a HGB. The Company did not recognize any non- current receivables or liabilities denominated in foreign currencies. Notes to the Balance Sheet Fixed Assets The development of the individual line items under fixed assets and the respective depreciation in the financial year are presented in the statement of fixed assets. Intangible Assets Acquired concessions, industrial property rights and similar rights and assets, as well as licenses to such rights and assets, amounted to € 58,810k as of December 31, 2023 (December 31, 2022: € 71,014k). This decrease resulted mainly from scheduled amortization 73 MorphoSys AG – Planegg — Annual Financial Statements as of December 31, 2023

74

of acquired in-process research and development programs in the amount of € 2,312k and of acquired licenses in the amount of € 986k. As of the reporting date, intangible assets were tested for impairment. This resulted in an impairment loss recognized in 2023 in the amount of € 8,877k on a license acquired in financial year 2020.

The development of intangible assets and the respective amortization in the financial year 2023 are presented in the statement of fixed assets.

For the effects from the agreements with Novartis regarding the potential business combination of MorphoSys via a voluntary takeover offer and with Incyte on the sale of tafasitamab on February 5, 2024, please refer to the section "Subsequent events" of the notes to the financial statements.

Financial Assets

Direct and indirect shares in affiliated companies and investments are listed individually in the following overview:

	Currency	Stake in %	Equity (in €)	Net Profit / Loss (in €)
Constellation Pharmaceuticals, Inc., Boston, Massachusetts, USA[1]	$[2]	100	629,336,031	(215,225,288)
Constellation Securities Corp., Boston, Massachusetts, USA[1]	$[2]	100	92,425,933	6,354,113
MorphoSys US Inc., Boston, Massachusetts, USA	$[2]	100	889,495,916	3,214,572
Human Immunology Biosciences, Inc., San Francisco, California, USA[3]	$[2]	12.1	5,868,925	(96,245,845)

[1] Indirect subsidiary via MorphoSys US Inc.

[2] As of December 31, 2023, fx-rate for 1 $ to 1 €: 0.9050

[3] Equity as of December 31, 2022 and loss for the year for the financial year January 1 to December 31, 2022

Shares in Affiliated Companies

At the reporting date December 31, 2023, the Company recognized shares in affiliated companies in the amount of € 1,152,260k (December 31, 2022: € 1,152,260k), which are attributable to the total shares of MorphoSys US Inc.

Shares in Investments

As a result of the acquisition of shares on June 14, 2022, MorphoSys AG acquired a 15.0% interest in Human Immunology Biosciences, Inc. ("HI-Bio"), based in San Francisco, California, USA. HI-Bio is a biotechnology company focused on the discovery and development of precision medicines for people suffering from autoimmune and inflammatory diseases. The stake has been reduced to 12.1% on the one hand by capital increases during the year on the part of HI-Bio and on the other hand by a partial sale of shares. The 12.1% corresponds to both the share of capital and the share of voting rights. The partial sale of HI-Bio led to a cash inflow of USD 5,000k (equivalent to € 4,579k) for MorphoSys. At the reporting date December 31, 2023, the company held shares in HI-Bio at a value of € 14,097k.

On June 7, 2023, MorphoSys sold 17.2% of its investment in adivo GmbH to a strategic investor. The gain on the disposal amounted to € 4,777k and was recognized in other operating income.

Inventories

As of the reporting date, inventories in the amount of € 61,360k (December 31, 2022: € 39,332k) consisted of raw materials and supplies of € 36.753k (December 31, 2022: € 30,897k) and Finished Goods of € 19,444k (December 31, 2022: € 0k). Furthermore, this item includes combination compounds amounting to € 2,233k (December 31, 2022: € 12,172k) and compounds for clinical studies amounting to € 2,930k (December 31, 2022: € 4,862k).

The increase in "Raw materials and supplies" is mainly due to the purchase of drug substance during the year, which is the basis for further drug production.

Included in the value of the "Finished Goods" is an amount of € 19,444k (December 31, 2022: € 0k) of drug substance which has already been prepaid by the customer. For details refer to "Prepayments received on orders".

MorphoSys AG – Planegg – Annual Financial Statements as of December 31, 2023

As part of the assessment of the net realizable value test for the inventory, the Company performed an assessment of the shelf-life of the product on stock benchmarked against the most recent demand forecast. This analysis led to an impairment and respective losses are presented in cost of sales and research and development expenses in the income statement. Consequently, in 2023, an impairment on inventories was recognized in the amount of € 15,838k (2022: € 2,130k). For the effects from the agreements with Novartis regarding the potential business combination of MorphoSys via a voluntary takeover offer and with Incyte on the sale of tafasitamab on February 5, 2024, please refer to the section "Subsequent events" of the notes to the financial statements. Trade Account Receivable As of December 31, 2023, MorphoSys AG recorded trade accounts receivables of € 14,511k (December 31, 2022: € 51,828k). This decrease resulted mainly from a high balance in 2022 due to overdue invoices and higher revenues compared to 2023. All trade accounts receivables as of December 31, 2023 are due within one year. Based on the Management Board's assessment, valuation allowances were not made in the 2023 and 2022 financial years. Receivables Due From Affiliated Companies On December 31, 2023, receivables due from affiliated companies amounted to € 28,008k (December 31, 2022: € 90,774k). Thereof €  18,100k resulted from receivables under a master loan agreement with MorphoSys US, Inc. (December 31, 2022: € 60,944k). Furthermore, as of December 31, 2023, receivables from MorphoSys US, Inc. included € 2,433k for services and Monjuvi® deliveries. As of December 31, 2023, receivables from Constellation Pharmaceuticals, Inc. for services amounted to € 7,476k and consisted primarily of cost recharges connected to R&D projects (December 31, 2022: € 17,795k). As of December 31, 2023, no further open receivables from affiliated companies were recorded. Receivables Due From Companies, Which Are Linked By Virtue Of Participating Interests Receivables due from companies, which are linked by virtue of participating interests amounted to € 495k as of December 31, 2023 (December 31, 2022: € 21,049k). All receivables in this category are due within one year and consist of receivables for deliveries and services from HI-Bio. Other Assets Other assets totaled € 299,700k as of December 31, 2023 (December 31, 2022: € 500,893k). As of December 31, 2023, the Company held financial assets of € 286,185k. These were recorded under other assets and comprised various fixed deposits (December 31, 2022: € 490,360k). The risk associated with these financial instruments is primarily bank credit risk. There was no indication of impairment in the 2023 financial year. Realized claims from the equal share in losses with Incyte in the amount of € 3,410k were utilized as of December 31, 2023 (December 31, 2022: € 0k). Refer to section “Collaboration and License Agreement with Incyte” for further details. Other assets also included rent deposits amounting to € 671k (December 31, 2022: € 671k). As of December 31, 2023, other assets also contained a receivable due from tax authorities from excess VAT payments of € 3,780k (December 31, 2022: € 5,669k) as well as income tax receivables of € 2,535k (December 31, 2022: € 1,604k). Securities As of December 31, 2023, MorphoSys AG held securities in the amount of € 210,058k (December 31, 2022: € 0k). No impairments due to unrealized losses on marketable securities have been recognized in 2023 or 2022. Prepaid Expenses Prepaid Expenses in the amount of € 26,173k (December 31, 2022: € 31,380k) comprised payments in advance mainly for maintenance contracts, insurances, sublicenses as well as upfront payments for external laboratory services. Compared to the previous year, the amount decreased mainly due to lower accruals for external laboratory services and consumables in connection with the production of tafasitamab. 75 MorphoSys AG – Planegg — Annual Financial Statements as of December 31, 2023

76

Common Stock

As of December 31, 2023, the Company had common stock in the amount of € 37,655,137 or 37,655,137 shares (December 31, 2022: € 34,231,943 or 34,231,943 shares), divided into 37,655,137 no-par-value bearer shares (December 31, 2022: € 34,231,943 or 34,231,943 shares). The increase in common stock resulted entirely from the new shares created in the context of the capital increase in December 2023.

With the exception of the 53,685 treasury shares (€ 53,685) held by the Company (December 31, 2022: 65,980 treasury shares or € 65,980), the shares concerned are bearer shares with dividend entitlements and voting rights, with each share carrying one vote at the Annual General Meeting.

The development of the equity of the parent company MorphoSys AG (including the assessment with regard to the provision of Section 92 German Stock Corporation Act) as well as of MorphoSys Group is closely monitored by the Management Board. In addition, the company is closely monitoring the liquidity situation of MorphoSys Group and of MorphoSys AG, and believes that MorphoSys has sufficient liquid funds to ensure business operations for the forecast period (at least twelve months from the issuance date of the consolidated and statutory financial statements), which is subject to the going-concern assessment, without requiring additional proceeds from external refinancing. Any potential cashflows resulting from the Novartis Business Combination Agreement as announced on February 5, 2024, were not considered in the recent corporate planning.

Based on the company's recent corporate planning, which also incorporates the additionally released positive cash impacts from the sale of tafasitamab to Incyte as announced on February 5, 2024, MorphoSys believes that its liquidity is sufficient to finance its operational activities until early 2026, including the convertible bonds repayment. Any potential cashflows resulting from the Novartis Business Combination Agreement as announced February 5, 2024, were not considered in this recent corporate planning.

Under the Business Combination Agreement, Novartis agreed to use all such efforts which are from the perspective of a prudent business person reasonable and appropriate to provide MorphoSys with the financial resources required following completion of the Novartis Takeover Offer to enable MorphoSys to pay any obligations of MorphoSys arising from the implementation of the Novartis Takeover Offer as and when due, for example, but not limited to, the obligation from the convertible bonds and the obligations arising form the long-term incentive plans, each to the extent triggered by the completion of the Novartis Takeover Offer.

For the unlikely case that Novartis would withdraw its takeover offer and MorphoSys consequently would remain a stand-alone company, management would need to assess different financing options to ensure the going-concern assumption beyond early 2026 according to regulatory requirements. Management would then consider both non-dilutive financing options, such as out-licensing of (pre-) clinical assets or the sale of potential future royalties, but also considers accessing the capital markets by way of issuance of new shares or share instruments (ADSs) and/or issuance or refinancing of convertible debt.

At the time of this report, the Management Board is not aware of any imminent risks, neither individually nor collectively, that could affect the company as a going concern.

For the effects from the agreements with Novartis regarding the potential business combination of MorphoSys via a voluntary takeover offer and with Incyte on the sale of tafasitamab on February 5, 2024, please refer to the section "Subsequent events" of the notes to the financial statements.

Treasury Stock

The nominal value of the Company's treasury stock is offset against the common stock. The development of treasury stock is shown below.

	Number of Shares	Value of Capital Subscribed in €
As of January 01, 2022	83,154	83,154
Transfer in 2022	(17,174)	(17,174)
As of January 01, 2023	65,980	65,980
Transfer in 2023	(12,295)	(12,295)
As of December 31, 2023	53,685	53,685

MorphoSys AG – Planegg – Annual Financial Statements as of December 31, 2023

As of December 31, 2023, treasury stock amounted to 0.14% (December 31, 2022: 0.19%) of common stock. The cause of this decline was the transfer of 12,295 of the Company's own shares to the Management Board and certain Company employees under the performance-based 2019 Long-Term Incentive Plan (LTI Plan) amounting to € 454k. The vesting period for this LTI Plan expired on April 1, 2023, and offers beneficiaries a six-month period until November 3, 2023, to receive a total of 12,295 shares. As a result, the number of MorphoSys shares held by the Company as of December  31, 2023 amounted to 53,685 shares (December  31, 2022: 65,980 shares). The repurchased shares can be used for all purposes specified in the authorization of the Annual General Meeting of May 23, 2014, and specifically for existing and future employee participation programs and/or to finance acquisitions. They may also be canceled. Authorized and Conditional Capital In comparison to December  31, 2022, the number of authorized ordinary shares decreased from 9,195,696 (€ 9,195,696) to 8,909,562 (€ 8,909,562). At the Annual General Meeting on May 17, 2023, Authorized Capital 2023-I in the amount of 6,846,388 and Authorized Capital 2023-II in the amount of € 3,423,194, was newly created. The reduction of Authorized Capital 2019-I in the amount of € 46,246, the reduction of Authorized Capital 2021-I in the amount of € 4,861,376, the reduction of Authorized Capital 2021-II in the amount of € 1,951,452 and the reduction of Authorized Capital 2021-III in the amount of € 273,448 had an offsetting effect. Under the Authorized Capital 2023-I, the Management Board is authorized, with the consent of the Supervisory Board, to increase the Company’s share capital on one or several occasions until and including May 16, 2028 against cash and/or non-cash contributions by a total of up to € 6,846,388 by issuing up to 6,846,388 new no-par-value bearer shares. Under the Authorized Capital 2023-II, the Management Board is authorized, with the consent of the Supervisory Board, to increase the Company’s share capital on one or several occasions until and including May  16, 2028 against cash and/or non-cash contributions by a total of up to € 3,423,194 by issuing up to 3,423,194 new no-par-value bearer shares. On December 14, 2023, a total of 3,423,194 shares were issued from Authorized Capital 2023-II. The Authorized Capital 2023-II was thus fully utilized. The cash increase was recorded in the commercial register on December 15, 2023. In comparison to December 31, 2022, the number of ordinary shares of conditional capital decreased from 6,804,134 or € 6,804,134 to 6,688,406 or € 6,688,406. In the course of this General Meeting on May 17, 2023, the Conditional Capital 2016-III was reduced by € 115,728. Additional Paid-In Capital In the 2023 financial year, additional paid-in capital developed as follows: in 000' € Additional Paid-in Capital as of January 01, 2023 836,633 Addition in connection with Capital Increase 99,273 Additions in connection with the Exercise of Stock Options 859 Additional Paid-in Capital as of December 31, 2023 936,765 The additional paid in capital consisted of € 935,285k in accordance with Section 272 (2) no. 1 HGB and € 1,481k in accordance with section 272 (2) no. 2 HGB. Earnings Reserves Other earnings reserves amounted to € 24,692k (December 31, 2022: € 24,250k) and developed in the 2023 financial year as follows: 77 MorphoSys AG – Planegg — Annual Financial Statements as of December 31, 2023

in 000' € Other Earnings Reserve as of January 1, 2023 24,250 Settlement with the difference from transfer of Treasury Stock by Allocation to Other Earnings Reserves (Reclassification from Other Provisions) 442 Additional Paid-in Capital as of December 31, 2023 24,692 Accumulated Deficit The prior year's accumulated deficit developed in the reporting year as follows: in 000' € Accumulated Deficit as of January 1, 2023 (269,829) Profit for the Year 11,805 Accumulated Deficit as of December 31, 2023 (258,024) The Accumulated Deficit includes the Company's net profit for the 2023 financial year of € 11,805k. Consequently, the Accumulated Deficit decreased from € (269,829)k in 2022 to € (258,024)k in 2023. Equity-Settled Share-Based Payment Transactions Stock Option Plans 2017 Stock Options Plans On April  1, 2017 MorphoSys established a stock option plan (SOP) for the Management Board and selected employees of the Company (beneficiaries). The vesting/performance period has ended on March 31, 2021. The performance criteria were set at 110%. Each stock option thus grants 1.1 subscription rights to shares in the Company. The number of subscription rights vested per year were calculated based on the key performance criteria of the absolute and relative MorphoSys share price performance compared to the Nasdaq Biotech Index and the TecDAX Index. The exercise price is € 55.52. The exercise period is three years after the end of the four-year vesting period/performance period, which is March 31, 2024. Based on the performance criteria achieved, 72,650 stock options can be exercised; this corresponds to 79,935 shares. Of these, the Management Board can exercise 0 stock options (0 shares), the members of the Executive Committee can exercise 4,018 stock options (4,421 shares) and other current and former employees of the Company can exercise 68,632 stock options (75,514 shares). As of December 31, 2023, 0 stock options have been exercised, representing 0 shares. 2018 Stock Option Plan On April 1, 2018, MorphoSys AG established a stock option plan (SOP) for the Management Board and selected employees of the Company (beneficiaries). The vesting/performance period has ended March 31, 2022. The program’s performance criteria were set at 60%. Each stock option grants up to 0.6 subscription rights to shares in the Company. The number of subscription rights vested per year is calculated based on the key performance criteria of the absolute and relative MorphoSys share price performance compared to the Nasdaq Biotech Index and the TecDAX Index. The exercise price is € 81.04. The exercise period is three years after the end of the four-year vesting period/performance period, which is March 31, 2025. Based on the performance criteria achieved, 63,127 stock options can be exercised; this corresponds to 37,901 shares. Of these, a member of the Management Board can exercise 0 stock options (0 shares), members of the Executive Committee can exercise 3,854 stock options (2,314 shares) and other current and former employees of the Company can exercise 63,924 stock options (35,587 shares). As of December 31, 2023, 0 stock options have been exercised, representing 0 shares. 2019 Stock Option Plan On April  1, 2019, MorphoSys established a stock option plan (SOP) for the Management Board and selected employees of the Company (beneficiaries). The vesting/performance period period has ended on March 31, 2023. The performance criteria were set at 78 MorphoSys AG – Planegg — Annual Financial Statements as of December 31, 2023

29%. Based on this target achievement, each stock option leads to the same amount of subscription rights to shares in the Company. The number of subscription rights vested per year is calculated based on the key performance criteria of the absolute and relative MorphoSys share price performance compared to the Nasdaq Biotech Index and the TecDAX Index. The exercise price is € 87.86. The exercise period is three years after the end of the four-year vesting period/performance period, which is March 31, 2026. Based on the performance criteria achieved, the Management Board and selected employees of the Company (beneficiaries) can receive in total 19,935 shares (19,935 stock options). Thereof, 0 shares can be transferred to a member of the Management Board, 1,220 shares to other members of the Executive Committee and 18,715 shares to other current and former employees of the Company. As of December 31, 2023, 0 shares were transferred to the beneficiaries. On October 1, 2019, MorphoSys established a further stock option plan (SOP plan) for one member of the Management Board. The terms and conditions were identical to those of the April  1, 2019 program. The vesting period/performance period has ended on September 30, 2023. The performance criteria were set at 57%. Based on this target achievement, each stock option leads to the same amount of subscription rights to shares in the Company. The number of subscription rights vested per year is calculated based on the key performance criteria of the absolute and relative MorphoSys share price performance compared to the Nasdaq Biotech Index and the TecDAX Index. The exercise price is € 106.16. The exercise period is three years after the end of the four-year vesting period/performance period, which is September 30, 2026. Based on the performance criteria achieved, one member of the Management Board can receive in total 32,535 shares. As of December 31, 2023, 0 stock options have been exercised by the beneficiaries. 2020 Stock Option Plan On April  1, 2020, MorphoSys established a stock option plan (SOP) for the Management Board and selected employees of the Company (beneficiaries). The grant date was April 21, 2020, and the vesting/performance period is four years. Each stock option grants up to two subscription rights to shares in the Company. The subscription rights vest each year by 25% within the four-year vesting period, provided that the performance criteria specified for the respective period have been 100% fulfilled. The number of subscription rights vested per year is calculated based on the key performance criteria of the absolute and relative MorphoSys share price performance compared to the Nasdaq Biotech Index and the TecDAX Index. The program’s performance criteria can be met annually up to a maximum of 200%. If the share price development falls short of the program’s performance parameters, the target achievement for that year is 0%. The exercise price, derived from the average market price of the Company’s shares in the XETRA closing auction on the Frankfurt Stock Exchange from the 30 trading days prior to the issue of the stock options, is € 93.66. MorphoSys reserves the right to settle the exercise of stock options using either newly created shares from Conditional Capital 2016- III, through the issue of treasury shares, or in cash should the exercise from Conditional Capital 2016-III not be possible. The exercise period is three years after the end of the four-year vesting period/performance period, which is March 31, 2027. In the event of a departure from the Company, the beneficiaries generally retain the stock options that have vested by the time of their departure. In the event of a termination of a beneficiary for reasons of conduct or a revocation of the appointment of a member of the Management Board for reasons constituting good cause within the meaning of Section 626 (2) of the German Civil Code (BGB), all unexercised stock options forfeit without entitlement to compensation. If an accumulated period of absence of more than 90 days occurs during the four-year vesting period/performance period, 1/48 of the stock options granted are forfeited for each up to 30 days of absence. A period of absence is defined as absence due to illness, continued payment of remuneration in the event of illness or a suspended service or employment relationship without continued payment of remuneration. 79 MorphoSys AG – Planegg — Annual Financial Statements as of December 31, 2023

If a change of control occurs during the four-year vesting period, the stock options will become fully vested. In this case, however, the right to exercise the stock options arises only at the end of the four-year vesting period. As of December 31, 2023, 94,891 stock options are outstanding. In 2023, 384 stock options forfeited. 2021 Stock Option Plan On October 1, 2021 MorphoSys AG established a stock option plan (SOP) for selected employees of Constellation (beneficiaries). The grant date was October 29, 2021, and the vesting/performance period is four years. Each stock option grants up to two subscription rights to shares in the Company. The subscription rights vest each year by 25% within the four-year vesting period, provided that the performance criteria specified for the respective period have been 100% fulfilled. The number of subscription rights vested per year is calculated based on the key performance criteria of the absolute and relative MorphoSys share price performance compared to the Nasdaq Biotech Index and the TecDAX Index. The program’s performance criteria can be met annually up to a maximum of 200%. If the share price development falls short of the program’s performance parameters, the target achievement for that year is 0%. The exercise price, derived from the average market price of the Company’s shares in the XETRA closing auction on the Frankfurt Stock Exchange from the 30 trading days prior to the issue of the stock options, is € 44.91. MorphoSys reserves the right to settle the exercise of stock options using either newly created shares from Conditional Capital 2020- I, through the issue of treasury shares, or in cash should the exercise from Conditional Capital 2020-I not be possible. The exercise period is three years after the end of the four-year vesting period/performance period, which is September 30, 2028. In the event of a departure from the Company, the beneficiaries generally retain the stock options that have vested by the time of their departure. In the event of a termination of a beneficiary for reasons of conduct or a revocation of the appointment of a member of the Management Board for reasons constituting good cause within the meaning of Section 626 (2) of the German Civil Code (BGB), all unexercised stock options forfeit without entitlement to compensation. If a change of control occurs during the four-year vesting period, the stock options will become fully vested. In this case, however, the right to exercise the stock options arises only at the end of the four-year vesting period. As of December 31, 2023 107,217 performance shares are outstanding. In 2023 17,918 performance shares are forfeited. The personnel expenses from the 2021 SOP Plan of Constellation will be charged to Constellation at an arm's length premium. Long-Term Incentive Programs 2019 Long-Term Incentive Plan MorphoSys AG On April 1, 2019, MorphoSys AG established Long-Term Incentive Plan (Performance Share Plan) for the Management Board and selected employees of the Company (beneficiaries). The vesting period for this LTI Plan expired on November 3, 2023. The LTI Plan is a performance-related share plan and will be paid out in ordinary shares (performance shares) of MorphoSys AG if predefined key performance criteria are achieved. These criteria are evaluated annually by the Supervisory Board. The performance criteria were based on a mathematical comparison of the absolute and relative performance of the MorphoSys share price against the Nasdaq Biotech Index and the TecDAX Index. Achievement of these criteria was set at 25%. In addition, the Supervisory Board set a “company factor” as 1, which determines the number of performance shares to be issued. Based on these conditions and the set factor, 12,295 performance shares of MorphoSys AG were transferred to the beneficiaries after the four-year vesting period in the period ending November  3, 2023. A member of the Management Board received 157 performance shares, and members of the Executive Committee received 157 performance shares. A total of 11,981 performance shares were granted to other current and former employees of the Company. In 2023, personnel expenses resulting from performance shares under the Company's 2019 LTI Plan amounted to € 235k (2022: € (359)k). Restricted Stock Unit Plan (RSUP) 80 MorphoSys AG – Planegg — Annual Financial Statements as of December 31, 2023

2021 Restricted Stock Unit Plan (RSUP) On April 1, 2021, MorphoSys AG established a Long-Term Incentive Plan (LTI Plan) for selected employees of MorphoSys US Inc. (beneficiaries). The LTI Plan is a restricted stock unit plan (RSUP) and is paid out in shares of MorphoSys AG that are to be created from authorized capital provided predefined performance criteria have been fulfilled. The term of the plan is three years and includes three one-year performance periods. If the predefined performance criteria for the respective period are 100% met, 33.3% of the performance shares become vested in each year. The number of performance shares vested per year is calculated based on the key performance criteria of MorphoSys US Inc. and the MorphoSys share price performance during the annual performance period. The performance criteria can be met up to a maximum of 125% per year. If less than 0% of the defined performance criteria are met in any one year, no shares will be vested for that year. At the end of the total three-year performance period, the corresponding number of shares eventually vested is calculated, and the shares created from authorized capital are transferred from the Company to the beneficiaries. MorphoSys reserves the right to pay a specific amount of the LTI Plan in cash at the end of the performance period, equal to the value of the performance shares granted. If a beneficiary loses his office or terminates his employment with MorphoSys US Inc. prior to the end of a performance period, the beneficiary will generally be entitled to all vested restricted stock units for already completed one-year performance periods. All remaining restricted stock units are forfeited without entitlement to compensation. As of December 31, 2023, 15,261 restricted stock units are outstanding. In 2023, 3,639 restricted stock units forfeited. On October 1, 2021, MorphoSys established a Long-Term Incentive Plan in the form of a restricted stock unit plan (RSUP) for certain employees of MorphoSys US Inc. (beneficiaries). The terms and conditions were identical to those of the April  1, 2021. As of December 31, 2023, 24,938 restricted shares are outstanding. In 2023, 2,738 restricted shares were forfeited. The personnel expenses from the 2021 RSUP of MorphoSys US Inc. will be charged to MorphoSys US Inc. at an arm's length premium. 2022 Restricted Stock Unit Plan (RSUP) On June 1, 2022, MorphoSys established a Long-Term Incentive Plan (LTI Plan) for certain employees of MorphoSys US Inc. and the Constellation Pharmaceuticals, Inc. (beneficiaries). The LTI Plan is a performance-related share plan (Restricted Stock Unit Plan – RSUP) and is paid out in shares of MorphoSys AG created from authorized capital when predefined key performance criteria are achieved. The plan has a term of three years and comprises three performance periods with a term of one year each. If the predefined performance criteria for the respective period are 100% met, 33% of the performance shares become vested in each year. The number of shares vested per year is calculated based on key performance criteria of MorphoSys US entities during the annual performance period. The performance criteria can be met annually up to a maximum of 175%. If the specified performance criteria are met by less than 0% in one year, no shares will be earned for that year. After the end of the total three-year performance period, the final number of shares vested is calculated, and the shares created through authorized capital are transferred from the Company to the beneficiaries. MorphoSys reserves the right to pay a certain amount of the LTI Plan in cash equal to the amount of the performance shares at the end of the performance period. If a beneficiary ceases to hold office or is no longer employed at MorphoSys US Inc. before the end of a performance period, the beneficiary is generally entitled to all restricted stock units that have vested for previously completed one-year performance periods. All other restricted stock units will be forfeited without compensation. On June 1, 2022, taking a target achievement of 100% into account, 408,956 restricted shares were granted to the U.S. beneficiaries. As of December 31, 2023, 265,904 restricted stock units are outstanding. In 2023, 65,179 restricted stock units forfeited. On October 1, 2022, MorphoSys established a Long-Term Incentive Plan in the form of a restricted stock unit plan (RSUP) for certain employees of MorphoSys US Inc. and the Constellation Pharmaceuticals, Inc. (beneficiaries). The terms and conditions were identical to those of the June 1, 2022 program. 39,738 restricted shares were granted. The number of shares granted is based on a target achievement of 100%. As of December  31, 2023, 30,224 restricted shares are outstanding. In 2023, 8,115 restricted shares were forfeited. 81 MorphoSys AG – Planegg — Annual Financial Statements as of December 31, 2023

The personnel expenses from the 2022 RSUP of MorphoSys US Inc. will be charged to MorphoSys US Inc. at an arm's length premium. 2023 Restricted Stock Unit Plan (RSUP) On April 1, 2023, MorphoSys established a Long-Term Incentive Plan (LTI Plan) for certain employees of MorphoSys US Inc. and the Constellation Pharmaceuticals, Inc. (beneficiaries). The LTI Plan is a performance-related share plan (Restricted Stock Unit Plan – RSUP) and is paid out in shares of MorphoSys AG created from authorized capital when predefined key performance criteria are achieved. The plan has a term of three years and comprises three performance periods with a term of one year each. If the predefined performance criteria for the respective period are 100% met, 33% of the performance shares become vested in each year. The number of shares vested per year is calculated based on key performance criteria of MorphoSys US entities during the annual performance period. The performance criteria can be met annually up to a maximum of 175%. If the specified performance criteria are met by less than 0% in one year, no shares will be earned for that year. After the end of the total three-year performance period, the final number of shares vested is calculated, and the shares created through authorized capital are transferred from the Company to the beneficiaries. MorphoSys reserves the right to pay a certain amount of the LTI Plan in cash equal to the amount of the performance shares at the end of the performance period. If a beneficiary ceases to hold office or is no longer employed at MorphoSys US Inc. or Constellation Pharmaceuticals, Inc. before the end of a performance period, the beneficiary is generally entitled to all restricted stock units that have vested for previously completed one-year performance periods. All other restricted stock units will be forfeited without compensation. On April 1, 2023, taking a target achievement of 100% into account, 494,979 restricted shares were granted to the U.S. beneficiaries. As of December 31, 2023, 441,333 restricted stock units are outstanding. In 2023, 53,646 restricted stock units forfeited. On October 1, 2023, MorphoSys established a Long-Term Incentive Plan in the form of a restricted stock unit plan (RSUP) for certain employees of MorphoSys US Inc. and Constellation Pharmaceuticals, Inc. (beneficiaries). The terms and conditions were identical to those of the April  1, 2023 program. 26,606 restricted shares were granted. The number of shares granted is based on a target achievement of 100%. As of December 31, 2023, 26,606 restricted shares are outstanding. In 2023, 0 restricted shares were forfeited. The personnel expenses from the 2023 RSUP of MorphoSys US Inc. will be charged to MorphoSys US Inc. at an arm's length premium. For the effects from the agreements with Novartis regarding the potential business combination of MorphoSys via a voluntary takeover offer and with Incyte on the sale of tafasitamab on February 5, 2024, please refer to the section "Subsequent events" of the notes to the financial statements. Cash-Settled Share-Based Payment Transactions 2020 Restricted Stock Unit Plan (RSUP) On April 1, 2020, MorphoSys AG established a Long-Term Incentive Plan (LTI Plan) for selected employees of MorphoSys US Inc. (beneficiaries). The program was originally considered an equity-settled share-based payment transaction and was accounted for accordingly. As of December 31, 2022, it was decided to settle this program in cash. The holding period/performance period expired on March 31, 2023. The performance criteria were based on the performance of MorphoSys US Inc. and the share price performance of MorphoSys AG during the annual performance period. The fulfillment of these performance criteria was set at 49%. Taking these conditions into account, a payout amount of € 290,378 resulted. On October 1, 2020, MorphoSys established a Long-Term Incentive Plan in the form of a restricted stock unit plan (RSUP) for certain employees of MorphoSys US Inc. (beneficiaries). The terms and conditions were identical to those of the April 1, 2020 program. This program was also originally considered an equity-settled share-based payment transaction and was accounted for accordingly. As of September 30, 2023, it was decided to settle this program in cash. The holding period/performance period expired on September 30, 2023. The performance criteria were based on the performance of MorphoSys US Inc. and the share price performance of MorphoSys AG during the annual performance period. The fulfillment of these performance criteria was set at 71%. Taking these conditions into account, a payout amount of € 61,364 resulted. 82 MorphoSys AG – Planegg — Annual Financial Statements as of December 31, 2023

A provision was recognized for both programs as of the decision to compensate by means of cash settlement. At the time of the payout, this provision was reversed against the receivable due from affiliated companies resulting from the previous recharge. This is due to that MorphoSys US Inc. made the payout in 2023. 2020 Performance Share Unit Program On April 1, 2020, MorphoSys established a performance share unit program (PSU program) for the Management Board and certain employees of the Company (beneficiaries). The PSU program is a performance-based program and is paid out in cash subject to the fulfillment of predefined performance criteria. The grant date was April  21, 2020; the vesting period/performance period is four years. If the predefined performance criteria for the respective period are 100% met, 25% of the performance share units become vested in each year of the four-year vesting period. The number of performance share units vested per year is calculated on the basis of the performance criteria of the absolute and relative development of the MorphoSys share price compared to the development of the Nasdaq Biotech Index and the TecDAX Index. The performance criteria can be met each year up to a maximum of 200%. If the defined performance criteria are met by less than 0% in any one year, no performance share units will be earned for that year. However, the right to receive a certain cash settlement from the PSU program does not arise until the end of the four-year vesting period/performance period. After the end of the four-year vesting period, there is a three-month period during which the performance shares can be transferred from the Company to the beneficiaries. MorphoSys reserves the right to settle the PSU program at the end of the vesting period in MorphoSys AG’s own ordinary shares equal to the amount of the performance share units earned. The currently available treasury stock is not sufficient to settle the vested awards. MorphoSys therefore accounts for the plan only as a cash-settled share-based payment. In the event of a departure from the Company, the beneficiaries generally retain the performance share units that have vested by the time of their departure. In the event of a termination of a beneficiary for reasons of conduct or a revocation of the appointment of a member of the Management Board for reasons constituting good cause within the meaning of Section 626 (2) of the German Civil Code (BGB), all performance share units forfeit without entitlement to compensation. If an accumulated period of absence of more than twelve months occurs during the four-year vesting period/performance period, 1/48 of the performance share units are forfeited for each month of absence. A period of absence is defined as an absence due to illness or a period of inactive service or employment without continued payment of remuneration. If a change of control occurs during the four-year vesting period, all performance share units will become fully vested. In this case, the right to receive a specific allocation of performance share units under the PSU Program occurs only at the end of the four-year vesting period. On December 31, 2023, 24,355 performance share units are outstanding. In 2023, 98 performance share units forfeited. On June  1, 2020, MorphoSys established a Performance Share Unit Program (PSU Program) for one member of the Management Board. The terms and conditions were identical to those of the April 1, 2020 program. As of December 31, 2023, 8,361 performance shares are outstanding. In 2023, 0 performance shares forfeited. In March 2021, the terms of the Performance Share Unit Programs (PSU Programs) of April  1, 2020 and June  1, 2020 for the Management Board and certain employees of the Company (beneficiaries) were amended so that the number of performance share units still to be vested for the remaining three years is calculated on the basis of the performance criteria of the absolute performance of the MorphoSys share price and the relative performance of the MorphoSys share price compared to the performance of the EURO STOXX Total Market Pharmaceuticals & Biotechnology Index. Previously, the number of performance share units earned in the first year was calculated on the basis of the performance criteria of the absolute and relative performance of the MorphoSys share price compared to the performance of the Nasdaq Biotech Index and the TecDAX Index. If the predefined performance criteria for the respective period are 100% met, 25% of the performance share units become vested in the first year, and 75% become vested during the remaining three-year vesting period. The modification of the program’s terms concerns the respective remaining vesting periods/ performance periods of the programs for the subsequent three years as of April  1, 2021 and June  1, 2021. The approval of the Management Board and certain employees of the Company (beneficiaries) to the modified program terms was obtained by April 17, 2021. The modification of the programs had no material impact on the fair values of the performance shares or on the period over which the personnel expenses are allocated. 83 MorphoSys AG – Planegg — Annual Financial Statements as of December 31, 2023

In 2023, personnel expenses resulting from performance shares under the Company's 2020 PSU program amounted to € 3k (2022: € (28)k). The cost reduction is mainly due to a revaluation with the current fair market value. 2021 Performance Share Unit Program On April 1, 2021, MorphoSys established a performance share unit program (PSU program) for the Management Board and certain employees of the Company (beneficiaries). The PSU program is a performance-based program and is paid out in cash subject to the fulfillment of predefined performance criteria. The grant date was April  19, 2021; the vesting period/performance period is four years. If the predefined performance criteria for the respective period are 100% met, 25% of the performance share units become vested in each year of the four-year vesting period. The number of performance share units to be vested is calculated on the basis of the performance criteria of the absolute share price development of the MorphoSys share, the relative development of the MorphoSys share price compared to the EURO STOXX Total Market Pharmaceuticals & Biotechnology Index and an assessment of the employee engagement. The performance criteria can be met each year up to a maximum of 200%. If the defined performance criteria are met by less than 0% in any one year, no performance share units will be earned for that year. However, the right to receive a certain cash settlement from the PSU program does not arise until the end of the four-year vesting period/performance period. After the end of the four-year vesting period, there is a three-month period during which the performance shares can be transferred from the Company to the beneficiaries. MorphoSys reserves the right to settle the PSU program at the end of the vesting period in MorphoSys AG’s own ordinary shares equal to the amount of the performance share units earned. The currently available treasury stock is not sufficient to settle the vested awards. MorphoSys therefore accounts for the plan only as a cash-settled share-based payment. In the event of a departure from the Company, the beneficiaries generally retain the performance share units that have vested by the time of their departure. In the event of a termination of a beneficiary for reasons of conduct or a revocation of the appointment of a member of the Management Board for reasons constituting good cause within the meaning of Section 626 (2) of the German Civil Code (BGB), all performance share units forfeit without entitlement to compensation. If an accumulated period of absence of more than twelve months occurs during the four-year vesting period/performance period, 1/48 of the performance share units are forfeited for each month of absence. A period of absence is defined as an absence due to illness or a period of inactive service or employment without continued payment of remuneration. If a change of control occurs during the four-year vesting period, all performance share units will become fully vested. In this case, the right to receive a specific allocation of performance share units under the PSU Program occurs only at the end of the four-year vesting period. As of December 31, 2023, 97,764 performance shares are outstanding. In 2023, 1,785 performance shares forfeited. On October 1, 2021, MorphoSys established a Performance Share Unit Program (PSU Program) for certain employees of the Company who are not members of the Executive Committee. The terms and conditions were identical to those of the April 1, 2021 program. As of December 31, 2023, 4,373 performance shares are outstanding. In 2023, 0 performance shares forfeited. In 2023, personnel expenses under the Company’s 2021 performance share unit program amounted to € 1,160k (2022: € (73)k). The cost reduction is mainly due to a revaluation with the current fair market value. 2022 Performance Share Unit Program On June 1, 2022, MorphoSys established a Performance Share Unit Program (PSU Program) for the Management Board and certain employees of the Company (beneficiaries). The PSU program is a performance-based program and is paid out in cash subject to the fulfillment of predefined performance criteria. The grant date was June 1, 2022. The vesting period/performance period is four years. If the predefined performance criteria for the four-year period are 100% met, 100% of the performance share units become vested in the four-year vesting period. The number of performance share units to be vested is calculated on the basis of the performance criteria of the absolute share price development of the MorphoSys share, the relative development of the MorphoSys share price compared to the EURO STOXX Total Market Pharmaceuticals & Biotechnology Index, the achievement of Development Milestones and an assessment of the employee engagement. The performance criteria can be met up to a maximum of 200%. If the defined performance criteria are met by less than 0%, no performance share units will be earned for the four-year assessment period. The 84 MorphoSys AG – Planegg — Annual Financial Statements as of December 31, 2023

right to receive a certain cash settlement from the PSU program does not arise until the end of the four-year vesting period/ performance period. After the end of the four-year vesting period, there is a three-month period during which the earned performance shares are transferred from the Company to the beneficiaries by means of a cash settlement. MorphoSys reserves the right to settle the PSU program at the end of the vesting period in MorphoSys AG’s ordinary shares equal to the amount of the performance share units earned. The currently available treasury stocks are likely not sufficient to settle the vested awards. MorphoSys therefore accounts for the plan as a cash-settled share-based payment. In the event of a departure from the Company, beneficiaries generally retain the performance share units that have vested by the time of their departure. In the event of the termination of a beneficiary’s employment for reasons of conduct, or a revocation of the appointment of a member of the Management Board for reasons constituting good cause as defined by Section 626 (2) of the German Civil Code (BGB), all performance share units are forfeited without entitlement to compensation. If a change of control occurs during the four-year vesting period, all performance share units will become fully vested. In this case, the right to receive a specific allocation of performance share units under the PSU program occurs only at the end of the four-year vesting period. As of June 1, 2022, a total of 696,622 performance share units were granted to beneficiaries, of which 242,104 performance share units to the Management Board, 84,208 performance share units to other members of the Executive Committee and 370,310 performance share units to certain employees of the Company who are not members of the Management Board or Executive Committee. As of December 31, 2023, 562,145 performance shares are outstanding. In 2023, 47,724 performance shares forfeited. On October 1, 2022, MorphoSys established a Performance Share unit Program (PSU Program) for certain employees of the Company and for members of the Executive Committee. The terms and conditions were identical to those of the June 1, 2022 program. A total of 40,414 performance share units were granted to beneficiaries, of which 16,666 performance share units to members of the Executive Committee and 23,748 performance share units to certain employees of the Company who are not members of the Management Board or Executive Committee. As of December 31, 2023, 38,586 performance shares are outstanding. In 2023, 1,828 performance shares forfeited. In 2023, personnel expenses under the Company’s 2022 performance share unit program amounted to € 5,576k (2022: € 957k). 2023 Performance Share Unit Program On April 1, 2023, MorphoSys established a Performance Share Unit Program (PSU Program) for the Management Board and certain employees of the Company (beneficiaries). The PSU program is a performance-based program and is paid out in cash subject to the fulfillment of predefined performance criteria. The grant date was April  18, 2023. The vesting period/performance period is four years. If the predefined performance criteria for the four-year period are 100% met, 100% of the performance share units become vested in the four-year vesting period. The number of performance share units to be vested is calculated on the basis of the performance criteria of the relative development of the MorphoSys share price compared to the EURO STOXX Total Market Pharmaceuticals & Biotechnology Index, the achievement of Development Milestones and an assessment of the employee engagement. The performance criteria can be met up to a maximum of 200%. If the defined performance criteria are met by less than 0%, no performance share units will be earned for the four-year assessment period. The right to receive a certain cash settlement from the PSU program does not arise until the end of the four-year vesting period/performance period. After the end of the four-year vesting period, there is a three-month period during which the earned performance shares are transferred from the Company to the beneficiaries by means of a cash settlement. MorphoSys reserves the right to settle the PSU program at the end of the vesting period in MorphoSys AG’s ordinary shares equal to the amount of the performance share units earned. The currently available treasury stocks are likely not sufficient to settle the vested awards. MorphoSys therefore accounts for the plan only as a cash-settled share-based payment. In the event of a departure from the Company, beneficiaries generally retain the performance share units that have vested by the time of their departure. 85 MorphoSys AG – Planegg — Annual Financial Statements as of December 31, 2023

In the event of the termination of a beneficiary’s employment for reasons of conduct, or a revocation of the appointment of a member of the Management Board for reasons constituting good cause as defined by Section 626 (2) of the German Civil Code (BGB), all performance share units are forfeited without entitlement to compensation. If a change of control occurs during the four-year vesting period, all performance share units will become fully vested. In this case, the right to receive a specific allocation of performance share units under the PSU Program occurs only at the end of the four-year vesting period. As of April 1, 2023, a total of 982,783 performance share units were granted to beneficiaries, of which 241,666 performance share units to the Management Board, 130,000 performance share units to other members of the Executive Committee and 611,117 performance share units to certain employees of the Company who are not members of the Management Board or Executive Committee. As of December 31, 2023, 944,370 performance shares are outstanding. In 2023, 38,413 performance shares forfeited. On October 1, 2023, MorphoSys established a Performance Share Unit Program (PSU Program) for the Management Board and certain employees of the Company (beneficiaries). The terms and conditions were identical to those of the April 1, 2023 program. A total of 40,086 performance share units were granted to beneficiaries, of which 28,571 performance share units to the Management Board and 11,515 performance share units to certain employees of the Company who are not members of the Management Board or Executive Committee. As of December  31, 2023, 40,086 performance shares are outstanding. In 2023, 0 performance shares forfeited. In 2023, personnel expenses under the Company’s 2023 performance share unit program amounted to € 4,039k (2022: € 0k ). For the effects from the agreements with Novartis regarding the potential business combination of MorphoSys via a voluntary takeover offer and with Incyte on the sale of tafasitamab on February 5, 2024, please refer to the section "Subsequent events" of the notes to the financial statements. Tax Provisions As of December 31, 2023, MorphoSys AG recognized tax provisions in the amount of € 330k (December 31, 2022: € 330k). Other Provisions The provisions cover all identifiable risks, uncertain liabilities and provisions for onerous contracts. They mainly consisted of the recognition of the collaboration and license agreement with Incyte presented below (December 31, 2023: € 119,285k; December 31, 2022: € 234,995k), expenses for external laboratory services (December  31, 2023: €  10,885k; December  31, 2022: € 45,678k), personnel expenses from performance shares from the LTI plans and for the cash settlement of the performance share unit programs (December  31, 2023: € 11,605k; December  31, 2022: € 2,201k, bonus payments (December  31, 2023: € 12,337k; December  31, 2022: € 9,775k), other provisions for outstanding invoices (December 31, 2023: € 5,207k; December 31, 2022: € 6,596k), outstanding vacation entitlements (December  31, 2023: €  873k; December  31, 2022: €  878k) and license and inventor compensation (December 31, 2023: € 2,236k; December 31, 2022: € 2,039k). As of December 31, 2023, there were provisions of € 1,241k for contracts in connection with expenses from settlement agreements (December 31, 2022: € 976k) as well as € 7,776k for present obligations for onerous contracts in connection with production of tafasitamab related contracts (December 31, 2022: € 11,136k).   Concerning the provision related to the collaboration and license agreement with Incyte, the planning assumptions regarding the expected net cash flows have changed. For this purpose, € 115,316k was recognized as "Other Interest and similar Income". Changes resulted mainly from lower expected future sales for Monjuvi® in the USA. In accordance with the Company's hedging policy, highly probable future cash flows and clearly identifiable foreign currency receivables that are expected to be collected within a 12-month period are reviewed for hedging requirements. As of December 31, 2023 and as of December 31, 2022, there was no forward rate agreement. For the effects from the agreements with Novartis regarding the potential business combination of MorphoSys via a voluntary takeover offer and with Incyte on the sale of tafasitamab on February 5, 2024, please refer to the section "Subsequent events" of the notes to the financial statements. 86 MorphoSys AG – Planegg — Annual Financial Statements as of December 31, 2023

Collaboration And License Agreement With Incyte MorphoSys AG and Incyte Corporation signed a collaboration and license agreement in 2020 for the further global development and commercialization of MorphoSys’s proprietary anti-CD19 antibody tafasitamab. Under the terms of this agreement, MorphoSys could, among other things, pending on the achievement of certain developmental, regulatory, and commercial milestones, receive milestone payments amounting to up to US$ 1.1 billion (€ 995.5 million). MorphoSys also receives tiered royalties in a mid-teen to mid-twenties percentage of net sales of Monjuvi® outside the U.S. In the U.S., MorphoSys and Incyte co-commercialize Monjuvi®, with MorphoSys being responsible for the commercial relationship with the end customer, which also comprises the deliveries of the drug and the collection of the related cash inflows. The revenues from product sales of Monjuvi® are, therefore, recognized by MorphoSys, as it is the principal of the transaction. Incyte and MorphoSys are jointly responsible for the commercialization activities in the U.S. and will equally share any profits and losses (50/50 basis). Outside the US, Incyte has received exclusive commercialization rights, determines the commercialization strategy and is responsible for the commercial relationship with the end customer, including the deliveries of the drug and the collection of the related cash inflows. Therefore, Incyte will recognize all revenues generated from sales of tafasitamab outside the US and will pay royalties to MorphoSys on these sales. As part of the agreement, MorphoSys recorded a provision. This provision represents Incyte's entitlement to future profit and loss sharing on sales of Monjuvi® in the US (as MorphoSys will share 50% of these profits with Incyte). The basis for the valuation is the corporate planning and its shared profits and losses thereof in connection with the commercialization activities of MorphoSys and Incyte in the United States for the years ahead. Subsequently, the provision will be compounded, and the interest effect will be recognized in other interest and similar expenses. Cash flows from the equally shared losses and profits are generally recognized directly in equity against the provision and, as soon as they are realized, reported in other assets, if a claim by MorphoSys arises. Differences between actual cash flows from the provision and original projections as well as effects resulting from changes in planning assumptions on the expected net cash flows from the provision are recognized in other interest and similar income or expenses. For the subsequent measurement of the provision, the respective current discount rate calculated on the basis of the provisions of the German Regulation on the Discounting of Provisions is used. As of December 31, 2023, the provision for Incyte, which is reported within other provisions (see above), amounted to € 119,285k (December 31, 2022: € 234,995k). The change is mainly resulting from changes in internal planning assumptions in the fourth quarter 2023 regarding the expected future sales revenues for Monjuvi® in the USA. MorphoSys and Incyte will also share the development costs for the jointly initiated worldwide and US-specific clinical trials at a ratio of 55% (Incyte) to 45% (MorphoSys). This 45% share of development costs borne by MorphoSys is included in research and development costs. Should MorphoSys provide services in excess of this 45% share, MorphoSys will be entitled to a compensation claim against Incyte, which will qualify as revenue. Related expenses for the provision of the service are recognized as cost of sales. Conversely, MorphoSys has to bear additional research and development expenses if Incyte performs more than 55% of the total clinical trial services. In addition, Incyte will assume 100% of future development costs for clinical trials in countries outside the United States, which are conducted in Incyte’s own responsibility. Incyte has the option to obtain development services from MorphoSys for this purpose. If this option is exercised, the related income will be recognized as revenue. For the effects from the agreements with Novartis regarding the potential business combination of MorphoSys via a voluntary takeover offer and with Incyte on the sale of tafasitamab on February 5, 2024, please refer to the section "Subsequent events" of the notes to the financial statements. 87 MorphoSys AG – Planegg — Annual Financial Statements as of December 31, 2023

88

Liabilities

The maturities of the liabilities are shown in the following overview. All liabilities are unsecured.

Type (in 000's €)		Remaining Term of Liabilities						Total	
		Less than 1 Year		greater than 1 year		thereof more than 5 years			
December 31		2023	2022	2023	2022	2023	2022	2023	2022
1.	Bonds	0	0	262,100	325,000	0	0	262,100	325,000
	thereof convertible	0	0	262,100	325,000	0	0	262,100	325,000
2.	Prepayments Received on Orders	19,444	0	0	0	0	0	19,444	0
3.	Accounts Payable	23,812	31,406	0	0	0	0	23,812	31,406
4.	Liabilities due to Affiliated Companies	11,105	50,933	0	0	0	0	11,105	50,933
5.	Other Liabilities	1,943	2,653	0	0	0	0	1,943	2,653
	thereof Taxes	1,188	1,193	0	0	0	0	1,188	1,193

Bonds

The non-subordinated, unsecured convertible bonds placed by MorphoSys AG in 2020 for a nominal amount of € 325,000k , equal to 3,250 bonds with a nominal amount of € 100k each, and maturing on October 16, 2025 amounted as of December 31, 2023 € to € 262,100k. As of December 31, 2023, the remaining term of the convertible bond is less than 3 years.

On March 30, 2023, MorphoSys repurchased outstanding convertible bonds via a modified reverse Dutch auction procedure. At the close of the modified reverse Dutch auction procedure, MorphoSys had agreed to repurchase bonds representing € 62.9 million in aggregate principal amount (approximately 19,35% of the outstanding principal amount) The purchase price per € 100,000 nominal was € 64,000. The settlement procedure finished on March 30, 2023. Following the repurchase the bonds have been cancelled and deleted from the global certificate. Upon repurchase MorphoSys realized a gain of € 22,114k as the difference of the carrying amount as of the date of the repurchase and the fair value for the redeemed bonds.

There was no bond conversion in 2023 and 2022.

For the effects from the agreements with Novartis regarding the potential business combination of MorphoSys via a voluntary takeover offer and with Incyte on the sale of tafasitamab on February 5, 2024, please refer to the section "Subsequent events" of the notes to the financial statements.

Prepayments Received On Orders

Prepayments received on orders amounted to € 19,444 as of December 31, 2023 (December 31, 2022: € 0k) and consisted mainly of a payment made in advance by a customer for inventories, for which the transfer of ownership did not occur as of the reporting date.

Trade Accounts Payable

As of December 31, 2023, MorphoSys AG had trade accounts payable of € 23,812k (December 31, 2022: € 31,406k). The year-on-year decrease resulted from a lower level of liabilities for external laboratory services and supply chain.

Liabilities Due To Affiliated Companies

Liabilities due to affiliated companies amounted after netting with receivables due from affiliated companies to € 11,105k as of December 31, 2023 (December 31, 2022: € 50,933k) and did not include liabilities anymore due to Constellation for the excess interest of the development funding bond agreement with Royalty Pharma (December 31, 2022: € 46,937k), as these have been paid fully in 2023. As of December 31, 2023, additional liabilities due to MorphoSys US Inc. and Constellation from the allocation of share-based remuneration in the amount of € 7,532k (December 31, 2022: € 3,996k) were recorded.

Other Liabilities

Other liabilities as of December 31, 2023, amounted to € 1,943k (December 31, 2022: € 2,653k) and mainly included liabilities to tax authorities for the deduction and payment of income tax in the amount of € 1,188k (December 31, 2022: € 1,193k) and accumulated

MorphoSys AG – Planegg – Annual Financial Statements as of December 31, 2023

89

interest on the convertible bond in the amount of € 343k (December 31, 2022: € 423k). Additionally, other liabilities included liabilities for withholding taxes in the amount of € 410k (December 31, 2022: € 72k).

Deferred Income

Deferred income consists of payments received from customers and of the agreement with Royalty Pharma presented below for which services were not yet rendered.

In the years 2023 and 2022, deferred income developed as follows:

in 000' €	2023	2022
Opening Balance	738,713	**988,941**
Prepayments Received	0	14,352
Revenue Recognized through Release of Prepayments in line with Services Performed	(68,242)	(264,580)
Closing Balance	670,472	**738,713**

The advance payments received in 2022 are mainly from the collaboration with HI-Bio and have already been recognized as revenue. Additionally, the revenue recognized is mainly related to the forfaiting of future receivables to Royalty Pharma. The deferred income is released over the term of the underlying license agreements, and the release is based on a specific release factor that relates the realized license income in the respective period to the sum of the undiscounted expected license income.

Royalty Pharma Agreement

Upon completion of the Constellation acquisition on July 15, 2021 also the royalty sale agreement with Royalty Pharma became effective. The agreement primarily serves financing the acquisition of Constellation and the further development of the MorphoSys and Constellation product pipeline. Under the terms of the agreement, Royalty Pharma made a non-refundable payment of US$ 1,300.0 million (equivalent to € 1,100.9 million) to MorphoSys AG. In addition, a contingent purchase price payment of up to US$ 100.0 million (€ 84.7 million) was agreed, which is subject to the achievement of certain clinical, regulatory and commercial milestones for otilimab from GSK and gantenerumab from Roche.

In return, MorphoSys has agreed on the sale of future rights (forfaiting) arising from 100% of the royalties due from net sales of Tremfya, generated by Janssen since April 1, 2021, to be passed on to Royalty Pharma. The rights to the underlying intellectual property remain with MorphoSys.

As of December 31, 2023, the liability to Royalty Pharma, which is being disclosed within deferred income, amounted to € 670,472k compared to € 738,713k in the previous year.

Contingent Liabilities

As of December 31, 2023 the contingent liabilities from guarantees amounted to € 597,285k. (December 31, 2022: € 618,789k) and relate to the amount of the Royalty Pharma development funding bond which is to be repaid by the indirect subsidiary Constellation in the future. The bond has been drawn in September 2022.

A draw on this guarantee is considered unlikely, as Constellation's current projections assume cash inflows surpluses that will be able to cover the cash outflows related to the development funding bond.

Other Financial Obligations

The following overview shows other financial obligations from rental and lease agreements, performance share unit programs, insurance and other services as of December 31, 2023. Other services mainly comprise insurance contracts and other service contracts.

MorphoSys AG – Planegg – Annual Financial Statements as of December 31, 2023

90

in 000' €	Rent and Leasing	Performance Share Unit Programs	Other	Total
2024	3,058	1,113	6,154	10,325
2025	3,013	3,468	875	7,356
2026	2,986	18,795	502	22,283
2027	496	26,083	76	26,655
2028	0	0	68	68
more	0	0	0	0
Total	**9,553**	**49,459**	**7,674**	**66,686**

In addition, future payments may become due from outsourced studies after December 31, 2023. These amounts could be substantially lower or incurred at different times if a study were to be terminated prematurely or delayed.

in million €	Total 2023
Less than 1 Year	62.8
Between One and Five Years	84.5
More than 5 Years	0.0
Total	**147.3**

If certain milestones are achieved by MorphoSys (for example, submitting an investigational new drug (IND) application for specific target molecules), this may trigger milestone payments to licensors of up to an aggregate of US$ 236.5 million (€ 214.0 million) related to regulatory events or the achievement of sales targets.

Obligations may arise from enforcing the Company's patent rights versus third parties. It is also conceivable that competitors may challenge the patents of the MorphoSys Group or that MorphoSys may come to the conclusion that its patents or patent families have been infringed upon by competitors. This could prompt MorphoSys to take legal action against competitors or lead competitors to file counterclaims against MorphoSys. Currently, there are no specific indications such obligations have arisen.

Since the 2019 financial year, a master loan agreement with an annual interest rate of 4.65% has been in place between MorphoSys AG and its wholly owned subsidiary MorphoSys US Inc. for a potential total volume of up to € 166.0 million, of which € 18.1 million had been utilized by December 31, 2023 (December 31, 2022: € 60.9 million).

Since the 2023 fiscal year, a master loan agreement up to a possible total volume of $100.0 million (or its equivalent in EUR) has been in place between MorphoSys AG and Constellation Pharmaceuticals, Inc. in which MorphoSys AG holds an indirect 100% shares via MorphoSys US, Inc. A variable interest rate was agreed for the loan, which is based on the Bloomberg curve b- plus an additional margin of 200 basis points. No loan had been drawn by December 31, 2023 (December 31, 2022: $ 0 million).

For the effects from the agreements with Novartis regarding the potential business combination of MorphoSys via a voluntary takeover offer and with Incyte on the sale of tafasitamab on February 5, 2024, please refer to the section "Subsequent events" of the notes to the financial statements.

Notes to the Statement of Income

Revenues

Revenues in the 2023 financial year amounted to € 143,053k (2022: € 371,029k). In the 2023 financial year, the majority of external revenues were generated from the antibody collaborations and license agreements with Incyte, Janssen and HI-Bio (2023: € 112,154k, 2022: € 283,685k from Royalty Pharma, Janssen and HI-Bio). The major portion of the decrease in revenues resulted from the release of deferred income in the amount of € 190,168k as no further milestones or royalties were expected for otilimab and gantenerumab following public announcements by GSK and Roche in the prior year. Furthermore, part of the decline in revenues resulted from prior year revenues stemming from the execution of an out-licensing agreement with HI-Bio (2023: € 0 k; 2022: € 27.210k). Revenues from royalties on net sales of Tremfya amounted to € 68,242k (2022: € 59,988k) and from Milestones to

MorphoSys AG – Planegg – Annual Financial Statements as of December 31, 2023

€ 2,840k (2022: € 3,216k). Revenues with affiliated companies amounted to € 28.071k (2022: € 53,132k) of which € 10,832k (2022: €  41,678k) were attributed to revenue from product sales and € 17.239k (2022: € 11,454k) were attributed to revenue from reimbursements from affiliated companies. Of total revenues in 2023, € 115,960k (2022: € 363,060k) was attributed to biotechnology and pharmaceutical companies based in North America and revenues in other European countries and Asia (excluding Germany) amounted to € 26,651k (2022: € 7,494k). Domestic revenues mainly resulted from staff canteen and amounted to € 443k (2022: € 475k). For the effects from the agreements with Novartis regarding the potential business combination of MorphoSys via a voluntary takeover offer and with Incyte on the sale of tafasitamab on February 5, 2024, please refer to the section "Subsequent events" of the notes to the financial statements. Cost Of Sales In 2023 the cost of sales of € 51,715k (2022: € 55,315k) consisted of acquisition and production costs for inventories which have been recognized as an expense. These mainly comprised personnel costs of € 7,622k (2022: € 9,456k), costs related to intangible assets of € 10,061k (2022: € 9,785k), cost of materials of € 33,814k (2022: € 35,591k), infrastructure costs of € 116k (2022: € 25k) and other costs of € 101k (2022: € 104k). The decrease compared to the previous year is mainly due to lower product sales to affiliated companies and lower personnel expenses. Additionally, an impairment on inventories of € 11,899 k had to be recognized in 2023 (2022: € 0 million). For the effects from the agreements with Novartis regarding the potential business combination of MorphoSys via a voluntary takeover offer and with Incyte on the sale of tafasitamab on February 5, 2024, please refer to the section "Subsequent events" of the notes to the financial statements. Research & Development Research and development expenses of € 167,636k (2022: € 155,591k) included acquisition and production costs for inventories and research and development costs recognized as an expense. These comprised costs for external services of € 89,707k (2022: € 92,989k), personnel costs of € 51,401k (2022: € 40,586k), costs related to intangible assets of € 14,867k (2022: € 4,992k), cost of materials of € 418k (2022: € 3,232k), infrastructure costs of € 7,505k (2022: € 9,709k) and other costs of € 3,738k (2022: € 4,082k). The increase mainly relates to higher personnel cost in connection to increased expenses for share-based payment programs due to changes in the underlying valuation assumptions as well as due to expenses relating to the restructuring of the research department of in total € 11,650k. Furthermore, an impairment recognised on a license acquired in 2020 in the amount of € 8,877k was to be recognised in 2023. In contrast, costs for external services decreased mainly due to lower expenses for external laboratory services in connection with the research and development of tafasitamab. Selling Expenses Selling expenses of € 29,700k (2022: € 47,982k) consisted mainly of personnel costs in the amount of € 19,644k (2022: € 26,584k), and costs for external services of € 9,541k (2022: € 19,957k). The decrease in selling expenses is due to a consistent adaptation of the sales strategy to market expectations. General Administration Expenses General and administrative expenses of € 49,754k (2022: € 40,773k) contained primarily personnel costs of €  26,761k (2022: € 21,533k), costs for external services of € 16,622k (2022: € 13,591k), for infrastructure of € 2,634k (2022: € 2,529k) and other costs of € 2,268k (2022: € 1,958k). Personnel Expenses Personnel expenses of € 105,428k (2022: € 98,159k) consisted of wages and salaries of € 79,197k (2022: € 88,166k), social security contributions of € 5,651k (2022: € 6,019k), pension costs of € 1,010k (2022: € 932k) and personal cost from performance shares under the LTI Plan in the amount of € 11,013k (2022: € 600k). In 2023, other personnel expenses (2023: € 8,558k and 2022: € 2,441k) mainly included costs related to recruitment and relocation efforts. The increase in personnel expenses was driven mainly by higher personal cost from performance shares under the LTI Plan (+ € 10,412k) mainly driven by the increase in share-based payment expenses due to the increase in share price of MorphoSys AG, which is the valuation basis for the share-based payment programs. This effect was offset by the lower remaining expenses for salaries(-€ 3,143k). 91 MorphoSys AG – Planegg — Annual Financial Statements as of December 31, 2023

Although MorphoSys AG executes the taxation of the non-cash benefits for active employees from the allocation and exercise of share-based remuneration as well as other non-cash benefits, the employees are obliged to refund MorphoSys for this tax payment. In order to technically execute this taxation over the payroll, the basis for the assessment must be recorded under personnel expenses. For accounting purposes, this expense is offset by other operating income (see "Other Operating Income"). In 2023, this amount was € 1,057k (2022: € 707k). The increase in the assessment basis in 2023 was due to the higher volume of share-based transactions versus the prior year. For the effects from the agreements with Novartis regarding the potential business combination of MorphoSys via a voluntary takeover offer and with Incyte on the sale of tafasitamab on February 5, 2024, please refer to the section "Subsequent events" of the notes to the financial statements. Material Expenses The cost of materials of € 34,260k (2022: € 38,851k) related mainly to expenses for the production of finished products (Monjuvi®) and the purchase of raw materials and supplies of € 33,461k (2022: € 35,649k). The cost of materials in 2023 and 2022 did not include any purchased services. The decrease compared to the previous year is mainly due to lower product sales to affiliated companies. Other Operating Income Other operating income amounted to € 66,481k, compared with € 40,564k in 2022. This amount mainly included effects from the repurchase of own convertible bonds in the amount of € 22,114k (2022: € 0 k) and foreign currency gains in the amount of € 12,477k (2022: € 18,220k). The item also includes a capital gain of € 4,777k from the sale of the entire investment in adivo GmbH as well as a partial sale of shares into HI-Bio in the amount of € 1,901k. In addition, income relating to other accounting periods from the reversal of provisions, mainly for external laboratory services, in the amount of € 20,719k (2022: € 5,591k) was included. The reason for this reversal was the contract concluded with HI-Bio in 2022 and the subsequent transfer of clinical trial activities, which was carried out via external service providers. As a result, some of the services rendered were invoiced directly to HI-Bio and therefore led to the reversal of the accrued outstanding invoices for the services rendered. Other Operating Expenses Other operating expenses amounted to € 15,760k, compared with € 21,486k in 2022. The main reason for the decrease were lower losses from foreign currencies (2023: € 13,802k; 2022: € 20,927k). Other Interest And Similar Income Other interest and similar income decreased from € 349,832k in 2022 to € 134,857k in 2023. This change mainly resulted from the updated planning assumptions regarding the expected net cash flows related to the collaboration and license agreement with Incyte (also Refer to Note "Other Provisions"). For this purpose, € 115,814k (2022: € 342,733k) was recognized as "Other Interest and similar Income". Changes resulted mainly from lower expected future sales for Monjuvi® in the USA. Furthermore, this item includes interest income from affiliated companies amounting to € 1,167k (2022: € 4,806k) as well as bank balances and financial investments classified as other assets in the amount of € 9,405k (2022: € 1,740k). For the effects from the agreements with Novartis regarding the potential business combination of MorphoSys via a voluntary takeover offer and with Incyte on the sale of tafasitamab on February 5, 2024, please refer to the section "Subsequent events" of the notes to the financial statements. Expenses from Contribution Agreements In 2023 the expenses incurred are related to a contribution for operating costs to the affiliated company MorphoSys US Inc. totaling € 9,806k (2022: € 8,490k). Other Interest And Similar Expenses The interest expense of € 9,269k (2022: € 22,357k) mainly included effects from discounting the provision associated with the collaboration and license agreement with Incyte in the amount € 7,492k (2022: € 18,673k) as well as expenses from interest on the nominal value of convertible bonds in the amount of € 1,755k (2022: € 2,031k). 92 MorphoSys AG – Planegg — Annual Financial Statements as of December 31, 2023

For the effects from the agreements with Novartis regarding the potential business combination of MorphoSys via a voluntary takeover offer and with Incyte on the sale of tafasitamab on February 5, 2024, please refer to the section "Subsequent events" of the notes to the financial statements. Taxes on Income Tax income of € 1,055k was recognized in the financial year (2022: € 1,583k), which mainly resulted from tax allowances from previous years. Differences between commercial and tax regulations led to the recognition of temporary differences in the balance sheet of MorphoSys AG, which were calculated on the basis of a tax rate of 26.675%. The Company has elected to offset deferred tax assets and liabilities. The deferred differences existing on December 31, 2023, which would have resulted in deferred tax assets, mainly related to the different recognition of provisions, mainly from the collaboration and license agreement with Incyte, and offsetting the different valuation of deferred income from the agreement with Royalty Pharma. The rules on global minimum taxation under the Pillar 2 model are not applicable to the company as the application requirements (> € 750 million in revenue) are not met. 93 MorphoSys AG – Planegg — Annual Financial Statements as of December 31, 2023

94

Other Information

Supervisory Board

As of December 31, 2023, the Company's Supervisory Board members were active in the supervisory boards or comparable supervisory bodies of the following companies:

Name Place of Residence Year of Birth	Actual Occupation	MorphoSys Supervisory Board	Memberships in other Supervisory Boards or Executive Bodies
Marc Cluzel, M.D., Ph.D. Montpellier, France Year of Birth: 1955	Chairman of the Supervisory Board of MorphoSys AG as well as memberships of comparable foreign supervisory boards or executive bodies	Member since 2012 Chairman Member of the Remuneration & Nomination Committee	Moleac Pte. Ltd., Singapore (Member of the Board of Directors) Griffon Pharmaceuticals Inc., Canada (Member of the Board of Directors)
George Golumbeski, Ph.D. Far Hills, New Jersey, USA Year of Birth: 1957	Business consultant in life sciences and healthcare industries, as well as memberships of comparable foreign supervisory boards or executive bodies	Member since 2018 Deputy Chairman Chairman of the Science & Technology Committee	Carrick Therapeutics Ltd., Ireland (Chair of the Board of Directors) Ananke Therapeutics, Inc., USA (Chair of the Board of Directors) Sage Therapeutics Inc., USA (Member of the Board of Directors) Shattuck Labs, Inc., USA (Chair of the Board of Directors) Actio Biosciences, USA (Chair of the Board of Directors) Chroma Medicine, USA (Member of the Board of Directors)
Krisja Vermeylen Herentals, Belgium Year of Birth: 1962	Business consultant in life sciences and healthcare industries as well as membership of comparable foreign supervisory boards or executive bodies	Member since 2017 Member Member of the Audit Committee Chairman of the Remuneration & Nomination Committee	Diaverum AB, Sweden (Member of the Board of Directors) until December 31, 2023
Michael Brosnan Osterville, Massachusetts, USA Year of Birth: 1955	Business consultant in life sciences and healthcare industries, as well as memberships of comparable foreign supervisory boards or executive bodies	Member since 2018 Member Chairman of the Audit Committee Member of the Remuneration & Nomination Committee	Daimler Truck AG, Germany (Member of the Board of Directors) Daimler Truck Holding AG, Germany (Member of the Board of Directors) CureVac SE, Germany (Member of the Board of Directors) CureVac N.V., Germany (Member of the Board of Directors)
Sharon Curran Dublin, Ireland Year of Birth: 1968	Non-Executive Director in life sciences and healthcare industries, as well as memberships of comparable foreign supervisory boards or executive bodies	Member since 2019 Member Member of the Audit Committee Member of the Science & Technology Committee	NIOX group plc., United Kingdom (Member of the Board of Directors) Spinnaker TopCo Ltd. / Norgine, Jersey (Member of the Board of Directors)
Andrew Cheng, M.D., Ph.D. Burlingame, CA, USA Year of Birth: 1967	President and Chief Executive Officer of Akero Therapeutics, Inc., as well as memberships of comparable foreign supervisory boards or executive bodies	Member since 2022 Member Member of the Science & Technology Committee	Vera Therapeutics, Inc., USA (Member of the Board of Directors)

Corporate Governance

In December 2002, the Company pledged to adhere to the corporate governance principles in compliance with the provisions of the German Corporate Governance Code, which has subsequently been amended.

On November 29, 2023, the Company published the Declaration of Conformity of the Management Board and Supervisory Board pursuant to Section 161 AktG and made it permanently available to its shareholders. This declaration can be found on the Company's website (www.morphosys.com).

Management Board

Jean-Paul Kress, M.D., Boston, MA, USA (Chief Executive Officer).

MorphoSys AG – Planegg – Annual Financial Statements as of December 31, 2023

Sung Lee, Munich, Germany (Chief Financial Officer from February 2, 2021 to March 17, 2023). Charlotte Lohmann, Munich, Germany (Chief Legal Officer from March 1, 2023 to August 31, 2023) and member of the Board of Directors of Vivoryon Therapeutics N.V., Munich/Halle, Germany (a publicly listed company). Lucinda Crabtree, Ph.D., Munich, Germany (Chief Financial Officer from August 8, 2023 onwards). Total Remuneration of the Management Board And Supervisory Board The remuneration system for the Management Board meets the requirements of the German Stock Corporation Act and the German Corporate Governance Code and is intended to further a sustainable and long-term development of the Company and MorphoSys- Group. The Management Board’s total remuneration consists of several components, including fixed compensation, an annual cash bonus that is dependent upon the achievement of corporate targets (short-term incentives – STI), variable compensation components with long-term incentives (LTI) and other remuneration components. The variable remuneration components with long-term incentive consist of a long-term incentive plan (LTI Plan) in form of the performance share unit program. In previous years, stock options under the Company's stock option programs and performance shares under the Company's performance share plans have also been issued to Management Board members. In addition to fixed base remuneration, Management Board members receive standard fringe benefits, which mainly include the professional and private use of company cars, contributions to or reimbursement of costs for health, social and accident insurance, reimbursement of costs for legal advice related to service agreements, and dual residences. All total compensation packages are reviewed annually by the Compensation and Nomination Committee for scope and appropriateness and compared with the outcome of an annual Executive Board compensation analysis. The remuneration of the Management Board members is based largely on the duties of the respective Management Board member, the financial situation and the performance and business of the Company. All resolutions on the remuneration of the Management Board members are passed by the full Supervisory Board. The Management Board’s total remuneration package and the pension contracts were thoroughly reviewed and then adjusted by the Supervisory Board in 2022 and 2023. The Management Board members generally participate in a pension plan in form of a provident fund. The provident fund takes out a reinsurance policy that funds the pension benefits. In addition, the Management Board members also receive an amount equal to up to 10% of their fixed annual (gross) base salary, which is intended to be used by the Management Board members for their individual retirement plans. This amount may also be invested in a pension plan. Jean-Paul Kress, M.D., also has the option to use both payments, however, up to a maximum of 10% of his fixed annual (gross) base salary, for his individual retirement plans. Management Board members who also have a company pension plan as part of their deferred remuneration (direct insurance) also receive an allowance for this Company pension plan. The pension scheme for individual Management Board members may be differently structured in exceptional cases, e.g., in case a Management Board member is resident abroad. If a Management Board member’s service contract terminates due to death, the member’s spouse or life partner is entitled to the fixed monthly salary for the month of death and the 12 months thereafter. In the event of (i) a change of control and (ii) a material reduction of the area of responsibilities within one year after the change of control, the members of the Management Board, Jean-Paul Kress, M.D. and Lucinda Crabtree, Ph.D., are entitled to resign from the office as member of the Management Board and simultaneously terminate the service agreement against the payment of the outstanding fixed salary and annual bonus for the remainder of the fixed contract period, however, that such amount shall not exceed twice the annual remuneration. The Performance Share Unit Programs also provide for the right of the Management Board members and/or the Company to forfeit all unexercised performance share units in return for a compensation payment in the amount of the respective offer price in the event of a voluntary takeover bid or a mandatory offer. In addition, in such a case all granted stock options, performance share units and performance shares will generally vest with immediate effect and can be exercised after expiry of the statutory waiting periods, whereby a change of control has occurred when (i) MorphoSys transfers assets or a substantial portion of its assets to unaffiliated third parties, (ii) MorphoSys merges with an unaffiliated company, (iii) an agreement pursuant to Section 291 AktG is entered into with MorphoSys as a dependent company, MorphoSys is integrated under Section 319 AktG or (iv) a shareholder or third party holds 30% or more of MorphoSys’s shares and/or voting rights. In 2023, the STI 2022 was paid out. Financial and non-financial performance indicators were set for the STI 2022. The financial performance indicator included the financial performance indicators as presented in the management report. The non-financial ones 95 MorphoSys AG – Planegg — Annual Financial Statements as of December 31, 2023

96

included commercial, development and business development related targets. These performance indicators resulted in a weighted target achievement of 159.71%.

As of March 17, 2023, Sung Lee resigned from his position as CFO and as a member of the Management Board. The performance share units allocated to him will be granted in full, subject to the fulfillment of all other plan conditions.

Charlotte Lohmann was appointed as member of the Management Board and Chief Legal Officer with effect as of March 1, 2023, until the end of August 31, 2023.

On March 14, 2023, MorphoSys announced that Lucinda Crabtree, Ph.D., will join as Chief Financial Officer and member of the Management Board. She has been appointed as a Management Board member with effect as of August 8, 2023.

For the fiscal year 2023, the members of the Management Board were granted a total compensation (in accordance with HGB) of € 8,279,615 (2022: € 9,159,782), consisting of performance-unrelated remuneration of € 1,955,735 (2022: € 2,738,488), performance-related remuneration of € 1,898,880 (2022: € 1,821,294) as well as long-term incentive compensation of € 4,425,000 (2022: € 4,600,000) in the form of share-based compensation. The latter represents the fair value upon grant date. In 2022, termination benefits to members of the Management Board were recognized in the amount of € 0 (2022: € 320,248).

Payments to former members of the Management Board amounted to € 866k in 2023 (2022: € 1,374k).

As of March 17, 2023, Sung Lee resigned from his position as CFO and as a member of the Management Board. The performance share units allocated to him will be granted in full, subject to the fulfillment of all other plan conditions.

Charlotte Lohmann was appointed as member of the Management Board and Chief Legal Officer with effect as of March 1, 2023, until the end of August 31, 2023.

On March 14, 2023, MorphoSys announced that Lucinda Crabtree, Ph.D., will join as Chief Financial Officer and member of the Management Board. She has been appointed as a Management Board member with effect as of August 8, 2023.

.As of April 1, 2023, the Management Board was granted 241,666 Performance Share Units. The fair value as of December 31, 2023, amounts to € 21.03. As of October 1, 2023, the Management Board was granted 28,571 Performance Share Units. The fair value as of December 31, 2023 amounts to € 25.28.

In 2023, the total compensation for the Supervisory Board, excluding reimbursement of travel expenses, amounted to € 646,493 (2022: € 582,930).

Supervisory Board Remuneration for the Years 2023 and 2022:

	Fixed Compensation		Attendance Fees[1]		Total Compensation	
in €	2023	2022	2023	2022	2023	2022
Marc Cluzel, M.D., Ph.D.	104,210	104,210	56,000	45,200	160,210	149,410
Michael Brosnan	67,026	57,284	49,937	34,000	116,963	91,284
Sharon Curran	56,663	45,284	36,000	27,200	92,663	72,484
George Golumbeski, Ph.D.	69,289	70,926	30,800	29,200	100,089	100,126
Andrew Cheng, M.D., Ph.D.	45,284	28,240	34,800	12,400	80,084	40,640
Wendy Johnson	0	19,302	0	20,400	0	39,702
Krisja Vermeylen	57,284	57,284	39,200	32,000	96,484	89,284
Total	**399,756**	**382,530**	**246,737**	**200,400**	**646,493**	**582,930**

[1] The attendance fee contains expense allowances for the attendance at the Supervisory Board and the Committee meetings.

MorphoSys AG – Planegg – Annual Financial Statements as of December 31, 2023

97

There are presently no other agreements with current or former members of the Supervisory Board.
The following overviews show the shares, stock options and performance shares held by members of the Management Board and Supervisory Board during the 2023 financial year, as well as the changes in their ownership.

Shares

	01/01/2023	Additions	Sales	12/31/2023
Management Board				
Jean-Paul Kress, M.D.	0	0	0	0
Sung Lee[1]	2,250	–	–	–
Charlotte Lohmann[2]	1,168	157	0	1,325
Dr. Lucinda Crabtree[3]	0	0	0	0
Total	**3,418**	**157**	**0**	**1,325**
Supervisory Board				
Marc Cluzel, M.D., Ph.D.	4,500	4,025	0	8,525
Michael Brosnan**	5,000	0	0	5,000
Sharon Curran	0	0	0	0
George Golumbeski, Ph.D.	0	0	0	0
Andrew Cheng, M.D., Ph.D.	0	0	0	0
Krisja Vermeylen	2,000	1,000	0	3,000
Total	**11,500**	**5,025**	**0**	**16,525**

**Michael Brosnan holds 20,000 ADSs, i.e. 5,000 shares converted in ordinary shares.

Stock Options

	01/01/2023	Additions	Adjustment due to Performance Criteria	Forfeitures	Exercises	12/31/2023
Management Board						
Jean-Paul Kress, M.D.	81,989	0	-24,543	0	0	57,446
Sung Lee[1]	0	–		–	–	–
Charlotte Lohmann[2]	4,595	0	-1,493	0	0	3,102
Lucinda Crabtree, Ph.D.[3]	–	0		0	0	0
Total	**86,584**	**0**	**-26,036**	**0**	**0**	**60,548**

MorphoSys AG – Planegg – Annual Financial Statements as of December 31, 2023

98

Performance Shares

	01/01/2023	Additions	Adjustment due to Performance Criteria[4]	Forfeitures	Conversion to Shares	12/31/2023
Management Board						
Jean-Paul Kress, M.D.	0	0	0	0	0	0
Sung Lee[1]	0	–	–	–	–	–
Charlotte Lohmann[2]	626	0	(469)	0	(157)	0
Lucinda Crabtree, Ph.D.[3]	–	0	0	0	0	0
Total	**626**	**0**	**(469)**	**0**	**(157)**	**0**

[1] Sung Lee resigned as a member of the Management Board with effect from the end of March 17, 2023. Changes after his departure from the Management Board are not presented.

[2] With effect as of March 1, 2023, Charlotte Lohmann has been appointed as a member of the Management Board and Chief Legal Officer until the end August 31, 2023. Opening and closing balances presented in the tables were held by Charlotte Lohmann correspondingly before and after she was appointed as a member of the Management Board.

[3] Lucinda Crabtree joined the Management Board of MorphoSys AG effective August 8, 2023.

[4] Adjustment due to established performance criteria. For performance criteria that have not been met, a target achievement of 100% is assumed.

MorphoSys does not award any long-term variable remuneration component to the Supervisory Board.

Compensation of the Auditor

At the Company's Annual General Meeting in May 2023, PricewaterhouseCoopers GmbH Wirtschaftsprüfungsgesellschaft (PwC GmbH), Munich, was appointed as the auditor. The Supervisory Board engaged PwC GmbH to audit the financial statements.2023 financial year.

The table below shows the total fees PwC Network received in the 2023 financial year.

in 000' €	2023	2022
Audit Fees	2,472	2,335
Fees for Other Assurance Services	700	112
Other Fees for Other Services	5	11
Total	**3,178**	**2,458**

The Audit Fees relate to the audit of the consolidated financial statements and the audit of the annual financial statements as well as all related services, including the review of the interim consolidated financial statements.

Other assurance services comprise fees in connection with the non-financial group report, services in connection with the issue of a comfort letter, as well as the audit of the content of the remuneration report.

Out of total fee, an amount of € 5k relates to a license fee for the use of a digital information platform and relate to PwC Product Sales LLC, USA and is included in other services. All remaining fees relate to PwC GmbH.

Human Resources

As of December 31, 2023, MorphoSys AG engaged a total of 331 employees (December 31, 2022: 424) in addition to the 2 Management Board members and 7 trainees (December 31, 2022: 2 Management Board members and 10 trainees).

The average number of employees in the 2023 financial year was 371 (2022: 438). Of this number, a total of 9 persons were employed in production, 264 in research and development, 2 in selling and 96 in general and administration in 2023.

Dividends

The profit for the year 2023 was offset against the prior year's accumulated deficit, resulting in an accumulated deficit as of December 31, 2023. In line with the standard practice in the biotechnology industry, MorphoSys does not expect to pay a dividend in the foreseeable future. The majority of the Company's potential future profit is expected to be reinvested in the operating business,

MorphoSys AG – Planegg – Annual Financial Statements as of December 31, 2023

particularly in the area of proprietary drug development, in order to create additional shareholder value and to take advantage of growth opportunities. Mandatory disclosures in accordance with the German Securities Trading ACT (WpHG) The Company published the following notifications of shareholdings that require reporting in accordance with Section 33 (1) of the German Securities Trading Act (WpHG) (status as of December 31, 2023): 99 MorphoSys AG – Planegg — Annual Financial Statements as of December 31, 2023

FMR LLC, ON MAY 5, 2020 1. Issuer MorphoSys AG, Semmelweisstr. 7, 82152 Planegg, Germany LEI 529900493806K77LRE72 2. Reason for notification Acquisition/disposal of shares with voting rights 3. Details of person subject to the notification obligation FMR LLC, Wilmington, Delaware, USA 5. Date on which threshold was crossed or reached 04/30/2020 6. Total position New % of voting rights attached to shares (total of 7.a.) 2.82% % of voting rights through instruments (total of 7.b.1+7.b.2) 0.10% Total of both in % (7.a.+7.b.) 2.92% Total number of voting rights pursuant to Sec. 41 WpHG 32890046 Previous notification % of voting rights attached to shares (total of 7.a.) 3.99% % of voting rights through instruments (total of 7.b.1+7.b.2) 0.15% Total of both in % (7.a.+7.b.) 4.14% 7. Details on total position a. Voting rights attached to shares (Sec. 33, 34 WpHG) lSIN DE0006632003 Absolut – indirect (Sec. 34 WpHG) 927821 In % - indirect (Sec. 34 WpHG) 2.82% Total - Absolut 927821 Total - in % 2.82% b.1. Instruments according to Sec. 38 (1) no. 1 WpHG Type of instrument Lent Securities (right to recall) Total Voting rights absolut 33875 Total Voting rights in % 0.10% 8. Information in relation to the person subject of the notification obligation Full chain of controlled undertaking starting with the ultimate controlling natural person or legal entity Name % of voting rights in % if at least held 3% or more FMR LLC % Fidelity Management & Research Company %   FMR LLC % FIAM Holdings LLC % Fidelity Institutional Asset Management Trust Company %   FMR LLC % FIAM Holdings LLC % FIAM LLC %   FMR LLC % Fidelity Advisory Holdings LLC % Strategic Advisers LLC. % 100 MorphoSys AG – Planegg — Annual Financial Statements as of December 31, 2023

MINISTRY OF FINANCE ON BEHALF OF THE STATE OF NORWAY, ON JUNE 25, 2020 1. Issuer MorphoSys AG, Semmelweisstr. 7, 82152 Planegg, Germany LEI 529900493806K77LRE72 2. Reason for notification Acquisition/disposal of shares with voting rights 3. Details of person subject to the notification obligation Ministry of Finance on behalf of the State of Norway, Oslo, Norway 5. Date on which threshold was crossed or reached 06/23/2020 6. Total position New % of voting rights attached to shares (total of 7.a.) 2.62% % of voting rights through instruments (total of 7.b.1+7.b.2) 0.49% Total of both in % (7.a.+7.b.) 3.10% Total number of voting rights pursuant to Sec. 41 WpHG 32890046 Previous notification % of voting rights attached to shares (total of 7.a.) 3.09% % of voting rights through instruments (total of 7.b.1+7.b.2) 0.49% Total of both in % (7.a.+7.b.) 3.58% 7. Details on total position a. Voting rights attached to shares (Sec. 33, 34 WpHG) lSIN DE0006632003 Absolut – indirect (Sec. 34 WpHG) 860304 In % - indirect (Sec. 34 WpHG) 2.62% Total - Absolut 860304 Total - in % 2.62% b.1. Instruments according to Sec. 38 (1) no. 1 WpHG Type of instrument Shares on Loan (right to recall) Total Voting rights absolute 106398 Total Voting rights in % 0.32% b.2. Instruments according to Sec. 38 (1) no. 2 WpHG Type of instrument Contract for Difference Cash or physical settlement Cash Total - Voting rights absolut 54084 Total Voting rights in % 0.16% 8. Information in relation to the person subject of the notification obligation Full chain of controlled undertaking starting with the ultimate controlling natural person or legal entity Name % of voting rights in % if at least held 3% or more State of Norway % Norges Bank % 101 MorphoSys AG – Planegg — Annual Financial Statements as of December 31, 2023

AIM INTERNATIONAL MUTUAL FUNDS (INVESCO MUTUAL FUNDS), ON OCTOBER 28, 2020 1. Issuer MorphoSys AG, Semmelweisstr. 7, 82152 Planegg, Germany LEI 529900493806K77LRE72 2. Reason for notification Acquisition/disposal of shares with voting rights 3. Details of person subject to the notification obligation AIM INTERNATIONAL MUTUAL FUNDS (INVESCO INTERNATIONAL MUTUAL FUNDS), Wilmington, Delaware, USA 5. Date on which threshold was crossed or reached 10/23/2020 6. Total position New % of voting rights attached to shares (total of 7.a.) 2.88% % of voting rights through instruments (total of 7.b.1+7.b.2) 0.00% Total of both in % (7.a.+7.b.) 2.88% Total number of voting rights pursuant to Sec. 41 WpHG 32890046 Previous notification % of voting rights attached to shares (total of 7.a.) 4.92% % of voting rights through instruments (total of 7.b.1+7.b.2) 0.00% Total of both in % (7.a.+7.b.) 4.92% 7. Details on total position a. Voting rights attached to shares (Sec. 33, 34 WpHG) lSIN DE0006632003 Absolut – indirect (Sec. 34 WpHG) 947139 In % - indirect (Sec. 34 WpHG) 2.88% Total - Absolut 947139 Total - in % 2.88% 8. Information in relation to the person subject of the notification obligation Person subject to the notification obligation is not controlled nor does it control any other undertaking(s) that directly or indirectly hold(s) an interest in the (underlying) issuer (1.). 102 MorphoSys AG – Planegg — Annual Financial Statements as of December 31, 2023

T. ROWE PRICE INTERNATIONAL FUNDS, INC., ON APRIL 19, 2021 1. Issuer MorphoSys AG, Semmelweisstr. 7, 82152 Planegg, Germany LEI 529900493806K77LRE72 2. Reason for notification Acquisition/disposal of instruments 3. Details of person subject to the notification obligation T. Rowe Price International Funds, Inc., Baltimore, Maryland, United States of America 5. Date on which threshold was crossed or reached 04/13/2021 6. Total positions New % of voting rights attached to shares (total of 7.a.) 2.57% % of voting rights through instruments (total of 7.b.1+7.b.2) 0.96% Total of both in % (7.a.+7.b.) 3.53% Total number of voting rights pursuant to Sec. 41 WpHG 32890046 Previous notification % of voting rights attached to shares (total of 7.a.) 3.01% % of voting rights through instruments (total of 7.b.1+7.b.2) 0.00% Total of both in % (7.a.+7.b.) 3.01% 7. Details on total positions a. Voting rights attached to shares (Sec. 33, 34 WpHG) lSIN DE0006632003 Absolute – indirect (Sec. 34 WpHG) 843705 In % - indirect (Sec. 34 WpHG) 2.57% Total - Absolute 843705 Total - in % 2.57% b.1. Instruments according to Sec. 38 (1) no. 1 WpHG lSIN DE0006632003 Type of instrument Shares on loan Total Voting rights absolute 317289 Total Voting rights in % 0.96% 8. Information in relation to the person subject of the notification obligation Full chain of controlled undertaking starting with the ultimate controlling natural person or legal entity Name % of voting rights in % if at least held 3% or more T. Rowe Price International Funds, Inc. % -T. Rowe Price International Stock Fund % - T. Rowe Price International Funds, Inc. % -T. Rowe Price International Discovery Fund % - T. Rowe Price International Funds, Inc. % -T. Rowe Price European Stock Fund % 103 MorphoSys AG – Planegg — Annual Financial Statements as of December 31, 2023

INVESCO LTD., ON JULY 21, 2021 1. Issuer MorphoSys AG, Semmelweisstr. 7, 82152 Planegg, Germany LEI 529900493806K77LRE72 2. Reason for notification Acquisition/disposal of shares with voting rights 3. Details of person subject to the notification obligation Invesco Ltd., Hamilton, Bermuda 5. Date on which threshold was crossed or reached 03/29/2021 6. Total positions New % of voting rights attached to shares (total of 7.a.) 2.98% % of voting rights through instruments (total of 7.b.1+7.b.2) 0.00% Total of both in % (7.a.+7.b.) 2.98% Total number of voting rights pursuant to Sec. 41 WpHG 32890689 Previous notification % of voting rights attached to shares (total of 7.a.) 3.01% % of voting rights through instruments (total of 7.b.1+7.b.2) 0.00% Total of both in % (7.a.+7.b.) 3.01% 7. Details on total positions a. Voting rights attached to shares (Sec. 33, 34 WpHG) lSIN DE0006632003 Absolute – indirect (Sec. 34 WpHG) 979174 In % - indirect (Sec. 34 WpHG) 2.98% Total - Absolute 979174 Total - in % 2.98% 8. Information in relation to the person subject of the notification obligation Full chain of controlled undertaking starting with the ultimate controlling natural person or legal entity Name % of voting rights (if at least 3% or more) -Invesco Ltd. % -Invesco UK Limited % -Invesco Asset Management Limited % - -Invesco Ltd. % -Invesco Holding Company Limited % -Invesco Holding Company (US), Inc. % -Oppenheimer Acquisition Corporation % -OppenheimerFunds, Inc. % -Invesco Group Services, Inc. % -Invesco Capital Management LLC % - -Invesco Ltd. % -Invesco Holding Company Limited % -Invesco Holding Company (US), Inc. % -Oppenheimer Acquisition Corporation % -OppenheimerFunds, Inc. % -Invesco Group Services, Inc. % 104 MorphoSys AG – Planegg — Annual Financial Statements as of December 31, 2023

-Invesco Advisers, Inc. % - -Invesco Ltd. % -Invesco UK Limited % -Invesco International Holdings Limited % -Invesco Asset Management Deutschland GmbH % PABLO LEGORRETA (ROYALTY PHARMA INVESTMENTS 2019 ICAV), ON AUGUST 2, 2021 1. Issuer MorphoSys AG, Semmelweisstr. 7, 82152 Planegg, Germany LEI 529900493806K77LRE72 2. Reason for notification Acquisition/disposal of shares with voting rights 3. Details of person subject to the notification obligation Pablo Legorreta, Date of birth: 10/30/1963 4. Name(s) of shareholder(s) Royalty Pharma Investments 2019 ICAV 5. Date on which threshold was crossed or reached 07/29/2021 6. Total positions New % of voting rights attached to shares (total of 7.a.) 3.91% % of voting rights through instruments (total of 7.b.1+7.b.2) 0.00% Total of both in % (7.a.+7.b.) 3.91% Total number of voting rights pursuant to Sec. 41 WpHG 34231943 Previous notification % of voting rights attached to shares (total of 7.a.) n/a % of voting rights through instruments (total of 7.b.1+7.b.2) n/a Total of both in % (7.a.+7.b.) n/a 7. Details on total positions a. Voting rights attached to shares (Sec. 33, 34 WpHG) lSIN DE0006632003 Absolute – indirect (Sec. 34 WpHG) 1337552 In % - indirect (Sec. 34 WpHG) 3.91% Total - Absolute 1337552 Total - in % 3.91% 8. Information in relation to the person subject of the notification obligation Full chain of controlled undertaking starting with the ultimate controlling natural person or legal entity Name % of voting rights in % if at least held 3% or more Pablo Legorreta % RP Management, LLC 3.91% 105 MorphoSys AG – Planegg — Annual Financial Statements as of December 31, 2023

ROYALTY PHARMA PLC (ROYALTY PHARMA INVESTMENTS 2019 ICAV), ON AUGUST 2, 2021 1. Issuer MorphoSys AG, Semmelweisstr. 7, 82152 Planegg, Germany LEI 529900493806K77LRE72 2. Reason for notification Acquisition/disposal of shares with voting rights 3. Details of person subject to the notification obligation Royalty Pharma PLC, Bristol, United Kingdom of Great Britain and Nothern Ireland 4. Name(s) of shareholder(s) Royalty Pharma Investments 2019 ICAV 5. Date on which threshold was crossed or reached 07/29/2021 6. Total positions New % of voting rights attached to shares (total of 7.a.) 3.91% % of voting rights through instruments (total of 7.b.1+7.b.2) 0.00% Total of both in % (7.a.+7.b.) 3.91% Total number of voting rights pursuant to Sec. 41 WpHG 34231943 Previous notification % of voting rights attached to shares (total of 7.a.) n/a % of voting rights through instruments (total of 7.b.1+7.b.2) n/a Total of both in % (7.a.+7.b.) n/a 7. Details on total positions a. Voting rights attached to shares (Sec. 33, 34 WpHG) lSIN DE0006632003 Absolute – indirect (Sec. 34 WpHG) 1337552 In % - indirect (Sec. 34 WpHG) 3.91% Total - Absolute 1337552 Total - in % 3.91% 8. Information in relation to the person subject of the notification obligation Full chain of controlled undertaking starting with the ultimate controlling natural person or legal entity Name % of voting rights in % if at least held 3% or more Royalty Pharma PLC % Royalty Pharma Holdings Ltd. % Royalty Pharma Investments 2019 ICAV 3.91% 106 MorphoSys AG – Planegg — Annual Financial Statements as of December 31, 2023

ARTISAN PARTNERS FUNDS, INC., ON SEPTEMBER 20, 2021 1. Issuer MorphoSys AG, Semmelweisstr. 7, 82152 Planegg, Germany LEI 529900493806K77LRE72 2. Reason for notification Acquisition/disposal of shares with voting rights 3. Details of person subject to the notification obligation Artisan Partners Funds, Inc., Madison, Wisconsin, United States of America 5. Date on which threshold was crossed or reached 09/15/2021 6. Total positions New % of voting rights attached to shares (total of 7.a.) 2.93% % of voting rights through instruments (total of 7.b.1+7.b.2) 0.00% Total of both in % (7.a.+7.b.) 2.93% Total number of voting rights pursuant to Sec. 41 WpHG 34231943 Previous notification % of voting rights attached to shares (total of 7.a.) 3.02% % of voting rights through instruments (total of 7.b.1+7.b.2) 0.00% Total of both in % (7.a.+7.b.) 3.02% 7. Details on total positions a. Voting rights attached to shares (Sec. 33, 34 WpHG) lSIN DE0006632003 Absolute – indirect (Sec. 34 WpHG) 1003630 In % - indirect (Sec. 34 WpHG) 2.93% Total - Absolute 1003630 Total - in % 2.93% 8. Information in relation to the person subject of the notification obligation Person subject to the notification obligation (3.) is not controlled nor does it control any other undertaking(s) holding directly or indirectly an interest in the (underlying) issuer (1.). 107 MorphoSys AG – Planegg — Annual Financial Statements as of December 31, 2023

ARTISAN PARTNERS ASSET MANAGEMENT INC., ON SEPTEMBER 23, 2021 1. Issuer MorphoSys AG, Semmelweisstr. 7, 82152 Planegg, Germany LEI 529900493806K77LRE72 2. Reason for notification Acquisition/disposal of shares with voting rights 3. Details of person subject to the notification obligation Artisan Partners Asset Management Inc., Wilmington, Delaware, United States of America 5. Date on which threshold was crossed or reached 09/20/2021 6. Total positions New % of voting rights attached to shares (total of 7.a.) 2.95% % of voting rights through instruments (total of 7.b.1+7.b.2) 0.00% Total of both in % (7.a.+7.b.) 2.95% Total number of voting rights pursuant to Sec. 41 WpHG 34231943 Previous notification % of voting rights attached to shares (total of 7.a.) 3.04% % of voting rights through instruments (total of 7.b.1+7.b.2) 0.00% Total of both in % (7.a.+7.b.) 3.04% 7. Details on total positions a. Voting rights attached to shares (Sec. 33, 34 WpHG) lSIN DE0006632003 Absolute – indirect (Sec. 34 WpHG) 1010913 In % - indirect (Sec. 34 WpHG) 2.95% Total - Absolute 1010913 Total - in % 2.95% 8. Information in relation to the person subject of the notification obligation Full chain of controlled undertaking starting with the ultimate controlling natural person or legal entity Name % of voting rights (if at least 3% or more) Artisan Partners Asset Management Inc. % Artisan Partners Holdings LP % Artisan Investments GP LLC % Artisan Partners Limited Partnership % 108 MorphoSys AG – Planegg — Annual Financial Statements as of December 31, 2023

SOCIÉTÉ GÉNÉRALE S.A., ON NOVEMBER 16, 2022 1. Issuer MorphoSys AG, Semmelweisstr. 7, 82152 Planegg, Germany LEI 529900493806K77LRE72 2. Reason for notification Acquisition/disposal of shares with voting rights Other reason: Applying of trading book exemption according to sec. 36 para. 1 WpHG 3. Details of person subject to the notification obligation Société Générale S.A., Paris, France 5. Date on which threshold was crossed or reached 11/10/2022 6. Total positions New % of voting rights attached to shares (total of 7.a.) 0.00% & of voting rights through instruments (total of 7.b.1+7.b.2) 0.00% Total of both in % (7.a.+7.b.) 0.00% Total number of voting rights pursuant to Sec. 41 WpHG 34231943 Previous notification % of voting rights attached to shares (total of 7.a.) 0.36% % of voting rights through instruments (total of 7.b.1+7.b.2) 4.87% Total of both in % (7.a.+7.b.) 5.23% 7. Details on total positions a. Voting rights attached to shares (Sec. 33, 34 WpHG) lSIN DE0006632003 Absolute – indirect (Sec. 34 WpHG) 0 In % - indirect (Sec. 34 WpHG) 0.00% Total - Absolute 0 Total - in % 0.00% 8. Information in relation to the person subject of the notification obligation Person subject to the notification obligation (3.) is not controlled nor does it control any other undertaking(s) holding directly or indirectly an interest in the (underlying) issuer (1.). 109 MorphoSys AG – Planegg — Annual Financial Statements as of December 31, 2023

BAILLIE GIFFORD & CO, ON DECEMBER 22, 2022 1. Issuer MorphoSys AG, Semmelweisstr. 7, 82152 Planegg, Germany LEI 529900493806K77LRE72 2. Reason for notification Acquisition/disposal of shares with voting rights 3. Details of person subject to the notification obligation Baillie Gifford & Co, Edinburgh, UK 5. Date on which threshold was crossed or reached 12/16/2022 6. Total position New % of voting rights attached to shares (total of 7.a.) 2.44% % of voting rights through instruments (total of 7.b.1+7.b.2) 0.00% Total of both in % (7.a.+7.b.) 2.44% Total number of voting rights pursuant to Sec. 41 WpHG 34231943 Previous notification % of voting rights attached to shares (total of 7.a.) 4.27% % of voting rights through instruments (total of 7.b.1+7.b.2) 0.00% Total of both in % (7.a.+7.b.) 4.27% 7. Details on total position a. Voting rights attached to shares (Sec. 33, 34 WpHG) lSIN DE0006632003 Absolute – indirect (Sec. 34 WpHG) 835292 In % - indirect (Sec. 34 WpHG) 2.44% Total - Absolute 835292 Total - in % 2.44% 8. Information in relation to the person subject of the notification obligation Full chain of controlled undertaking starting with the ultimate controlling natural person or legal entity Name % of voting rights in % if at least held 3% or more Baillie Gifford & Co % Baillie Gifford Overseas Limited % 110 MorphoSys AG – Planegg — Annual Financial Statements as of December 31, 2023

111

STEVEN BOYD (ARMISTICE CAPITAL MASTER FUND Ltd.), ON JANUARY 19, 2023

1. Issuer	MorphoSys AG, Semmelweisstr. 7, 82152 Planegg, Germany LEI 529900493806K77LRE72
2. Reason for notification	Acquisition/disposal of shares with voting rights
3. Details of person subject to the notification obligation	Steven Boyd, date of birth: 01/18/1991
4. Names of shareholder(s)	Armistice Capital Master Fund Ltd.
5. Date on which threshold was crossed or reached	01/10/2023
6. Total position	
New	
% of voting rights attached to shares (total of 7.a.)	5.16%
% of voting rights through instruments (total of 7.b.1+7.b.2)	0.00%
Total of both in % (7.a.+7.b.)	5.16%
Total number of voting rights pursuant to Sec. 41 WpHG	34231943
Previous notification	
% of voting rights attached to shares (total of 7.a.)	3.03%
% of voting rights through instruments (total of 7.b.1+7.b.2)	0.00%
Total of both in % (7.a.+7.b.)	3.03%
7. Details on total position	

a. a. Voting rights attached to shares (Sec. 33, 34 WpHG)
ISIN DE0006632003

Absolute – indirect (Sec. 34 WpHG)	1768000
In % - indirect (Sec. 34 WpHG)	5.16%
Total - Absolute	1768000
Total - in %	5.16%
8. Information in relation to the person subject of the notification obligation	
Full chain of controlled undertaking starting with the ultimate controlling natural person or legal entity:	

Name	% of voting rights in % if at least held 3% or more	Total of both (if at least held 5% or more)
Steven Boyd		
Armistice Capital LLC	5.16 %	5.16 %
-		
Steven Boyd		
Armistice Capital GP, LLC		
Armistice Capital Fund, LP		

MorphoSys AG – Planegg – Annual Financial Statements as of December 31, 2023

112

ARMISTICE CAPITAL OFFSHORE FUND Ltd., ON JANUARY 19, 2023

1. Issuer	MorphoSys AG, Semmelweisstr. 7, 82152 Planegg, Germany LEI 529900493806K77LRE72	
2. Reason for notification	Acquisition/disposal of shares with voting rights	
3. Details of person subject to the notification obligation	Armistice Capital Offshore Fund Ltd., Grand Cayman, Kaimaninseln	
4. Names of shareholder(s)	Armistice Capital Master Fund, Ltd.	
5. Date on which threshold was crossed or reached	01/10/2023	
6. Total position		
New		
% of voting rights attached to shares (total of 7.a.)	5.16%	
% of voting rights through instruments (total of 7.b.1+7.b.2)	0.00%	
Total of both in % (7.a.+7.b.)	5.16%	
Total number of voting rights pursuant to Sec. 41 WpHG	34231943	
Previous notification		
% of voting rights attached to shares (total of 7.a.)	3.03%	
% of voting rights through instruments (total of 7.b.1+7.b.2)	0.00%	
Total of both in % (7.a.+7.b.)	3.03%	
7. Details on total position		
a. a. Voting rights attached to shares (Sec. 33, 34 WpHG) ISIN DE0006632003		
Absolute – indirect (Sec. 34 WpHG)	1768000	
In % - indirect (Sec. 34 WpHG)	5.16%	
Total - Absolute	1768000	
Total - in %	5.16%	
8. Information in relation to the person subject of the notification obligation		
Full chain of controlled undertaking starting with the ultimate controlling natural person or legal entity:		
Name	% of voting rights in % if at least held 3% or more	Total of both (if at least held 5% or more)
Armistice Capital Offshore Fund, Ltd.		
Armistice Capital Master Fund, Ltd.	5.16 %	5.16 %

MorphoSys AG – Planegg – Annual Financial Statements as of December 31, 2023

ADAGE CAPITAL PARTNERS, L.P., ON NOVEMBER 22, 2023 1. Issuer MorphoSys AG, Semmelweisstr. 7, 82152 Planegg, Germany LEI 529900493806K77LRE72 2. Reason for notification Acquisition/disposal of shares with voting rights 3. Details of person subject to the notification obligation Adage Capital Partners, L.P. First name Robert Surname Atchinson Date of birth 10/24/1957 First name Phillip Surname Gross Date of birth 12/03/1959 4. Name(s) of shareholder(s) Name Adage Capital Partners, L.P. 5. Date on which threshold was crossed or reached 11/21/2023 6. Total position New % of voting rights attached to shares (total of 7.a.) 4.38% % of voting rights through instruments (total of 7.b.1+7.b.2) 0.00% Total of both in % (7.a.+7.b.) 4.38% Total number of voting rights pursuant to Sec. 41 WpHG 34231943 Previous notification % of voting rights attached to shares (total of 7.a.) 2.89% % of voting rights through instruments (total of 7.b.1+7.b.2) 0,00% Total of both in % (7.a.+7.b.) 2.89% 7. Details on total position a. Voting rights attached to shares (Sec. 33, 34 WpHG) lSIN DE0006632003 Absolute – indirect (Sec. 34 WpHG) 1500000 In % - indirect (Sec. 34 WpHG) 4.38% Total - Absolute 1500000 Total - in % 4.38% 8. Information in relation to the person subject of the notification obligation Full chain of controlled undertaking starting with the ultimate controlling natural person or legal entity Name % of voting rights in % if at least held 3% or more Robert Atchinson / Phillip Gross % Adage Capital Advisors, L.L.C. % Adage Capital Partners GP, L.L. C. % Adage Capital Partners, L.P. 4.38% - Robert Atchinson / Phillip Gross % Adage Capital Partners, L.L.C. % Adage Capital Management, L. P. 4.38% 113 MorphoSys AG – Planegg — Annual Financial Statements as of December 31, 2023

UNION INVESTMENT PRIVATFONDS GmbH, ON NOVEMBER 23, 2023 1. Issuer MorphoSys AG, Semmelweisstr. 7, 82152 Planegg, Germany LEI 529900493806K77LRE72 2. Reason for notification Acquisition/disposal of shares with voting rights 3. Details of person subject to the notification obligation Union Investment Privatfonds GmbH, Frankfurt am Main, Deutschland 5. Date on which threshold was crossed or reached 11/21/2023 6. Total positions New % of voting rights attached to shares (total of 7.a.) 0.72% % of voting rights through instruments (total of 7.b.1+7.b.2) 3.98% Total of both in % (7.a.+7.b.) 4.70% Total number of voting rights pursuant to Sec. 41 WpHG 34231943 Previous notification % of voting rights attached to shares (total of 7.a.) 3.13% % of voting rights through instruments (total of 7.b.1+7.b.2) 0.00% Total of both in % (7.a.+7.b.) 3.13% 7. Details on total positions a. Voting rights attached to shares (Sec. 33, 34 WpHG) lSIN DE0006632003 Absolute – indirect (Sec. 34 WpHG) 247044 In % - indirect (Sec. 34 WpHG) 0.72% Total - Absolute 247044 Total - in % 0.72% b.1. Instruments according to Sec. 38 (1) no. 1 WpHG Type of instrument Lent Securities Voting rights absolute 1361614 Voting rights in % 3.98% Total - Absolute 1361614 Total - in % 3.98% 8. Information in relation to the person subject of the notification obligation Person subject to the notification obligation (3.) is not controlled nor does it control any other undertaking(s) holding directly or indirectly an interest in the (underlying) issuer (1.). BLACKROCK, INC., ON NOVEMBER 27, 2023 1. Issuer MorphoSys AG, Semmelweisstr. 7, 82152 Planegg, Germany LEI 529900493806K77LRE72 2. Reason for notification Acquisition/disposal of shares with voting rights 3. Details of person subject to the notification obligation BlackRock, Inc., New York, New York, United States of America 5. Date on which threshold was crossed or reached 11/21/2023 6. Total positions New 114 MorphoSys AG – Planegg — Annual Financial Statements as of December 31, 2023

% of voting rights attached to shares (total of 7.a.) 2.35% % of voting rights through instruments (total of 7.b.1+7.b.2) 0.88% Total of both in % (7.a.+7.b.) 3.23% Total number of voting rights pursuant to Sec. 41 WpHG 34231943 Previous notification % of voting rights attached to shares (total of 7.a.) 3.26% % of voting rights through instruments (total of 7.b.1+7.b.2) 0.00% Total of both in % (7.a.+7.b.) 3.26% 7. Details on total positions a. Voting rights attached to shares (Sec. 33, 34 WpHG) lSIN DE0006632003 Absolute – Indirect (Sec. 34 WpHG) 795925 In % - Indirect (Sec. 34 WpHG) 2.33% a. Voting rights attached to shares (Sec. 33, 34 WpHG) lSIN US6177602025 Absolute – Indirect (Sec. 34 WpHG) 9241 In % - Indirect (Sec. 34 WpHG) 0.03% Total - Absolute 805166 Total - in % 2.35% b.1. Instruments according to Sec. 38 (1) no. 1 WpHG Type of instrument Lent Securities (right to recall) Voting rights absolute 300400 Voting rights in % 0.88% Total - Absolute 300400 Total - in % 0.88% 8. Information in relation to the person subject of the notification obligation Full chain of controlled undertakings starting with the ultimate controlling natural person or legal entity: Name % of voting rights (if at least 3% or more) BlackRock, Inc. % Trident Merger LLC % BlackRock Investment Management, LLC % - BlackRock, Inc. % BlackRock Holdco 2, Inc. % BlackRock Financial Management, Inc. % - BlackRock, Inc. % BlackRock Holdco 2, Inc. % BlackRock Financial Management, Inc. % BlackRock Capital Holdings, Inc. % BlackRock Advisors, LLC % - BlackRock, Inc. % Trident Merger LLC % 115 MorphoSys AG – Planegg — Annual Financial Statements as of December 31, 2023

BlackRock Investment Management, LLC % Amethyst Intermediate LLC % Aperio Holdings LLC % Aperio Group, LLC % - % BlackRock, Inc. BlackRock Holdco 2, Inc. % BlackRock Financial Management, Inc. % BlackRock Holdco 4, LLC % BlackRock Holdco 6, LLC % BlackRock Delaware Holdings Inc. % BlackRock Fund Advisors % - % BlackRock, Inc. BlackRock Holdco 2, Inc. % BlackRock Financial Management, Inc. % BlackRock Holdco 4, LLC % BlackRock Holdco 6, LLC % BlackRock Delaware Holdings Inc. % BlackRock Institutional Trust Company, National Association % - % BlackRock, Inc. BlackRock Holdco 2, Inc. % BlackRock Financial Management, Inc. % BlackRock International Holdings, Inc. % BR Jersey International Holdings L.P. % BlackRock Australia Holdco Pty. Ltd. % BlackRock Investment Management (Australia) Limited % - % BlackRock, Inc. % BlackRock Holdco 2, Inc. % BlackRock Financial Management, Inc. BlackRock International Holdings, Inc. % BR Jersey International Holdings L.P. % BlackRock Holdco 3, LLC % BlackRock Canada Holdings LP % BlackRock Canada Holdings ULC % BlackRock Asset Management Canada Limited % - % BlackRock, Inc. % BlackRock Holdco 2, Inc. % BlackRock Financial Management, Inc. % BlackRock International Holdings, Inc. BR Jersey International Holdings L.P. % BlackRock Holdco 3, LLC % BlackRock Cayman 1 LP % BlackRock Cayman West Bay Finco Limited % 116 MorphoSys AG – Planegg — Annual Financial Statements as of December 31, 2023

BlackRock Cayman West Bay IV Limited % BlackRock Group Limited BlackRock Finance Europe Limited % BlackRock Advisors (UK) Limited % - % BlackRock, Inc. % BlackRock Holdco 2, Inc. % BlackRock Financial Management, Inc. % BlackRock International Holdings, Inc. BR Jersey International Holdings L.P. % BlackRock Holdco 3, LLC % BlackRock Cayman 1 LP % BlackRock Cayman West Bay Finco Limited % BlackRock Cayman West Bay IV Limited % BlackRock Group Limited % BlackRock Finance Europe Limited % BlackRock Investment Management (UK) Limited % - % BlackRock, Inc. % BlackRock Holdco 2, Inc. % BlackRock Financial Management, Inc. % BlackRock International Holdings, Inc. BR Jersey International Holdings L.P. % BlackRock Holdco 3, LLC % BlackRock Cayman 1 LP % BlackRock Cayman West Bay Finco Limited % BlackRock Cayman West Bay IV Limited % BlackRock Group Limited BlackRock Luxembourg Holdco S.a.r.l. % BlackRock Investment Management Ireland Holdings Limited % BlackRock Asset Management Ireland Limited % - % BlackRock, Inc. % BlackRock Holdco 2, Inc. % BlackRock Financial Management, Inc. BlackRock International Holdings, Inc. % BR Jersey International Holdings L.P. % BlackRock Holdco 3, LLC % BlackRock Cayman 1 LP % BlackRock Cayman West Bay Finco Limited % BlackRock Cayman West Bay IV Limited % BlackRock Group Limited % BlackRock Luxembourg Holdco S.a.r.l. % BlackRock UK Holdco Limited % BlackRock Asset Management Schweiz AG % - % BlackRock, Inc. % 117 MorphoSys AG – Planegg — Annual Financial Statements as of December 31, 2023

BlackRock Holdco 2, Inc. BlackRock Financial Management, Inc. % BlackRock International Holdings, Inc. % BR Jersey International Holdings L.P. % BlackRock Holdco 3, LLC % BlackRock Cayman 1 LP % BlackRock Cayman West Bay Finco Limited % BlackRock Cayman West Bay IV Limited % BlackRock Group Limited % BlackRock Finance Europe Limited % BlackRock (Netherlands) B.V. % BlackRock Asset Management Deutschland AG % - % SIH PARTNERS, LLLP, ON DECEMBER 01, 2023 1. Issuer MorphoSys AG, Semmelweisstr. 7, 82152 Planegg, Germany LEI 529900493806K77LRE72 2. Reason for notification Acquisition/disposal of shares with voting rights Acquisition/disposal of instruments 3. Details of person subject to the notification obligation SIH Partners, LLLP, Wilmington, Delaware, United States of America 5. Date on which threshold was crossed or reached 11/29/2023 6. Total positions New % of voting rights attached to shares (total of 7.a.) 0.62% % of voting rights through instruments (total of 7.b.1+7.b.2) 4.12% Total of both in % (7.a.+7.b.) 4.74% Total number of voting rights pursuant to Sec. 41 WpHG 34231943 Previous notification % of voting rights attached to shares (total of 7.a.) 0.51% % of voting rights through instruments (total of 7.b.1+7.b.2) 4.54% Total of both in % (7.a.+7.b.) 5.05% 7. Details on total positions a. Voting rights attached to shares (Sec. 33, 34 WpHG) lSIN DE0006632003 Absolute - Indirect (Sec. 34 WpHG) 213483 In % - Indirect (Sec. 34 WpHG) 0.62% Summe - Absolute 213483 Summe - in % 0.62% b.2. Instruments according to Sec. 38 (1) no. 2 WpHG Type of instrument Option Call Cash or physical settlement Physical Voting rights absolute 686300 Voting rights in % 2.00% Type of instrument Option Put 118 MorphoSys AG – Planegg — Annual Financial Statements as of December 31, 2023

Cash or physical settlement Physical Voting rights absolute 724000 Voting rights in % 2.11% Total - Absolute 1410300 Total - in % 4.12% 8. Information in relation to the person subject of the notification obligation Full chain of controlled undertakings starting with the ultimate controlling natural person or legal entity: Name % of voting rights (if at least held 3% or more) SIH Partners, LLLP % Susquehanna International Holdings, LLC % Susquehanna Dublin Holdings % Susquehanna International Securities Limited 4.74% - % SIH Partners, LLLP % Susquehanna International Holdings, LLC % Susquehanna Europe Holdings Limited % Susquehanna International Group Limited % - % 119 MorphoSys AG – Planegg — Annual Financial Statements as of December 31, 2023

T. ROWE PRICE GROUP, INC., ON DECEMBER 07, 2023 1. Issuer MorphoSys AG, Semmelweisstr. 7, 82152 Planegg, Germany LEI 529900493806K77LRE72 2. Reason for notification Acquisition/disposal of shares with voting rights 3. Details of person subject to the notification obligation T. Rowe Price Group, Inc., Baltimore, Maryland, United States of America 5. Date on which threshold was crossed or reached 12/04/2023 6. Total positions New % of voting rights attached to shares (total of 7.a.) 5.04% % of voting rights through instruments (total of 7.b.1+7.b.2) 0.00% Total of both in % (7.a.+7.b.) 5.04% Total number of voting rights pursuant to Sec. 41 WpHG 34231943 Previous notification % of voting rights attached to shares (total of 7.a.) 4.91% % of voting rights through instruments (total of 7.b.1+7.b.2) 0.00% Total of both in % (7.a.+7.b.) 4.91% 7. Details on total positions a. Voting rights attached to shares (Sec. 33, 34 WpHG) US6177602025 Absolute – indirect (Sec. 34 WpHG) 1724150 In % - indirect (Sec. 34 WpHG) 5.04% Total - Absolute 1724150 Total - in % 5.04% 8. Information in relation to the person subject of the notification obligation Full chain of controlled undertaking starting with the ultimate controlling natural person or legal entity Name % of voting rights (if at least 3% or more) T. Rowe Price Group, Inc. % T. Rowe Price Associates, Inc. % T. Rowe Price Investment Management, Inc. 4.59% 120 MorphoSys AG – Planegg — Annual Financial Statements as of December 31, 2023

121

KYNAM GLOBAL HEALTHCARE OFFSHORE FUND, LTD., ON DECEMBER 11, 2023

1. Issuer	MorphoSys AG, Semmelweisstr. 7, 82152 Planegg, Germany LEI 529900493806K77LRE72	
2. Reason for notification	Acquisition/disposal of shares with voting rights	
3. Details of person subject to the notification obligation	Kynam Global Healthcare Offshore Fund, LTD., Grand Cayman, Kaimaninseln	
4. Name(s) of shareholder(s)	Kynam Global Healthcare Master Fund, LP	
5. Date on which threshold was crossed or reached	12/01/2023	
6. Total positions		
New		
% of voting rights attached to shares (total of 7.a.)	5.33%	
% of voting rights through instruments (total of 7.b.1.+ 7.b.2.)	0.00%	
Total of both in % (7.a. + 7.b.)	5.33%	
Total number of voting rights pursuant to Sec. 41 WpHG	34231943	
Previous notification		
% of voting rights attached to shares (total of 7.a.)	3.17%	
% of voting rights through instruments (total of 7.b.1.+ 7.b.2.)	0.00%	
Total of both in % (7.a. + 7.b.)	3.17%	
7. Details on total positions		
a. a. Voting rights attached to shares (Sec. 33, 34 WpHG) ISIN DE0006632003		
Absolute – Indirect (Sec. 34 WpHG)	1825619	
In % - Indirect (Sec. 34 WpHG)	5.33%	
Total - Absolute	1825619	
Total - in %	5.33%	
8. Information in relation to the person subject of the notification obligation		
Full chain of controlled undertakings starting with the ultimate controlling natural person or legal entity:		
Name	% of voting rights (if at least held 3% or more)	Total of both (if at least held 5% or more)
-Kynam Global Healthcare Offshore	%	
-Kynam Global Healthcare Master Fund, LP	5.33%	5.33%

BANK OF AMERICA CORPORATION, ON DECEMBER 13, 2023

1. Issuer	MorphoSys AG, Semmelweisstr. 7, 82152 Planegg, Germany LEI 529900493806K77LRE72
2. Reason for notification	Acquisition/disposal of instruments
3. Details of person subject to the notification obligation	Bank of America Corporation, Wilmington, DE, United States of America

MorphoSys AG – Planegg – Annual Financial Statements as of December 31, 2023

5. Date on which threshold was crossed or reached 12/08/2023 6. Total positions New % of voting rights attached to shares (total of 7.a.) 1.27% % of voting rights through instruments (total of 7.b.1. + 7.b.2.) 5.01% Total of both in % (7.a. + 7.b.) 6.28% Total number of voting rights pursuant to Sec. 41 WpHG 34231943 Previous notification % of voting rights attached to shares (total of 7.a.) 1.80% % of voting rights through instruments (total of 7.b.1. + 7.b.2.) 4.55% Total of both in % (7.a. + 7.b.) 6.35% 7. Details on total positions a. Voting rights attached to shares (Sec. 33, 34 WpHG) lSIN DE0006632003 Absolute – Indirect (Sec. 34 WpHG) 336219 In % - Indirect (Sec. 34 WpHG) 0.98% ISIN US6177602025 Absolute – Indirect (Sec. 34 WpHG) 99065 In % - Indirect (Sec. 34 WpHG) 0.29% Total - Absolute 435284 Total - in % 1.27% b.1. Instruments according to Sec. 38 (1) no. 1 WpHG Type of instrument Right to Recall Common Stock Voting rights absolute 162972 Voting rights in % 0.48% Type of instrument Right to Recall Depositary Receipts Voting rights absolute 21625 Voting rights in % 0.06% Type of instrument Rights of Use Common Stock Voting rights absolute 660430 Voting rights in % 1.93% Type of instrument Rights of Use Depository Receipts Voting rights absolute 142 Voting rights in % 0.00% Total - Absolute 845169 Total - in % 2.47% b.2. Instruments according to Sec. 38 (1) no. 2 WpHG Type of instrument Swaps Cash or physical settlement Cash Voting rights absolute 493195 Voting rights in % 1.44% Art des Instruments Put Option Cash or physical settlement Physical Voting rights absolute 375000 122 MorphoSys AG – Planegg — Annual Financial Statements as of December 31, 2023

Voting rights in % 1.10% Total - Absolute 868195 Total - in % 2.54% 8. Information in relation to the person subject of the notification obligation Full chain of controlled undertakings starting with the ultimate controlling natural person or legal entity: Name % of voting rights (if at least held 3% or more) Bank of America Corporation % NB Holdings Corporation % BofAML Jersey Holdings Limited % BofAML EMEA Holdings 2 Limited % Merrill Lynch International % - % Bank of America Corporation % NB Holdings Corporation % BAC North America Holding Company % Bank of America, National Association % - % Bank of America Corporation % NB Holdings Corporation % BofA Securities, Inc % JPMORGAN CHASE & CO., ON DECEMBER 22, 2023 1. Issuer MorphoSys AG, Semmelweisstr. 7, 82152 Planegg, Germany LEI 529900493806K77LRE72 2. Reason for notification Acquisition/disposal of shares with voting rights 3. Details of person subject to the notification obligation JPMorgan Chase & Co., Wilmington, Delaware, United States of America 4. Name(s) of shareholder(s) J.P. Morgan Securities LLC 5. Date on which threshold was crossed or reached 12/19/2023 6. Total positions New % of voting rights attached to shares (total of 7.a.) 6.48% & of voting rights through instruments (total of 7.b.1+7.b.2) 3.53% Total of both in % (7.a.+7.b.) 10.001628728638% Total number of voting rights pursuant to Sec. 41 WpHG 37655137 Previous notification % of voting rights attached to shares (total of 7.a.) 5.82% % of voting rights through instruments (total of 7.b.1+7.b.2) 3.42% Total of both in % (7.a.+7.b.) 9.24% 123 MorphoSys AG – Planegg — Annual Financial Statements as of December 31, 2023

124

7. Details on total positions

a. Voting rights attached to shares (Sec. 33, 34 WpHG)
ISIN DE0006632003

Absolute - indirect (Sec. 34 WpHG)	2438373
In % - indirect (Sec. 34 WpHG)	6.48%
Total - Absolute	2438373
Total - in %	6.48%

b.1. Instruments according to Sec. 38 (1) no. 1 WpHG

Type of instrument	Internal right to recall shares lent out
Voting rights absolute	497935
Voting rights in %	1.32%
Type of instrument	Third Party convertible bonds - right of use held
Voting rights absolute	7616
Voting rights in %	0.02%
Type of instrument	Right to recall shares lent out
Voting rights absolute	110386
Voting rights in %	0.29%
Total Voting rights absolute	615937
Total Voting rights in %	1.64%

b.2. Instruments according to Sec. 38 (1) no. 2 WpHG

Type of instrument	Convertible bonds
Cash or physical settlement	Physical
Voting rights absolute	460810
Voting rights in %	1.22%
Type of instrument	Cash-settled Call Options
Cash or physical settlement	Cash
Voting rights absolute	4598
Voting rights in %	0.01%
Type of instrument	Physically-settled Put Options
Cash or physical settlement	Cash
Voting rights absolute	3125
Voting rights in %	0.01%
Type of instrument	Equity Swap
Cash or physical settlement	Cash
Voting rights absolute	243284
Voting rights in %	0.65%
Total Voting rights absolute	711817
Total Voting rights in %	1.89%

8. Information in relation to the person subject of the notification obligation

Full chain of controlled undertaking starting with the ultimate controlling natural person or legal entity

Name	% of voting rights (if at least 3% or more)	Total of both (if at least held 5% or more)
JPMorgan Chase & Co.	%	
JPMorgan Chase Bank, National Association	%	
J.P. Morgan International Finance Limited	%	
J.P. Morgan Capital Holdings Limited	%	
J.P. Morgan Securities plc	%	

MorphoSys AG – Planegg – Annual Financial Statements as of December 31, 2023

125

-

JPMorgan Chase & Co.	%	
JPMorgan Chase Holdings LLC	%	
J.P. Morgan Broker-Dealer Holdings Inc.	%	
J.P. Morgan Securities LLC	5.16%	6.63%

-

JPMorgan Chase & Co.	%
JPMorgan Chase Bank, National Association	%
J.P. Morgan International Finance Limited	%
J.P. Morgan Structured Products B.V.	%

THE GOLDMAN SACHS GROUP, INC., ON DECEMBER 28 2023

1. Issuer	MorphoSys AG, Semmelweisstr. 7, 82152 Planegg, Germany LEI 529900493806K77LRE72
2. Reason for notification	Acquisition/disposal of instruments Other reason: Voluntary group notification with triggered treshold on subsidiary level
3. Details of person subject to the notification obligation	The Goldman Sachs Group, Inc., Wilmington, Delaware, United States of America
5. Date on which threshold was crossed or reached	12/20/2023
6. Total positions	
New	
% of voting rights attached to shares (total of 7.a.)	0.18%
% of voting rights through instruments (total of 7.b.1+7.b.2)	15.98%
Total of both in % (7.a.+7.b.)	16.16%
Total number of voting rights pursuant to Sec. 41 WpHG	37655137
Previous notification	
% of voting rights attached to shares (total of 7.a.)	0.11%
% of voting rights through instruments (total of 7.b.1+7.b.2)	17.61%
Total of both in % (7.a.+7.b.)	17.72%
7. Details on total positions	
a. Voting rights attached to shares (Sec. 33, 34 WpHG) ISIN DE0006632003	
Absolute - indirect (Sec. 34 WpHG)	39908
In % - indirect (Sec. 34 WpHG)	0.11%
b. Voting rights attached to shares (Sec. 33, 34 WpHG) ISIN US6177602025	
Absolute - indirect (Sec. 34 WpHG)	27615
In % - indirect (Sec. 34 WpHG)	0.07%
Total - Absolute	67523
Total - in %	0.18%
b.1. Instruments according to Sec. 38 (1) no. 1 WpHG	

MorphoSys AG – Planegg – Annual Financial Statements as of December 31, 2023

126

Type of instrument	Right To Recall
Voting rights absolute	1615651
Voting rights in %	4.29%
Type of instrument	Right Of Use
Voting rights absolute	2517532
Voting rights in %	6.69%
Type of instrument	Convertible Bond
Voting rights absolute	388440
Voting rights in %	1.03%
Total Voting rights absolute	4521623
Total Voting rights in %	12.01%

b.2. Instruments according to Sec. 38 (1) no. 2 WpHG

Type of instrument	Swap
Cash or physical settlement	Cash
Voting rights absolute	427051
Voting rights in %	1.13%
Type of instrument	Call Warrant
Cash or physical settlement	Cash
Voting rights absolute	167459
Voting rights in %	0.44%
Type of instrument	Put Option
Cash or physical settlement	Physical
Voting rights absolute	900000
Voting rights in %	2.39%
Total Voting rights absolute	1494510
Total Voting rights in %	3.97%

8. Information in relation to the person subject of the notification obligation

Full chain of controlled undertaking starting with the ultimate controlling natural person or legal entity

Name	% of voting rights through instruments (if at least held 5% or more)	Total of both (if at least held 5% or more)
The Goldman Sachs Group, Inc.	%	
GSAM Holdings LLC	%	
Goldman Sachs Asset Management, L.P.	%	
–		
The Goldman Sachs Group, Inc.	%	
GSAM Holdings LLC	%	
Goldman Sachs Asset Management Holdings LLC	%	
Goldman Sachs Asset Management UK Holdings I Ltd	%	
Goldman Sachs Asset Management UK Holdings II Ltd	%	
Goldman Sachs Asset Management Holdings I B.V. / Goldman Sachs Asset Management Holdings II B.V.	%	
Goldman Sachs Asset Management Holdings B.V.		
–	%	
The Goldman Sachs Group, Inc.	%	

MorphoSys AG – Planegg – Annual Financial Statements as of December 31, 2023

Goldman Sachs Bank USA % Goldman Sachs Bank Europe SE — % The Goldman Sachs Group, Inc. % Goldman Sachs (UK) L.L.C. % Goldman Sachs Group UK Limited % Goldman Sachs International Bank — % The Goldman Sachs Group, Inc. % Folio Financial, Inc. % Folio Investments, Inc. — % The Goldman Sachs Group, Inc. % Goldman Sachs & Co. LLC 7.23% 7.30% — % The Goldman Sachs Group, Inc. % Goldman Sachs (UK) L.L.C. % Goldman Sachs Group UK Limited % Goldman Sachs International 7.81% 7.81% 127 MorphoSys AG – Planegg — Annual Financial Statements as of December 31, 2023

128

DWS INVESTMENT GmbH, ON DECEMBER 28, 2023

	1. Issuer	MorphoSys AG, Semmelweisstr. 7, 82152 Planegg, Germany LEI 529900493806K77LRE72
	2. Reason for notification	Other reason: Equity collateral received
	3. Details of person subject to the notification obligation	DWS Investment GmbH, Frankfurt am Main, Germany
	5. Date on which threshold was crossed or reached	12/21/2023
	6. Total Positions	
	New	
	% of voting rights attached to shares (total of 7.a.)	3.03%
	% of voting rights through instruments (total of 7.b.1+7.b.2)	0.06%
	Total of both in % (7.a.+7.b.)	3.10%
	Total number of voting rights pursuant to Sec. 41 WpHG	37655137
	Previous notification	
	% of voting rights attached to shares (total of 7.a.)	2.74%
	% of voting rights through instruments (total of 7.b.1+7.b.2)	0.07%
	Total of both in % (7.a.+7.b.)	2.81%
	7. Details on total positions	
a.	a. Voting rights attached to shares (Sec. 33, 34 WpHG) ISIN DE0006632003	
	Absolute - indirect (Sec. 34 WpHG)	1142811
	In % - indirect (Sec. 34 WpHG)	3.03%
	Total - Absolute	1142811
	Total - in %	3.03%
	b.1. Instruments according to Sec. 38 (1) no. 1 WpHG	
	Type of instrument	Right to Recall
	Voting rights absolute	23000
	Voting rights in %	0.06%
	Total - Absolute	23000
	Total - in %	0.06%
	8. Information in relation to the person subject of the notification obligation	
	Person subject to the notification obligation (3.) is not controlled nor does it control any other undertaking(s) holding directly or indirectly an interest in the (underlying) issuer (1.).	
	10. Other useful information	Equity collateral received via transfer of title

MorphoSys AG – Planegg – Annual Financial Statements as of December 31, 2023

MORGAN STANLEY, ON DECEMBER 28, 2023 1. Issuer MorphoSys AG, Semmelweisstr. 7, 82152 Planegg, Germany LEI 529900493806K77LRE72 2. Reason for notification Acquisition/disposal of shares with voting rights Other reason: exercise of instruments 3. Details of person subject to the notification obligation Morgan Stanley, Wilmington, Delaware, United States of America 5. Date on which threshold was crossed or reached 12/19/2023 6. Total Positions New % of voting rights attached to shares (total of 7.a.) 2.57% % of voting rights through instruments (total of 7.b.1+7.b.2) 9.99% Total of both in % (7.a.+7.b.) 12.55% Total number of voting rights pursuant to Sec. 41 WpHG 37655137 Previous notification % of voting rights attached to shares (total of 7.a.) 3.88% % of voting rights through instruments (total of 7.b.1+7.b.2) 10.71% Total of both in % (7.a.+7.b.) 14.59% 7. Details on total positions a. a. Voting rights attached to shares (Sec. 33, 34 WpHG) ISIN DE0006632003 Absolute – indirect (Sec. 34 WpHG) 967132 In % - indirect (Sec. 34 WpHG) 2.57% Total - Absolute 967132 Total - in % 2.57% b.1. Instruments according to Sec. 38 (1) no. 1 WpHG Type of instrument Right of recall over securities lending agreements Absolute 696781 In % 1.85% Total - Absolute 696781 Total - in % 1.85% b.2. Instruments according to Sec. 38 (1) no. 2 WpHG Type of instrument Equity Put Option Cash or physical settlement Physical Absolute 2000000 In % 5.31% Type of instrument Retail Structured Product Cash or physical settlement Cash Absolute 15 In % 0.00% Type of instrument Equity Swap Cash or physical settlement Cash Absolute 1063201 In % 2.82% 129 MorphoSys AG – Planegg — Annual Financial Statements as of December 31, 2023

130

Total - Absolute	3063216	
Total - in %	8.13%	
8. Information in relation to the person subject of the notification obligation		
Full chain of controlled undertakings starting with the ultimate controlling natural person or legal entity:		
Name	% of voting rights through instruments (if at least held 5% or more)	Total of both (if at least held 5% or more)
Morgan Stanley		
Morgan Stanley Capital Management, LLC		
Morgan Stanley Domestic Holdings, LLC		
Morgan Stanley Capital Services LLC		
-		
Morgan Stanley		
Morgan Stanley Capital Management, LLC		
Morgan Stanley & Co. LLC		
-		
Morgan Stanley		
Morgan Stanley International Holdings Inc.		
Morgan Stanley International Limited		
Morgan Stanley Investments (UK)		
Morgan Stanley & Co. International plc	6.49%	7.30%
-		
Morgan Stanley		
Morgan Stanley Capital Management, LLC		
Morgan Stanley & Co. LLC		
Prime Dealer Services Corp.		
-		
Morgan Stanley		
Morgan Stanley Capital Management, LLC		
Morgan Stanley Smith Barney LLC		

After the end of the reporting period (December 31, 2023), the Company published the following notifications of shareholdings that require reporting in accordance with Section 33 (1) of the German Securities Trading Act (WpHG) (status as of March 12, 2024):

KYNAM GLOBAL HEALTHCARE MASTER FUND, LP, ON FEBRUARY 14, 2024

1. Issuer	MorphoSys AG, Semmelweisstr. 7, 82152 Planegg, Germany LEI 529900493806K77LRE72
2. Reason for notification	Acquisition/disposal of shares with voting rights
3. Details of person subject to the notification obligation	Natural person (first name, surname): Yue Tang Date of birth: 03/16/1977
4. Name(s) of shareholder(s)	Kynam Global Healthcare Master Fund, LP
5. Date on which threshold was crossed or reached	02/06/2024
6. Total positions	

MorphoSys AG – Planegg – Annual Financial Statements as of December 31, 2023

131

New	
% of voting rights attached to shares (total of 7.a.)	9.80%
% of voting rights through instruments (total of 7.b.1.+ 7.b.2.)	1.33%
Total of both in % (7.a. + 7.b.)	11.13%
Total number of voting rights pursuant to Sec. 41 WpHG	37655137
Previous notification	
% of voting rights attached to shares (total of 7.a.)	5.12%
% of voting rights through instruments (total of 7.b.1.+ 7.b.2.)	0.00%
Total of both in % (7.a. + 7.b.)	5.12%
7. Details on total positions	
a. a. Voting rights attached to shares (Sec. 33, 34 WpHG) ISIN DE0006632003	
Absolute - Indirect (Sec. 34 WpHG)	3690331
In % - Indirect (Sec. 34 WpHG)	9.80%
Total - Absolute	3690331
Total - in %	9.80%
b.1. Instruments according to Sec. 38 (1) no. 1 WpHG	
Type of instrument	Lent Securities (right to recall)
Absolute - Indirect (Sec. 38 WpHG)	500000
In % - Indirect (Sec. 38 WpHG)	1.33%
Total - Absolute	500000
Total - in %	1.33%
8. Information in relation to the person subject of the notification obligation	
Full chain of controlled undertakings starting with the ultimate controlling natural person or legal entity:	

Name	% of voting rights (if at least held 3% or more)	Total of both (if at least held 5% or more)
Yue Tang		
Kynam Capital Management GP, LLC	%	
Kynam Capital Management, LP	9.80%	11.13%
Yue Tang		
Kynam Fund GP, LLC		
Kynam Global Healthcare Master Fund, LP	8.34%	9.67%

MorphoSys AG – Planegg – Annual Financial Statements as of December 31, 2023

JPMORGAN CHASE & CO, ON FEBRUARY 19, 2024 1. Issuer MorphoSys AG, Semmelweisstr. 7, 82152 Planegg, Germany LEI 529900493806K77LRE72 2. Reason for notification Acquisition/disposal of shares with voting rights Other reason: voluntary group notification with triggered threshold on subsidiary level 3. Details of person subject to the notification obligation JPMorgan Chase & Co. Wilmington, Delaware, United States of America (USA) 4. Names of shareholder(s) J.P. Morgan Securities plc 5. Date on which threshold was crossed or reached 02/14/2024 6. Total positions New % of voting rights attached to shares (total of 7.a.) 5.94% % of voting rights through instruments (total of 7.b.1+7.b.2) 3.26% Total of both in % (7.a.+7.b.) 9.20% Total number of voting rights pursuant to Sec. 41 WpHG 37655137 Previous notification % of voting rights attached to shares (total of 7.a.) 6.07% % of voting rights through instruments (total of 7.b.1+7.b.2) 3.39% Total of both in % (7.a.+7.b.) 9.47% 7. Details on total positions a. Voting rights attached to shares (Sec. 33, 34 WpHG) ISIN: DE0006632003 Absolute – indirect (Sec. 34 WpHG) 2237062 In % - indirect (Sec. 34 WpHG) 5.94% Total - Absolute 2237062 Total - in % 5.94% b.1. Instruments according to Sec. 38 (1) no. 1 WpHG Type of instrument Internal right to recall shares lent out Voting rights absolute 358967 Voting rights in % 0.95% Sum - absolute 358967 Sum - in % 0.95% b.2. Instruments according to Sec. 38 (1) no. 2 WpHG Type of instrument Convertible bonds Cash or physical settlement Physical Voting rights absolute 373980 Voting rights in % 0.99% Type of instrument Cash-settled Call Options 132 MorphoSys AG – Planegg — Annual Financial Statements as of December 31, 2023

Cash or physical settlement Cash Voting rights absolute 4171 Voting rights in % 0.01% Type of instrument Physically-settled Put Options Cash or physical settlement Physical Voting rights absolute 3125 Voting rights in % 0.01% Type of instrument Equity Swap Cash or physical settlement Cash Voting rights absolute 486237 Voting rights in % 1.29% Total Voting rights absolute 867513 Total Voting rights in % 2.30% 8. Information in relation to the person subject of the notification obligation Full chain of controlled undertaking starting with the ultimate controlling natural person or legal entity Name % of voting rights (if at least 3% or more) Total of both (if at least 5% or more) JPMorgan Chase & Co. % % JPMorgan Chase Bank, National Association % % J.P. Morgan International Finance Limited % % J.P. Morgan Capital Holdings Limited % % J.P. Morgan Securities plc 4.91% 7.11% - % % JPMorgan Chase & Co. % % JPMorgan Chase Holdings LLC % % J.P. Morgan Broker-Dealer Holdings Inc. % % J.P. Morgan Securities LLC % % — % % JPMorgan Chase & Co. % % JPMorgan Chase Bank, National Association % % J.P. Morgan International Finance Limited % % J.P. Morgan Structured Products B.V. % % 133 MorphoSys AG – Planegg — Annual Financial Statements as of December 31, 2023

134

MORGAN STANLEY, ON FEBRUARY 20, 2024

	1. Issuer	MorphoSys AG, Semmelweisstr. 7, 82152 Planegg, Germany LEI 529900493806K77LRE72
	2. Reason for notification	Acquisition/disposal of shares with voting rights Other reason: voluntary group notification with triggered threshold on subsidiary level
	3. Details of person subject to the notification obligation	Morgan Stanley, Wilmington, Delaware, United States of America
	4. Names of shareholder(s)	Morgan Stanley & Co. International plc Morgan Stanley & Co. LLC
	5. Date on which threshold was crossed or reached	02/13/2024
	6. Total Positions	
	New	
	% of voting rights attached to shares (total of 7.a.)	6.77%
	% of voting rights through instruments (total of 7.b.1+7.b.2)	6.92%
	Total of both in % (7.a.+7.b.)	13.70%
	Total number of voting rights pursuant to Sec. 41 WpHG	37655137
	Previous notification	
	% of voting rights attached to shares (total of 7.a.)	6.66%
	% of voting rights through instruments (total of 7.b.1+7.b.2)	6.73%
	Total of both in % (7.a.+7.b.)	13.40%
	7. Details on total positions	
a.	a. Voting rights attached to shares (Sec. 33, 34 WpHG) ISIN DE0006632003	
	Absolute - indirect (Sec. 34 WpHG)	2550870
	In % - indirect (Sec. 34 WpHG)	6.77%
	Total - Absolute	2550870
	Total - in %	6.77%
	b.1. Instruments according to Sec. 38 (1) no. 1 WpHG	
	Type of instrument	Right of recall over securities lending agreements
	Absolute	516072
	In %	1.37%
	Total - Absolute	516072
	Total - in %	1.37%
	b.2. Instruments according to Sec. 38 (1) no. 2 WpHG	
	Type of instrument	Equity Put Option
	Cash or physical settlement	Physical
	Absolute	2000000
	In %	5.31%

MorphoSys AG – Planegg – Annual Financial Statements as of December 31, 2023

Type of instrument Retail Structured Product Cash or physical settlement Cash Absolute 2 In % 0.00% Type of instrument Equity Swap Cash or physical settlement Cash Absolute 90283 In % 0.24% Total - Absolute 2090285 Total - in % 5.55% 8. Information in relation to the person subject of the notification obligation Full chain of controlled undertakings starting with the ultimate controlling natural person or legal entity: Name % of voting rights (if at least 3% or more) % of voting rights through instruments (if at least 5% or more) Total of both (if at least held 5% or more) Morgan Stanley Morgan Stanley Capital Management, LLC Morgan Stanley Domestic Holdings, LLC Morgan Stanley Capital Services LLC - Morgan Stanley Morgan Stanley Capital Management, LLC Morgan Stanley & Co. LLC 3.47% - Morgan Stanley Morgan Stanley International Holdings Inc. Morgan Stanley International Limited Morgan Stanley Investments (UK) Morgan Stanley & Co. International plc 3.27% 5.52% 8.79% - Morgan Stanley Morgan Stanley Capital Management, LLC Morgan Stanley & Co. LLC 3.47% Prime Dealer Services Corp. - Morgan Stanley Morgan Stanley Capital Management, LLC Morgan Stanley Smith Barney LLC 135 MorphoSys AG – Planegg — Annual Financial Statements as of December 31, 2023

BANK OF AMERICA CORPORATION, ON FEBRUARY 21, 2024 1. Issuer MorphoSys AG, Semmelweisstr. 7, 82152 Planegg, Germany LEI 529900493806K77LRE72 2. Reason for notification Acquisition/disposal of shares with voting rights 3. Details of person subject to the notification obligation Bank of America Corporation, Wilmington, DE, United States of America 5. Date on which threshold was crossed or reached 02/15/2024 6. Total positions New % of voting rights attached to shares (total of 7.a.) 3.19% % of voting rights through instruments (total of 7.b.1. + 7.b.2.) 3.77% Total of both in % (7.a. + 7.b.) 6.96% Total number of voting rights pursuant to Sec. 41 WpHG 37655137 Previous notification % of voting rights attached to shares (total of 7.a.) 2.12% % of voting rights through instruments (total of 7.b.1. + 7.b.2.) 4.62% Total of both in % (7.a. + 7.b.) 6.74% 7. Details on total positions a. Voting rights attached to shares (Sec. 33, 34 WpHG) lSIN DE0006632003 Absolute – Indirect (Sec. 34 WpHG) 885446 In % - Indirect (Sec. 34 WpHG) 2.35% ISIN US6177602025 Absolute – Indirect (Sec. 34 WpHG) 316901 In % - Indirect (Sec. 34 WpHG) 0.84% Total - Absolute 1202347 Total - in % 3.19% b.1. Instruments according to Sec. 38 (1) no. 1 WpHG Type of instrument Right to Recall Voting rights absolute 322801 Voting rights in % 0.86% Type of instrument Rights of Use Voting rights absolute 258634 Voting rights in % 0.69% Type of instrument Physical Call Option Voting rights absolute 62500 Voting rights in % 0.17% Total - Absolute 643935 Total - in % 1.71% b.2. Instruments according to Sec. 38 (1) no. 2 WpHG Type of instrument Swaps 136 MorphoSys AG – Planegg — Annual Financial Statements as of December 31, 2023

Cash or physical settlement Cash Voting rights absolute 401196 Voting rights in % 1.07% Art des Instruments Put Option Cash or physical settlement Physical Voting rights absolute 375000 Voting rights in % 1.00% Total - Absolute 776196 Total - in % 2.06% 8. Information in relation to the person subject of the notification obligation Full chain of controlled undertakings starting with the ultimate controlling natural person or legal entity: Name Total of both (if at least 5% or more) Bank of America Corporation % NB Holdings Corporation % BofAML Jersey Holdings Limited % BofAML EMEA Holdings 2 Limited % Merrill Lynch International 5.61% - % Bank of America Corporation % NB Holdings Corporation % BAC North America Holding Company % Bank of America, National Association % - % Bank of America Corporation % NB Holdings Corporation % BofA Securities, Inc % - % Bank of America Corporation % NB Holdings Corporation % BAC North America Holding Company % Bank of America, National Association % U.S. Trust Company of Delaware % BARCLAYS PLC, ON FEBRUARY 21, 2024 1. Issuer MorphoSys AG, Semmelweisstr. 7, 82152 Planegg, Germany LEI 529900493806K77LRE72 2. Reason for notification Acquisition/disposal of shares with voting rights 3. Details of person subject to the notification obligation Barclays PLC, London, United Kingdom 4. Names of shareholder(s) Barclays Capital Securities Limited 5. Date on which threshold was crossed or reached 02/16/2024 6. Total positions New 137 MorphoSys AG – Planegg — Annual Financial Statements as of December 31, 2023

% of voting rights attached to shares (total of 7.a.) 3.29% % of voting rights through instruments (total of 7.b.1. + 7.b.2.) 3.58% Total of both in % (7.a. + 7.b.) 6.87% Total number of voting rights pursuant to Sec. 41 WpHG 37655137 Previous notification % of voting rights attached to shares (total of 7.a.) 2.10% % of voting rights through instruments (total of 7.b.1. + 7.b.2.) 3.14% Total of both in % (7.a. + 7.b.) 5.24% 7. Details on total positions a. Voting rights attached to shares (Sec. 33, 34 WpHG) lSIN DE0006632003 Absolute – Indirect (Sec. 34 WpHG) 1238952 In % - Indirect (Sec. 34 WpHG) 3.29% Total - Absolute 1238952 Total - in % 3.29% b.1. Instruments according to Sec. 38 (1) no. 1 WpHG Type of instrument Right to Recall Voting rights absolute 1186930 Voting rights in % 3.15% Total - Absolute 1186930 Total - in % 3.15% b.2. Instruments according to Sec. 38 (1) no. 2 WpHG Type of instrument Portfolio Swaps Cash or physical settlement Cash Voting rights absolute 126784 Voting rights in % 0.34% Art des Instruments Convertible bonds Cash or physical settlement Physical Voting rights absolute 35050 Voting rights in % 0.09% Total - Absolute 161834 Total - in % 0.43% 8. Information in relation to the person subject of the notification obligation Full chain of controlled undertakings starting with the ultimate controlling natural person or legal entity: Name % of voting rights (if at least held 3% or more) Barclays PLC % Barclays Bank PLC % Barclays US Holdings Limited % Barclays US LLC % Barclays Group US Inc. % Barclays Capital Inc. % - % 138 MorphoSys AG – Planegg — Annual Financial Statements as of December 31, 2023

Barclays PLC % Barclays Bank PLC % Barclays Capital Securities Limited 3.29% UBS GROUP AG, ON FEBRUARY 21, 2024 1. Issuer MorphoSys AG, Semmelweisstr. 7, 82152 Planegg, Germany LEI 529900493806K77LRE72 2. Reason for notification Acquisition/disposal of shares with voting rights 3. Details of person subject to the notification obligation UBS Group AG, Zurich, Switzerland 4. Names of shareholder(s) UBS AG 5. Date on which threshold was crossed or reached 02/15/2024 6. Total positions New % of voting rights attached to shares (total of 7.a.) 8.92% % of voting rights through instruments (total of 7.b.1. + 7.b.2.) 3.81% Total of both in % (7.a. + 7.b.) 12.74% Total number of voting rights pursuant to Sec. 41 WpHG 37655137 Previous notification % of voting rights attached to shares (total of 7.a.) 10.94% % of voting rights through instruments (total of 7.b.1. + 7.b.2.) 3.05% Total of both in % (7.a. + 7.b.) 13.99% 7. Details on total positions a. Voting rights attached to shares (Sec. 33, 34 WpHG) lSIN DE0006632003 Absolute – Indirect (Sec. 34 WpHG) 3032366 In % - Indirect (Sec. 34 WpHG) 8.05% ISIN US6177602025 Absolute – Indirect (Sec. 34 WpHG) 327885 In % - Indirect (Sec. 34 WpHG) 0.87% Total - Absolute 3360251 Total - in % 8.92% b.1. Instruments according to Sec. 38 (1) no. 1 WpHG Type of instrument Right to recall over shares Voting rights absolute 81856 Voting rights in % 0.22% Type of instrument Right of use over shares Voting rights absolute 518625 Voting rights in % 1.38% Type of instrument Right of use over ADRs (US6177602025) Voting rights absolute 560539 139 MorphoSys AG – Planegg — Annual Financial Statements as of December 31, 2023

140

Voting rights in %	1.49%	
Type of instrument	Right to recall over ADRs (US6177602025)	
Voting rights absolute	215205	
Voting rights in %	0.57%	
Total - Absolute	1376225	
Total - in %	3.65%	
b.2. Instruments according to Sec. 38 (1) no. 2 WpHG		
Type of instrument	Convertible bonds (DE000A3H2XW6)	
Cash or physical settlement	Physical	
Voting rights absolute	54078	
Voting rights in %	0.14%	
Art des Instruments	Right of use over convertible bonds (CH1286962597)	
Cash or physical settlement	Cash	
Voting rights absolute	3514	
Voting rights in %	0.01%	
Art des Instruments	Right of use over convertible bonds (CH1303979921)	
Cash or physical settlement	Cash	
Voting rights absolute	289	
Voting rights in %	0.00%	
Art des Instruments	Short Put Option	
Cash or physical settlement	Physical	
Voting rights absolute	1700	
Voting rights in %	0.00%	
Total - Absolute	59581	
Total - in %	0.16%	
8. Information in relation to the person subject of the notification obligation		
Full chain of controlled undertakings starting with the ultimate controlling natural person or legal entity:		
Name	% of voting rights (if at least held 3% or more)	Total of both (if at least 5% or more)
UBS Group AG	%	%
UBS AG	8.64%	9.67%
UBS Switzerland AG	%	%
-	%	%
UBS Group AG	%	%
UBS AG	8.64%	9.67%
UBS Asset Management AG	%	%
UBS Asset Management Holding (No. 2) Ltd	%	%
UBS Asset Management Holding Ltd	%	%
UBS Asset Management (UK) Limited	%	%
-	%	%
UBS Group AG	%	%
UBS AG	8.64%	9.67%
UBS Asset Management AG	%	%
UBS Asset Management Switzerland AG	%	%

MorphoSys AG – Planegg – Annual Financial Statements as of December 31, 2023

UBS Fund Management (Switzerland) AG % % - % % UBS Group AG % % UBS AG 8.64% 9.67% UBS Americas Holding LLC % % UBS Americas Inc. % % UBS Securities LLC % % - % % UBS Group AG % % UBS AG 8.64% 9.67% UBS Asset Management AG % % UBS Fund Management (Luxembourg) SA % % - % % UBS Group AG % % Credit Suisse AG % % Credit Suisse (Schweiz) AG % % - % % UBS Group AG % % Credit Suisse AG % % Credit Suisse Asset Management International Holding Ltd % % Credit Suisse Asset Management & Investor Services (Schweiz) Holding AG % % Credit Suisse Funds AG % % 141 MorphoSys AG – Planegg — Annual Financial Statements as of December 31, 2023

Subsequent Events In the first quarter of 2024, MorphoSys issued a further cash-settled share-based compensation program (Performance Share Unit Program - PSU program) for certain employees of the Company (beneficiaries). In addition, a new restricted stock unit plan was established in the first quarter of 2024 for certain employees of MorphoSys US Inc. and of Constellation Pharmaceuticals, Inc. (beneficiaries). Novartis Business Combination Agreement On February 5, 2024, MorphoSys announced that it entered into a Business Combination Agreement with Novartis BidCo AG (formerly known as Novartis data42 AG) and Novartis AG (hereinafter collectively referred to as “Novartis”) based on Novartis’ intention to submit a voluntary public takeover offer (the “Novartis Takeover Offer”) for all of MorphoSys’ outstanding common shares in exchange for payment of € 68.0 per share. Separately, MorphoSys entered into a purchase agreement (the "Purchase Agreement") with Incyte Corporation ("Incyte") to sell and transfer to Incyte all rights worldwide related to tafasitamab for a purchase price of $  25.0  million. MorphoSys and Incyte have been collaborating on the development and commercialization of tafasitamab since 2020. Prior to this agreement, tafasitamab was co-marketed in the U.S. by MorphoSys and Incyte as Monjuvi® (tafasitamab- cxix) and outside the U.S. by Incyte as Minjuvi®. MorphoSys’ Management Board and Supervisory Board unanimously approved both agreements. Novartis intends to offer MorphoSys’ shareholders € 68.0 per share in cash, for a total equity value of € 2.7 billion. The offer price corresponds to a premium of 94% and 142% on the volume-weighted average price during the last month and three months as of the unaffected January 25, 2024 close, respectively – the day before rumors about a transaction first surfaced. It also represents a premium of 89% to the closing share price of January 25, 2024. Subject to a careful review of the offer document to be published by Novartis BidCo AG, MorphoSys’ Management Board and Supervisory Board intend to recommend the acceptance of the Novartis Takeover Offer. The Novartis Takeover Offer will contain customary closing conditions, in particular a minimum acceptance threshold of 65% of MorphoSys’ share capital and regulatory clearances. The closing is currently expected to take place in the first half of 2024. MorphoSys and Novartis agreed to take MorphoSys private promptly after the Novartis Takeover Offer has been settled. There is no assurance that the business combination will be consummated on the proposed terms, timing or at all. The offer document of the Novartis Takeover Offer will be published by Novartis BidCo AG at a later date in accordance with the provisions of the German Securities Acquisition and Takeover Act, after the German Federal Financial Supervisory Authority (“BaFin”) has approved the publication. Promptly after the offer document is published, MorphoSys’ Management Board and Supervisory Board will issue a joint reasoned statement in accordance with sec. 27 of the German Securities Acquisition and Takeover Act. In accordance with U.S. securities laws, Novartis BidCo AG and Novartis AG will file a Tender Offer Statement, which will include the offer document on Schedule TO, and MorphoSys will file a Solicitation/Recommendation Statement on Schedule with the U.S. Securities and Exchange Commission. The transaction would result in MorphoSys' common shares being acquired by Novartis in exchange for payment. Novartis offers a price per MorphoSys share which is significantly higher than the trading price of the MorphoSys shares prior to the announcement of the transaction. Management Board believes that the minimum acceptance threshold of 65% will be obtained and the change of control by Novartis will take place. Based on the Business Combination Agreement, Novartis undertakes to MorphoSys to use all such efforts which are from the perspective of a prudent business person reasonable and appropriate to provide the MorphoSys Group with the financial resources required following completion of the Novartis Takeover Offer to enable the relevant MorphoSys Group companies pay any obligations arising from the implementation of the Novartis Takeover Offer as and when due, including any obligations for example, but not limited to, from the convertible bond and the obligations arising from the long-term incentive plans, each to the extent triggered by completion of the Novartis Takeover Offer. MorphoSys expects advisory fees triggered by completion of the Novartis Takeover Offer in a mid double-digit million Euro range. Based on the underlying contractual provisions, this potential change of control will have the following significant effects on the balance sheet and income statement of MorphoSys. 142 MorphoSys AG – Planegg — Annual Financial Statements as of December 31, 2023

Convertible Bond The non-subordinated, unsecured convertible bond placed in 2020 and partially redeemed via the modified reverse Dutch auction procedure amounted to € 262.1 million (current and non-current portion) as of December 31, 2023. After the publication of the official takeover bid by Novartis, the bondholders have two options a. Bondholders can exercise their conversion right by submitting a conditional conversion notice, which will become effective once Novartis obtains the acceptance by more than 65% of MorphoSys’ share capital to receive ordinary shares based on an adjusted conversion price. Since the preliminary calculated adjusted conversion price is significantly in excess of the offered € 68.0 per share, there is no economic rationale to bondholders to exercise their conversion right. b. Bondholders can exercise their put right in the event of an acquisition of control (i.e., point in time Novartis takes over control over MorphoSys). Bonds will then be redeemed on the control record date at their principal amount plus accrued interest. Assuming June 30, 2024, as the date Novartis will takeover control over MorphoSys, the estimated cash payment of the notional amount and estimated accrued interest to bondholders will be approx. € 262.4 million. Share-based payment programs In the past, MorphoSys granted various share-based payment programs ("Long-Term Incentive Plans"), as presented in section "Equity-Settled Share-Based Payment Transactions" as well as "Cash-Settled Share-Based Payment Transactions" of the notes to the financial statements, to selected beneficiaries. As outlined in the Business Combination Agreement, MorphoSys and Novartis commit to use all such efforts which are from the perspective of a prudent business person reasonable and appropriate to ensure uncapped payouts of any long-term incentive plans active prior to signing of the Business Combination Agreement (the “Pre-2024 Long-Term Incentive Plans”) to Management Board members and all employees affected by any caps under German law. It will be offered to all beneficiaries to fully close out their still active Pre-2024 Long-Term Incentive Plans against payment of the offer price after the Novartis Takeover Offer. For certain Long-Term Incentive Plans for which MorphoSys assumed an equity settlement after the vesting period, this assumption will now need to be revised to a full cash-settlement, and the respective provisions for subsequent valuation are to be applied to these programs accordingly. MorphoSys currently expects that the Novartis takeover would result in an estimated amount of approximately € 101 million of additional expenses until the assumed change-of control event, thereof, approximately € 24 million are attributable to key management personnel. This estimation may change in the future depending on the further development of the circumstances. With regard to the obligations arising from other contracts, MorphoSys currently assumes that the payments of approximately € 114 million related to the Pre-2024 Long-Term Incentive Plans will be made within calendar year 2024, after a successful change-of- control and delisting of MorphoSys. In case Management Board members or Group employees leave the Group following a completion of the Takeover Offer, MorphoSys assumes additional payouts in a mid double-digit million Euro range could occur associated with the programs granted in the first quarter 2024. The employment contracts of key management personnel include the option to terminate the employment relationship in the event of a transfer of control. In the event of termination of the employment contract, key management personnel are still entitled to salary and bonus payments. The company currently assumes that this could result in obligations of approx. € 7 million. Purchase Agreement with Incyte on the sale of tafasitamab As of February 5, 2024, Incyte obtained exclusive worldwide rights, assumed full responsibility and covers all costs going forward for the development and commercialization of tafasitamab for a total cash consideration (purchase price) of $ 25.0 million under the terms of the Purchase Agreement. 143 MorphoSys AG – Planegg — Annual Financial Statements as of December 31, 2023

Based on the Purchase Agreement, MorphoSys and Incyte agreed to transfer all relevant intellectual property rights in connection with tafasitamab to Incyte. The intangible assets relating to the underlying intellectual property rights capitalized in MorphoSys balance sheet as of February 5, 2024, amounted to approximately € 59 million. Furthermore, it was agreed that all commercial and clinical inventories in the amount of approximately € 63 million held by MorphoSys as of February 5, 2024, will also be transferred to Incyte. During the agreed transition period of 180 days, MorphoSys will provide certain transition services relating to the ongoing tafasitamab clinical and commercial activities to Incyte. Incyte will bear the cost associated with these transitional services as incurred. MorphoSys and Incyte have been collaborating on tafasitamab since 2020 under the Collaboration and License Agreement (refer to the notes to the financial statements). The Purchase Agreement with Incyte terminates this agreement as of February 5, 2024. Consequently, the other provisions associated with the Incyte collaboration in the amount of approx. € 120 million will be released. In total, MorphoSys expects a net profit of approximately € 14 million from this transaction, excluding the effects from the transition services to be rendered. Due to the Purchase Agreement with Incyte on the sale of tafasitamab, the obligations from future payments in connection with contracts for outsourced studies will reduce by approx. € 129 million. Furthermore, MorphoSys will no longer be obliged to milestone payments to licensors in the amount of US$  236.5  million (€ 214.0 million), which were presented as contingent liabilities as of December 31, 2023. Planegg, March 12, 2024 Jean-Paul Kress, M.D. Lucinda Crabtree, Ph.D. Chief Executive Officer Chief Financial Officer 144 MorphoSys AG – Planegg — Annual Financial Statements as of December 31, 2023

145

Statement of Fixed Assets

		Aquisition and Production Cost			
		01.01.2023 in €	Additions in €	Disposals in €	31.12.2023 in €
A.	FIXED ASSETS				
I.	Intangible Assets				
	Paid Concessions, Commercial Property Rights and similar Rights and Assets and Licenses to such Rights and Assets	96,859,353	0	0	96,859,353
		96,859,353	**0**	**0**	**96,859,353**
II.	Property, Plant and Equipment				
1.	Land, Leasehold Rights and Buildings, including Leasehold Improvements	687,694	0	0	687,694
2.	Other Equipment, Furniture and Fixtures	22,456,173	386,670	35,418	22,807,425
		23,143,867	**386,670**	**35,418**	**23,495,119**
III.	Financial Assets				
1.	Shares in Affiliated Companies	1,280,387,700	0	0	1,280,387,700
2.	Shares in Investments	12,610,660	4,164,762	2,678,465	14,096,957
		1,292,998,360	**4,164,762**	**2,678,465**	**1,294,484,657**
		1,413,001,580	**4,551,432**	**2,713,883**	**1,414,839,129**

MorphoSys AG – Planegg – Annual Financial Statements as of December 31, 2023

146

	Accumulated Depreciation					Carrying Amount	
	01.01.2023 in €	Additions in €	Impairment in €	Disposals in €	31.12.2023 in €	31.12.2023 in €	31.12.2022 in €
	25,845,398	3,327,110	8,876,710	0	38,049,218	58,810,135	71,013,955
	25,845,398	**3,327,110**	**8,876,710**	**0**	**38,049,218**	**58,810,135**	**71,013,955**
	355,339	68,254	0	0	423,593	264,101	332,355
	19,136,414	1,589,767	0	28,208	20,697,973	2,109,452	3,319,759
	19,491,753	**1,658,021**	**0**	**28,208**	**21,121,566**	**2,373,553**	**3,652,114**
	128,127,337	0	0	0	128,127,337	1,152,260,363	1,152,260,363
	0	0	0	0	0	14,096,957	12,610,660
	128,127,337	**0**	**0**	**0**	**128,127,337**	**1,166,357,320**	**1,164,871,023**
	173,464,488	**4,985,131**	**8,876,710**	**28,208**	**187,298,121**	**1,227,541,008**	**1,239,537,092**

MorphoSys AG – Planegg – Annual Financial Statements as of December 31, 2023

Responsibility Statement To the best of our knowledge, and in accordance with the applicable reporting principles, the financial statements give a true and fair view of the Company's net assets, financial position and results of operations, and the management report provides a fair review of the development and performance of the business and the position of the Company together with a description of the principal opportunities and risks associated with the Company's expected development. Planegg, March 12, 2024 Jean-Paul Kress, M.D. Lucinda Crabtree, Ph.D. Chief Executive Officer Chief Financial Officer 147 MorphoSys AG – Planegg — Annual Financial Statements as of December 31, 2023

Imprint Contact Information Investor Relations Phone: +49 89 89927-404 Fax: +49 89 89927-5404 E-Mail: investors@morphosys.com MorphoSys AG Semmelweisstraße 7 82152 Planegg Germany Phone: +49 89 89927-0 Fax: +49 89 89927-222 E-Mail: info@morphosys.com Website: www.morphosys.com/en These annual financial statements are also available in German and can be downloaded from the Company’s website. For better readability, this report uses the masculine form only but refers equally to all genders. HuCAL® and Ylanthia® are registered trademarks of the MorphoSys Group. As of February 5, 2024, Monjuvi® and Minjuvi® are registered trademarks of Incyte. We also refer to trademarks of other corporations and organizations in these annual financial statements. 155 MorphoSys AG – Planegg — Annual Financial Statements as of December 31, 2023